Form 20-F
period 2020-12-31
CNOOC LTD
filed 2021-04-22
CIK 1095595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares as of December 31, 2020 was 44,647,455,984 shares.

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

Conventions

We publish our financial statements in Renminbi. Unless otherwise indicated, we have translated amounts from Renminbi into U.S. dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2020 of US$1.00=Rmb 6.5250. We have translated amounts in Hong Kong dollars solely for the convenience of the reader at the noon buying rate for cable transfers of Hong Kong dollars per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2020 of US$1.00=HK$ 7.7534. We make no representation that the Renminbi amounts or Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at those rates on December 31, 2020, or at all. For further information on exchange rates, see “Item 3—Key Information—Selected Financial Data.”

Totals presented in this annual report may not add correctly due to rounding of numbers.

For the years 2018, 2019 and 2020, approximately 69%, 66% and 62% respectively, of our reserves were evaluated by our internal reserve evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Our reserve data for 2018, 2019 and 2020 were prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after December 31, 2009. Except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees.

In calculating barrels-of-oil equivalent amounts, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Madura and Tangguh projects in Indonesia in Asia, and Dongfang 13-2, Wenchang 9-2/9-3/10-3 and Yacheng 13-1 gas fields in China, which we have used actual thermal unit for such conversion purpose.

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

For further definitions relating to reserves:

·	“reserve replacement ratio” means, for a given year, total additions to proved reserves, which consist of additions from purchases, discoveries and extensions and revisions of prior reserve estimates, divided by production during the year. Reserve additions used in this calculation are proved developed and proved undeveloped reserves; unproved reserve additions are not used. Data used in the calculation of reserve replacement ratio is derived directly from the reserve quantity reconciliation prepared in accordance with U.S. Accounting Standards Codification 932-235-50, which reconciliation is included in “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-83 of this annual report.

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

·	“reserve life” means the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas, also known as reserve-to-production ratio;

·	“seismic data” means data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology;

·	“success” means a discovery of oil or gas by an exploratory well. Such an exploratory well is a successful well and is also known as a discovery. A successful well is commercial, which means there are enough hydrocarbon deposits discovered for economic recovery;

·	“wildcat well” means an exploratory well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries;

References to:

·	“bbls” means barrels, which is equivalent to approximately 0.134 tons of oil (33 degrees API);

·	“mmbbls” means million barrels;

·	“BOE” means barrels-of-oil equivalent;

·	“mcf” means thousand cubic feet;

·	“mmcf” means million cubic feet; and

·	“bcf” means billion cubic feet, which is equivalent to approximately 28.32 million cubic meters.

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

These statements are based on assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including but not limited to the Company and its controlling shareholders have been added to the list of Chinese companies with alleged ties to the Chinese military, fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, see “Item 3—Key Information—Risk Factors”.

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

SPECIAL NOTE ON THE FINANCIAL INFORMATION AND CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. We are not required to provide reconciliation to Generally Accepted Accounting Principles in the United States.

The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

POTENTIAL DELISTING OF OUR ADSS

On February 26, 2021, the NYSE posted on its website a news release stating that the NYSE Regulation has determined to commence proceedings to delist our ADSs, on the basis that we are no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D in light of the Executive Order 13959 – “Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies” signed by the President of the United States of America on November 12, 2020 (as amended on January 13, 2021) and updated guidance provided by the Office of Foreign Assets Control of the U.S. Department of the Treasury in General License 1A and frequently asked questions 879 issued on January 27, 2021. The NYSE suspended trading in our ADSs at 4:00 a.m. (Eastern Standard Time) on March 9, 2021. On March 10, 2021 (Eastern Standard Time), we filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE (the “Committee”). If the Committee decides that our ADSs should be removed from listing, the NYSE will apply to the SEC to delist the ADSs upon completion of all applicable procedures.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected historical financial data of our Company as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of financial position data as of December 31, 2019 and 2020 and consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2018, 2019 and 2020 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and their notes under “Item 18—Financial Statements” and “Item 5—Operating and Financial Review and Prospects” in this annual report. The selected historical consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 and consolidated statement of profit or loss and other comprehensive income data for the years ended December 31, 2016 and 2017 set forth below are derived from our audited consolidated financial statements not included in this annual report. As disclosed above under “Special Note on the Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year ended December 31,
	2016	2017	2018	2019	2020	2020

	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Statement of profit or loss and other comprehensive income data:
Operating revenues:
Oil and gas sales	121,325	152,412	186,557	197,173	139,601	21,395
Marketing revenues	20,310	28,907	35,830	30,867	12,131	1,859
Other revenues	4,855	5,652	5,324	5,159	3,640	558
Total operating revenues	146,490	186,971	227,711	233,199	155,372	23,812

Expenses:
Operating expenses	(23,211)	(24,410)	(24,388)	(24,735)	(24,240)	(3,715)
Taxes other than income tax	(6,941)	(7,221)	(9,141)	(9,156)	(7,200)	(1,103)
Exploration expenses	(7,359)	(6,966)	(13,135)	(12,342)	(5,601)	(858)

	Year ended December 31,
	2016	2017	2018	2019	2020	2020

	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except per share and per ADS data)
Depreciation, depletion and amortization	(68,907)	(61,442)	(50,838)	(57,699)	(52,306)	(8,016)
Special oil gain levy	—	(55)	(2,599)	(894)	(79)	(12)
Impairment and provision	(12,171)	(9,185)	(666)	(2,094)	(5,199)	(797)
Crude oil and product purchases	(19,018)	(27,643)	(33,558)	(29,040)	(11,671)	(1,789)
Selling and administrative expenses	(6,493)	(7,010)	(7,429)	(8,062)	(8,821)	(1,352)
Others	(4,802)	(6,042)	(5,790)	(4,982)	(3,866)	(592)
Total expenses	(148,902)	(149,974)	(147,544)	(149,004)	(118,983)	(18,234)

(Loss)/profit from operating activities	(2,412)	36,997	80,167	84,195	36,389	5,578
Interest income	901	655	798	1,067	1,473	226
Finance costs	(6,246)	(5,121)	(5,162)	(5,865)	(6,190)	(949)
Exchange (losses) /gains, net	(790)	356	(141)	(213)	445	68
Investment income	2,774	2,409	3,685	4,632	2,978	456
Share of (losses)/profits of associates	(609)	302	406	459	171	26
Profit/(loss) attributable to a joint venture	533	553	(5,593)	543	(803)	(123)
Other income, net	574	236	997	831	444	68

(Loss)/profit before tax	(5,275)	36,387	75,157	85,649	34,907	5,350
Income tax credit/(expense)	5,912	(11,668)	(22,482)	(24,604)	(9,951)	(1,525)
Profit for the year	637	24,719	52,675	61,045	24,956	3,825

Earnings per share (basic)(1)	0.01	0.55	1.18	1.37	0.56	0.09
Earnings per share (diluted)(2)	0.01	0.55	1.18	1.37	0.56	0.09
Earnings per ADS (basic)(1)	1.43	55.37	117.98	136.73	55.89	8.57
Earnings per ADS (diluted)(2)	1.43	55.36	117.96	136.72	55.89	8.57

Dividend per share
Interim	0.105	0.170	0.266	0.297	0.173	0.027
Proposed final	0.204	0.243	0.341	0.404	0.209	0.032

	As of December 31,
	2016	2017	2018	2019	2020	2020
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions)
Statement of Financial Position Data:
Cash and cash equivalents	13,735	12,949	14,995	33,679	24,019	3,681
Other financial assets	52,889	74,344	125,283	114,513	61,662	9,450
Current assets	122,045	139,564	191,151	205,935	163,391	25,041
Property, plant and equipment, net	432,465	401,544	413,383	440,554	446,668	68,455
Investments in associates	3,695	4,067	4,433	24,513	23,544	3,608
Investments in a joint venture	26,300	25,079	20,268	20,977	18,822	2,885
Intangible assets	16,644	15,430	16,073	16,306	15,129	2,319
Right-of-use assets	—	—	—	9,179	9,161	1,404
Equity investments	4,266	3,558	4,066	2,936	1,829	280
Total assets	637,681	624,089	686,381	757,731	721,275	110,541
Current loans and borrowings	19,678	14,092	10,272	13,908	11,217	1,719
Current liabilities	67,090	63,223	74,157	91,249	74,852	11,472
Non-current loans and borrowings	130,798	120,777	133,479	136,152	125,013	19,159
Total non-current liabilities	188,220	178,295	192,314	218,256	212,493	32,567
Total liabilities	255,310	241,518	266,471	309,505	287,345	44,039
Capital stock	43,081	43,081	43,081	43,081	43,081	6,602
Shareholders’ equity	382,371	382,571	419,910	448,226	433,930	66,502

(1)	Earnings per share (basic) and earnings per ADS (basic) for each year from 2016 to 2020 have been computed, without considering the dilutive effect of the shares underlying our share option schemes by dividing profit by the weighted average number of shares and the weighted average number of ADSs of 44,647,455,984 and 446,474,560, respectively, for each year from 2016 to 2020, in each case based on a ratio of 100 shares to one ADS.

(2)	Earnings per share (diluted) and earnings per ADS (diluted) for each year from 2016 to 2020 have been computed, after considering the dilutive effect of the shares underlying our share option schemes by using 44,659,140,488 shares and 446,591,405 ADSs for 2016, 44,651,557,953 shares and 446,515,580 ADSs for 2017, 44,656,022,966 shares and 446,560,230 ADSs for 2018, 44,651,110,742 shares and 446,511,107 ADSs for 2019 and 44,647,455,984 shares and 446,474,560 ADSs for 2020.

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
	(in millions, except percentages and ratios)
Other Financial Data:
Capital expenditures paid(1)	51,347	48,068	51,002	66,395	71,000	10,881
Cash provided by/(used for):
Operating activities	72,863	95,051	124,398	123,521	82,338	12,619
Investing activities	(27,953)	(64,745)	(95,452)	(67,457)	(50,850)	(7,793)
Financing activities	(43,240)	(31,276)	(27,108)	(37,691)	(38,698)	(5,931)
Gearing ratio(2)	28.2%	26.1%	25.5%	26.1%	24.9%	24.9%

(1)	Capital expenditures paid exclude those relating to acquisition of oil and gas properties.

(2)	Interest bearing debt divided by the sum of interest bearing debt and equity.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may subject to the following risks, which could have material effects on our strategies, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

The Company and its controlling shareholder, CNOOC, have been added to the list of Chinese companies with alleged ties to the Chinese military issued by the U.S. government agencies and trading in the securities of the Company may be affected.

On November 12, 2020, the U.S. President signed Executive Order 13959 – “Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies” (as amended on January 13, 2021, “E.O. 13959”). On December 3, 2020, the U.S. Department of Defense added four Chinese companies (including CNOOC) to the list of Chinese companies with alleged ties to the Chinese military. On January 8, 2021, the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury added the Company to its “Non-SDN Communist Chinese Military Companies List”.

Pursuant to E.O. 13959, transactions, including purchases and sales, of publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities (“Covered Securities”), of the Company by any United States citizen, permanent resident alien, entity organised under the laws of the United States or any jurisdiction within the United States (including foreign branches), or any person in the United States (“U.S. person”) will be prohibited. For the Company, such prohibition became effective beginning 9:30 a.m. (Eastern Standard Time) on March 9, 2021, subject to certain divestiture and other exemptions. However, any transaction made on or before 365 days from the date on which the Company was added to the “Non-SDN Communist Chinese Military Companies List” solely to divest, in whole or in part, from Covered Securities that any U.S. person held in the Company as of March 9, 2021 (Eastern Standard Time) is permitted. Afterwards, possession of any Covered Securities of the Company by a U.S. person is prohibited. On February 26, 2021 (Eastern Standard Time), the New York Stock Exchange (“NYSE”) Regulation determined to commence proceedings to delist the ADSs of the Company on the basis that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D in light of E.O. 13959 and updated guidance provided by OFAC in General License 1A and frequently asked questions 879 issued on January 27, 2021. The NYSE suspended trading in the ADSs of the Company at 4:00 a.m. (Eastern Standard Time) on March 9, 2021. On March 10, 2021 (Eastern Standard Time), the Company filed with the NYSE a written request for a review of the delisting determination. There is no assurance that the Company’s review request will be successful.

The fact that the Company was added to such lists and trading in the Covered Securities are subject to the prohibition provided for by E.O. 13959 may cause U.S. persons to sell the Covered Securities, which may cause fluctuations in the market prices of our ADSs listed on the New York Stock Exchange and the Toronto Stock Exchange, our ordinary shares and debt securities listed on the Hong Kong Stock Exchange and any other securities and derivatives publicly traded. In such a situation, our business partners may re-evaluate the risk of transacting with us.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for crude oil and natural gas, market uncertainty and various other factors beyond our control, including but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions of major oil-producing countries, the prices and accessibility of other energy sources, domestic and foreign government regulations, natural disasters, weather conditions and major public health emergencies (e.g. the novel coronavirus (COVID-19) outbreak in 2020). Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Oil and gas prices are volatile. A downward trend in oil and gas prices which lasts for a long period may adversely affect our business, revenue and profits, and may also result in write-off of higher cost reserves and other assets, reduction in the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and gas prices may also impact our long-term investment strategies and operation capability for our projects.

Our business and strategies may be substantially affected by complex macro economy, political instability, war and terrorism and changes in policies, laws and fiscal and tax regimes.

The international political and economic situation is complex and changeable. Some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international actions, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in policies, laws, fiscal and tax regimes are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as trade and economic sanctions due to deteriorated relations among different countries.

For example, with regard to the UK’s exit from the European Union on January 31, 2020 (“Brexit”), the EU and the UK have reached an agreement on a new trade arrangement, which has been applied provisionally since January 1, 2021. However, there are still uncertainties about the actual consequences of Brexit, including the possibility that Brexit will lead to instability in the financial, stock and currency exchange markets, and the possibility that the supply and availability of goods and services between the UK and the EU will be further restricted. The ongoing oil and gas system reform in China may have certain impacts on the Company's business in China. At present, China’s foreign investment access policies no longer restrict foreign investment to enter the oil and gas exploration and production industry in China through joint venture and cooperation only. At the end of 2019, China’s ministry of natural resources management published the Opinions on Several Matters Concerning Promoting Reform of Mineral Resources Administration (for Trial Implementation), which imposed challenges for the Company to obtain and retain business in the oil and gas fields in the future. The above law and regulations and the ongoing oil and gas system reform in China may have certain impacts on the Company’s existing business model.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including an increase in applicable tax rates for the Company in some circumstances. Furthermore, the Organization for Economic Co-operation and Development (OECD) initiated the “Base Erosion and Profit Shifting Project” (BEPS Project) to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace.

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

At the same time, environmental protection supervision in the energy sector is becoming increasingly strict. Many countries have accelerated the global transition to low-carbon clean energy by setting emission reduction standards, strictly implementing the renewable energy proportion plan, levying high carbon taxes, and enacting strict regulatory bills. Green and low-carbon transformation may lead to intensified competition in the energy supply market, resulting in a substantial increase in our costs.

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

Every aspect of our daily operations exposes us to health, safety, security and environment (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Part of our oil and gas operations are located in environmentally sensitive regions or politically unstable regions, such as Iraq, Nigeria, etc.; or operating in offshore environment, especially in new deep water area such as Mexico, etc. Our operations expose us and the communities in which we operate to a number of risks, including major process safety incidents, natural disasters, social unrest, personal health and safety mistakes and potential consequences from unforeseeable external destruction, for instance, typhoons, sea ice, etc. may damage platform structure, and submarine pipelines may lead to oil spills and gas leaks due to damage from external force. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, it could result in casualties, environmental damage, disruption to business activities and material impact on our reputation, exclusion from bidding or eventually loss of our licence to operate. In certain circumstances, liabilities imposed may be disproportionate to our fault in the matter. Regulatory regimes for HSSE in host countries in which we operate change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter.

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

Violations of anti-corruption, anti-fraud, anti-money laundering and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud, anti-money laundering and corporate governance, are constantly changing and becoming more comprehensive, especially in the U.S., the U.K., the EU, Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our reputation and image, and our ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

Data security, data privacy and data protection laws and other technology regulations increase our costs and violations of such laws and regulations will expose us or our employees to fines and liabilities.

Laws and regulations related to privacy and data protection are generally becoming more stringent. Some countries and jurisdictions where we operate in or have access to data have data security, data privacy or data protection laws and regulations, such as the European Union General Data Protection Regulation (GDPR) and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). As a company with operations in various countries and regions, we are subject to data privacy and security laws in numerous jurisdictions as a result of having access to and processing confidential, personal or sensitive data in the course of our business. Therefore, compliance with the various data privacy regulations around the world may require significant expenditures. In addition, failure to comply with current and future laws and regulations could result in government enforcement actions (including the imposition of significant penalties), criminal and civil liability for us and our officers and directors, private litigation and/ or adverse publicity that negatively affects our business.

Potential changes in the U.S. sanctions regime could result in negative media and investor attention and possible sanctions imposed on the Company due to the Company’s or its affiliate’s activities in certain countries or regions, which could materially and adversely affect our shareholders.

Different levels of the U.S. government-federal, state or local-impose economic sanctions of varying severity against certain geographical areas and their populations or against designated governments, organizations, individuals and entities wherever located. Our controlling shareholder, CNOOC, non-controlling affiliates and the Group did not carry out any sanctionable activities in the countries that are the subject of comprehensive U.S. sanctions (Iran, Cuba, North Korea, Syria and the Crimea region) in 2020. However, it is impossible to predict whether the Company or its affiliated companies will be restricted from operating or carrying out certain businesses in the future due to changes in the U.S. sanctions regime. If this happens, the impact may include that our Company is unable to continue to carry out the business with U.S. persons, the Company is prohibited from engaging in relevant activities in the U.S., the U.S.-related transactions in our securities and distributions to U.S. individuals and entities with respect to our securities are prohibited, pension or endowment funds of certain U.S. states and local governments or universities sell our securities, and we are subject to negative media or investor attention which may distract management, consume internal resources and affect investors’ perception of our Company and investment in our Company.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risks of failing to discover commercially productive oil or gas reservoirs or that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 53.2% of our proved reserves were undeveloped as of December 31, 2020. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production dynamics of oil reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regimes in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may be proved to be incorrect over time. Consequently, the results of drilling, testing, production and changes in oil and gas prices may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us to enhance the Company’s competitiveness in a competitive environment and exploration and development challenges. For example, we strive to rely on technologies and innovations to realize our strategy and enhance our competitiveness and operation capacity in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, deep water exploration and development, and offshore enhanced oil recovery. If our core technology reserves are insufficient, it may have a negative impact on the Company’s reserves and production targets and cost control targets.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Malicious attacks on our cyber system, negligence in the management of our cyber security and IT system and other factors may cause damage or breakdown to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant increase in costs or damage to our reputation.

CNOOC, the controlling shareholder of the Company, will have an impact on the Company to a certain extent, and we regularly enter into connected transactions with CNOOC and its affiliates.

Currently, CNOOC directly and indirectly owns or controls approximately 65.01% of our shares. As a result, CNOOC can have an impact on the election of our Board members, our dividend payments and other decisions. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations (except for those relating to administrative functions as a state-owned company) under any new PSCs that it enters into to us (save for certain exceptions), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favor its own interests over ours.

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

Transportation and export infrastructure in Canada is limited, and without the construction of new transportation and export infrastructure, realization of our full oil and natural gas production capability may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other (international) markets, which could materially and adversely affect our financial performance.

Furthermore, First Nations in Canada have aboriginal land claims, including claims to certain mineral resources, in a substantial portion of western Canada. As a result, negotiations with First Nations prior to commencing future projects (including surface activities necessary to conduct mineral extraction) are prudent. Failure to successfully negotiate with affected First Nations may result in timing uncertainties or delays of future development activities.

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

Key sales customers - if any of our key customers reduces its crude oil or natural gas purchases from us significantly, our results of operation could be adversely affected. In crude oil sales, we adopt measures including confirming the annual sales plan and participating in market competition so as to maintain a stable cooperation with customers and to reduce reliance on a single customer. In natural gas sales, we adopt measures including signing long-term gas supply agreements with take-or-pay clause so as to minimize the risk of impact on our financial condition.

Key suppliers - we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and reached a consensus in corporate cultures and mutually beneficial cooperation. Furthermore, we actively explore new suppliers to ensure supply adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks - The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The appreciation of Renminbi against U.S. dollar may have double effects. The depreciation of U.S. dollar against Renminbi may reduce the Company’s revenue from the sales of oil and gas, but may reduce our import costs of equipment and raw materials in the meantime.

Liquidity risks - Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly-owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association of such subsidiaries, and we may face risks of not obtaining adequate cash flows from such subsidiaries.

The audit reports filed with the SEC have been prepared by our auditor, an independent registered public accounting firm, whose work is not inspected by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and, as such, it is unlikely for the PCAOB to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures.

Our auditor issues the audit reports which are included in our annual report filed with the SEC. As a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations, our auditor is not currently inspected by the PCAOB. Therefore, it is unlikely for the PCAOB to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 18, 2020, the U.S. Holding Foreign Companies Accountable Act (the “HFCA Act”) was signed into law by the U.S. President and became effective. Pursuant to the U.S. HFCA Act, securities of any issuer will be prohibited from being traded on any of the U.S. securities exchanges or traded “over-the-counter” if the SEC determines that the PCAOB has been unable to inspect or investigate such issuer’s accounting firm for three consecutive years. Issuers with the above mentioned circumstances are also required to make certain disclosures including, among others, the percentage of shares owned by relevant governmental entities, whether the relevant governmental entities have a controlling financial interest, information related to any board members who are officials of the Chinese Communist Party and whether the articles of association of the company contain any content of the charter of the Chinese Communist Party.

The enactment of the HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for affected issuers, including us.

Risks Related to SEC Litigation Against the “Big Four” PRC-based Accounting Firms

In December 2012, the SEC brought administrative proceedings against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, alleging that these firms had refused to produce audit work papers and other documents related to certain China-based companies whose securities are publicly traded in the United States. In February 2015, each of the “big four” PRC-based accounting firms reached a settlement with the SEC, which required the firms to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (CSRC) in response to future document requests by the SEC made through the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice after four years from entry of the settlement. Therefore, the case was deemed dismissed on February 6, 2019.

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

CNOOC has undertaken to us that:

·	we will enjoy the exclusive right to exercise all of CNOOC’s commercial and operational rights under PRC laws and regulations relating to the exploration, development, production and sales of oil and natural gas in offshore China, and CNOOC will not engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC, unless we waive CNOOC from the above-mentioned undertakings for certain business if participating in or engaging in such business may expose the Group to significant risks due to applicable laws and regulations;

·	it will transfer to us all of its rights and obligations under any new PSCs and geophysical exploration operations, except those relating to its administrative functions;

·	we will be able to participate jointly with CNOOC in negotiating new PSCs and to set out our views to CNOOC on the proposed terms of new PSCs;

·	we will have unlimited and unrestricted access to all data, records, samples and other original data owned by CNOOC relating to oil and natural gas resources;

·	we will have an option to invest in LNG projects in which CNOOC invested or proposed to invest, and CNOOC will at its own expense help us to procure all necessary government approvals needed for our participation in these projects; and

·	we will have an option to participate in other businesses related to natural gas in which CNOOC invested or proposed to invest, and CNOOC will procure all necessary government approvals needed for our participation in such business.

The undertakings from CNOOC will cease to have any effect:

·	if we become a wholly owned subsidiary of CNOOC;

·	if our securities cease to be listed on any stock exchange or automated trading system; or

·	12 months after CNOOC or any other PRC government-controlled entity ceases to be our controlling shareholder.

For information on our capital expenditures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Used in Investing Activities.”

B.	Business Overview

Overview

We are an upstream company specializing in oil and natural gas exploration, development and production. We are the dominant oil and natural gas producer in offshore China and in terms of reserves and production, one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2020, we had net proved reserves of approximately 5.4 billion BOE (including approximately 0.4 billion BOE in our equity method investees). In 2020, we achieved a net production of 1,443,201 BOE/day (including net production of approximately 53,658 BOE/day in its equity method investees).

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

Large and diversified asset base with significant exploitation opportunities

We have a large net proved reserve base spread across China and globally. As of December 31, 2020, we had approximately 5.4 billion BOE of net proved reserves. Our core operating area, offshore and onshore China, contributed to approximately 57.9% of our net proved reserves, while overseas contributed to the balance of 42.1%.

In addition to China, we have a diversified global portfolio which provides us with further exploration and exploitation potential. We have a strong track record of successfully acquiring and operating many quality overseas upstream assets worldwide. Currently, we have assets in Indonesia, Australia, Nigeria, Iraq, Uganda, Argentina, U.S., Canada, U.K., Brazil, Guyana, Russia, the United Arab Emirates and various other countries.

As of December 31, 2020, approximately 53.2% of our net proved reserves were classified as net proved undeveloped. Our large proved reserve base gives us the opportunity to achieve substantial production growth.

Sizable operating areas in offshore China with demonstrated exploration potential

We are the dominant oil and gas producer in offshore China, a region that we believe has substantial exploration upside. As of December 31, 2020, our total major exploration areas acreage in offshore China was approximately 244 thousand square kilometers. We believe that offshore China is relatively underexplored, compared to other prolific offshore exploration areas such as the shallow water of the U.S. Gulf of Mexico, providing us with substantial exploration upside.

We have maintained an active drilling exploration program, which continues to demonstrate the exploration potential of offshore China. During 2020, we and our foreign partners have together drilled a total of 186 exploratory wells in offshore China, of which 61 were wildcat wells. During the same year, we and our foreign partners made 13 new discoveries in offshore China.

Successful independent exploration and development track record

We have a strong record of growing our reserves base for oil and natural gas, both independently and with our partners through PSCs. In recent years, we have been adding reserves and production mainly through independent exploration and development. As of the end of 2020, in offshore and onshore China, approximately 87.8% of our net proved reserves were independent and approximately 81.0% of our production generated from independent projects.

In 2020, in offshore China, our independent exploration resulted in 13 new discoveries, we also successfully appraised 41 oil and gas bearing structures. On the development front, our major new development projects progressed smoothly, with nine new projects in offshore China planned to come on stream and Penglai 25-6 oilfield area 3 project was also put into production during the year.

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

We have always upheld and attained high standard of business ethics, for which our transparency and standard of governance have been recognized by the public and our shareholders. In 2020, the Company was honoured, among others, as the “Most Honored Company”, “Best ESG (Oil & Gas)”, “Best IR Programs” and “Best CFO” in Institutional Investor’s 2020 All-Asia Executive Team Awards, “Gold Award” in the 2020 ESG Corporate Awards by The Asset, “2020 China Securities Golden Bauhinia Awards – Best Listed Company”, “Best CEO for Listed Companies” and “Best CFO for Listed Companies” hosted by Ta Kung Wen Wei Media Group, “Best Investor Relations Company”, “Asia’s Best CEO (Investor Relations)” and “Asia’s Best CFO (Investor Relations)” in the “Asian Excellence Award” hosted by Corporate Governance Asia. High and strict standard of corporate governance enables us to operate steadily and efficiently and is in the long-term interests of us and our shareholders.

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

We increase our production primarily through the development of proved undeveloped reserves. As of December 31, 2020, approximately 53.2% of our proved reserves were classified as proved undeveloped reserves, which provide a solid resource base for the Company’s continued production growth in the future.

Develop natural gas business

We adopt the low-carbon development concept and actively expands the natural gas business. We will continue to develop the natural gas market, strengthen exploration and development activities in natural gas fields, and enhance natural gas supply capability. We will advance key natural gas projects such as Lingshui 17-2 and Bozhong 19-6, and strengthen the development of onshore unconventional gas. We expect to increase the proportion of natural gas production to 30% in 2025.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators. In 2020, we continued to tap the potential of technological innovation and management innovation to lower costs and enhance efficiency. All-in cost per BOE was at its lowest in nearly a decade and our cost competitiveness was maintained.

We also attached great importance to cash flow management and maintained a healthy financial position.

Selected Operating and Reserves Data

The following table sets forth our operating data and our net proved reserves as of the date and for the periods indicated.

Our reserve data were prepared in accordance with the SEC’s final rules on Modernization of Oil and Gas Reporting.

	Year ended December 31,
	2018	2019	2020
Net Production(2):
Oil (daily average bbls/day)	1,050,749	1,124,790	1,145,056
Gas (daily average mmcf/day)	1,462.5	1,537.9	1,727.4
Oil equivalent (BOE/day)	1,301,438	1,387,564	1,443,201

Net Proved Reserves (as of the end of period):
Oil (mmbbls)	2,413.9	2,550.3	2,758.3
Gas (bcf)	7,626.8	7,827.1	7,956.4
Synthetic Oil (mmbbls)	796.3	779.6	796.7
Bitumen (mmbbls)	88.1	153.6	94.0
Total (million BOE)	4,590.0	4,807.9	5,001.2
Total with equity method investees (million BOE)(2)	4,962.1	5,184.6	5,372.7
Annual reserve replacement ratio(1)	126%	145%	138%
Annual reserve replacement ratio(2)	126%	144%	136%
Estimated reserve life (years)	10.1	9.9	9.8
Estimated reserve life (years)(2)	10.5	10.2	10.2
Standardized measure of discounted future net cash flow (million Rmb)	416,075	442,529	274,980

(1)	For the calculation of reserve replacement ratio, see “Terms and Conventions—Glossary of Technical Terms”.

(2)	Including our interest in equity method investees.

(3)	Including 276.0 bcf of coalbed methane.

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

	Net proved reserves as of December 31,		Net proved reserves as of December 31, 2020
	2018	2019	Crude Oil	Natural Gas		Synthetic Oil	Bitumen	Total
	(mmboe)	(mmboe)	(mmbbls)	(bcf)		(mmbbls)	(mmbbls)	(mmboe)
Developed
China
Bohai	650.4	655.5	730.0	312.4		—	—	782.0
Western South China Sea	195.3	229.6	98.3	1,068.4		—	—	285.6
Eastern South China Sea	295.7	288.5	210.0	659.5		—	—	319.9
East China Sea	19.5	19.4	8.4	124.9		—	—	29.2
Onshore	—	8.5	—	348.8	(1)	—	—	58.1
Subtotal	1,160.9	1,201.6	1,046.5	2,514.0		—	—	1,474.9
Overseas
Asia (excluding China)	118.9	113.8	123.6	418.8		—	—	198.5
Oceania	59.2	55.3	5.3	169.2		—	—	38.4
Africa	102.3	79.8	73.5	—		—	—	73.5
North America (excluding Canada)	188.9	212.0	143.5	179.7		—	—	173.4
Canada	136.2	217.5	—	—		119.6	90.8	210.4
South America	1.1	25.9	73.1	—		—	—	73.1
Europe	98.6	97.0	65.2	—		—	—	65.2
Subtotal	705.3	801.4	484.2	767.7		119.6	90.8	832.6
Total Developed	1,866.2	2,003.0	1,530.7	3,281.7		119.6	90.8	2,307.4

Undeveloped
China
Bohai	579.2	691.6	506.9	929.5		—	—	661.8
Western South China Sea	650.5	599.1	132.1	2,535.4		—	—	557.4
Eastern South China Sea	303.5	345.3	260.8	73.5		—	—	273.0
East China Sea	110.5	123.8	6.3	695.3		—	—	122.2
Onshore	—	2.8	—	115.5	(2)	—	—	19.2
Subtotal	1,643.7	1,762.7	906.1	4,349.3		—	—	1,633.6
Overseas
Asia (excluding China)	84.4	82.8	75.5	295.8		—	—	128.4
Oceania	4.3	4.3	0.4	16.3		—	—	3.6
Africa	11.4	3.8	3.9	—		—	—	3.9
North America (excluding Canada)	139.7	105.3	21.7	11.2		—	—	23.6
Canada	748.2	715.7	—	—		677.1	3.2	680.3
South America	78.4	119.0	213.5	—		—	—	213.5
Europe	13.7	11.2	6.4	2.1		—	—	6.8
Subtotal	1,080.1	1,042.2	321.6	325.4		677.1	3.2	1,060.1
Total Undeveloped	2,723.7	2,804.9	1,227.6	4,674.7		677.1	3.2	2,693.8
TOTAL PROVED	4,590.0	4,807.9	2,758.3	7,956.4		796.7	94.0	5,001.2
Equity method investees	372.2	376.7	271.0	583.6		—	—	371.6
Total with equity method investees	4,962.1	5,184.6	3,029.3	8,539.9		796.7	94.0	5,372.7

(1)	Including 204.9 bcf of coalbed methane.

(2)	Including 71.1 bcf of coalbed methane.

The following tables set forth net proved crude oil reserves, net proved natural gas reserves and total net proved reserves as of the dates indicated for our independent and non-independent operations in each of our operating areas.

Total Net Proved Crude and Liquids Reserves
(mmbbls)

	As of December 31,		As of December 31, 2020
	2018	2019	Developed	Undeveloped	Total
China
Bohai	1,104.1	1,161.7	730.0	506.9	1,236.9
Western South China Sea	223.0	223.4	98.3	132.1	230.4
Eastern South China Sea	448.6	500.5	210.0	260.8	470.7
East China Sea	7.5	14.1	8.4	6.3	14.6
Onshore	—	—	—	—	—
Subtotal	1,783.2	1,899.7	1,046.5	906.1	1,952.6
Overseas
Asia (excluding China)	54.1	56.1	123.6	75.5	199.1
Oceania	8.8	8.6	5.3	0.4	5.7
Africa	113.7	83.6	73.5	3.9	77.5
North America (excluding Canada)	263.4	249.8	143.5	21.7	165.2
Canada	884.4	933.2	210.4 (1)	680.3 (2)	890.7
South America	79.5	145.0	73.1	213.5	286.6
Europe	111.2	107.5	65.2	6.4	71.6
Subtotal	1,515.1	1,583.8	694.6	1,001.8	1,696.4
Total	3,298.3	3,483.5	1,741.1	1,907.9	3,649.0
Equity method entities	258.1	269.8	141.9	129.1	271.0
Total with equity method investees	3,556.4	3,753.2	1,883.0	2,037.0	3,920.0

(1)	Including 119.6 mmbbls of synthetic oil and 90.8 mmbbls of bitumen.

(2)	Including 677.1 mmbbls of synthetic oil and 3.2 mmbbls of bitumen.

Total Net Proved Natural Gas Reserves
(bcf)

	As of December 31,		As of December 31, 2020
	2018	2019	Developed	Undeveloped	Total
China
Bohai	753.4	1,112.3	312.4	929.5	1,242.0
Western South China Sea	3,715.6	3,602.8	1,068.4	2,535.4	3,603.9
Eastern South China Sea	903.7	800.1	659.5	73.5	732.9
East China Sea	735.1	774.9	124.9	695.3	820.2
Onshore	—	68.3	348.8	115.5	464.3	(1)
Subtotal	6,107.8	6,358.4	2,514.0	4,349.3	6,863.3
Overseas
Asia (excluding China)	841.6	798.7	418.8	295.8	714.6
Oceania	279.5	260.5	169.2	16.3	185.5
Africa	—	—	—	—	—
North America (excluding Canada)	390.9	405.3	179.7	11.2	190.9
Canada	0.2	—	—	—	—
South America	—	—	—	—	—
Europe	6.7	4.4	—	2.1	2.1
Subtotal	1,519.0	1,468.8	767.7	325.4	1,093.1
Total	7,626.8	7,827.1	3,281.7	4,674.7	7,956.4
Equity method investees	661.5	620.3	390.5	193.1	583.6
Total with equity method investees	8,288.2	8,447.5	3,672.1	4,867.8	8,539.9

(1)	Including 276.0 bcf of coalbed methane.

Total Net Proved Reserves
(million BOE)

	As of December 31,		As of December 31, 2020
	2018	2019	Developed	Undeveloped	Total
China
Bohai	1,229.7	1,347.1	782.0	661.8	1,443.9
Western South China Sea	845.8	828.7	285.6	557.4	843.0
Eastern South China Sea	599.2	633.9	319.9	273.0	592.9
East China Sea	130.0	143.2	29.2	122.2	151.3
Onshore	—	11.4	58.1	19.2	77.4	(1)
Subtotal	2,804.6	2,964.3	1,474.9	1,633.6	3,108.5
Overseas
Asia (excluding China)	203.3	196.6	198.5	128.4	326.9
Oceania	63.6	59.6	38.4	3.6	42.0
Africa	113.7	83.6	73.5	3.9	77.5
North America (excluding Canada)	328.6	317.3	173.4	23.6	197.0
Canada	884.4	933.2	210.4	680.3	890.7
South America	79.5	145.0	73.1	213.5	286.6
Europe	112.3	108.3	65.2	6.8	72.0
Subtotal	1,785.4	1,843.6	832.6	1,060.1	1,892.7
Total	4,590.0	4,807.9	2,307.4	2,693.8	5,001.2
Equity method investees	372.2	376.7	209.2	162.4	371.6
Total with equity method investees	4,962.1	5,184.6	2,516.6	2,856.2	5,372.7

(1)	Including 276.0 bcf of coalbed methane.

Proved Reserves

As of December 31, 2020, we had proved reserves of 5,372.7 million BOE, including 3,029.3 million barrels of crude oil, 796.7 million barrels of synthetic oil, 94.0 million barrels of Bitumen and 8,539.9 bcf of natural gas, representing an increase of 188.1 million BOE as compared to proved reserves of 5,184.6 million BOE as of December 31, 2019.

The changes in our proved reserves mainly include:

·	An increase of 407.8 million BOE due to new discoveries and extensions, details of which are described below:

➢	China: the discoveries and extensions of oil and gas reserves in the amount of 323.3 million BOE, which were primarily attributable to fields such as Bozhong 19-6, Kenli 6-1, Lingshui 17-2, Panhe and Linxing West, etc.;

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 84.6 million BOE, which were primarily attributable to fields such as Mero 3 in Brazil, BC Energy in Argentina and Long Lake in Canada, etc.;

·	An increase of 87.1 million BOE due to revision of previous estimates, details of which are described below:

➢	China: an increase of 170.2 million BOE caused either by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling or by changes in economic factors, primarily related to the decrease in oil price;

➢	Overseas: a decrease of 83.0 million BOE mainly caused by changes in economic factors or primarily related to decrease in oil price, which led to downside adjustment of undeveloped reserves in US shale and Canadian oil sands etc.;

·	An increase of 126.2 million BOE due to the acquisition of interests in three fields located in the United Arab Emirates.

·	An increase of 95.3 million BOE due to enhanced recovery, which was mainly attributed to waterfloods in Guyana.

·	The production of 528.2 million BOE in 2020.

As a result of above-mentioned changes in our proved reserves, annual reserve replacement ratio and estimated reserve life as of December 31, 2020 were 136% and 10.2 years, respectively.

Proved Undeveloped Reserves (PUD)

As of December 31, 2020, we had PUD of 2,856.2 million BOE, including 1,356.8 million barrels of crude oil, 677.1 million barrels of synthetic oil, 3.2 million barrels of Bitumen and 4,867.8 bcf of natural gas, representing a decrease of 107.9 million BOE as compared to PUD of 2,964.1 million BOE as of December 31, 2019.

The changes in our PUD mainly include:

·	An increase of 320.3 million BOE due to new discoveries and extensions, details of which are described below:

➢	China: the discoveries and extensions of oil and gas reserves in the amount of 244.2 million BOE, which were primarily attributable to fields such as Bozhong 19-6, Kenli 6-1and Lingshui 17-2, etc.;

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 76.1 million BOE which are primarily attributable to Mero 3 in Brazil, BC Energy in Argentina and Long Lake in Canada, etc.;

·	A decrease of 396.7 million BOE due to PUD converted to Proved Developed Reserves (“PD”);

·	A decrease of 119.8 million BOE due to revision of previous estimates, details of which are described below:

➢	China: a decrease of 46.7 million BOE mainly caused by economic factors, which were mainly due to decrease in oil price;

➢	Overseas: a decrease of 73.1 million BOE mainly caused by economic factors, which were mainly due to decrease in oil price which led to downside adjustment of undeveloped reserves in US Shale and Canadian oil sands etc.

·	An increase of 88.3 million BOE due to enhanced recovery, which was mainly attributed to waterfloods in Guyana.

In 2020, we had in total 396.7 million BOE PUD converted to PD and we spent approximately Rmb 30.6 billion on developing PUD into PD. Rmb 24.3 billion, or 79%, was spent on major development projects in Bohai, Eastern South China Sea, Western South China Sea in offshore China and Iraq, U.S., Argentina, Indonesia as well as Guyana, etc. The remaining 21%, or Rmb 6.3 billion, was spent mainly on the infill drilling programs in offshore China and Argentina, Iraq, Indonesia as well as U.K. etc.

As of December 31, 2020, 699.1 million BOE of our PUD were first booked before 2015. These PUD were mainly located in offshore China, Canada, Indonesia, and Australia, including 513.1 million BOE from fields located in offshore China, of which 365.2 million BOE were scheduled to come on stream in 2021 and the remaining were either under construction or under development plan optimization; 132.0 million BOE from undeveloped open pit mines which are required as future sustaining areas to replace bitumen feedstock for Canadian oil sand upgrader as the existing mines deplete; 50.0 million BOE from gas contract related fields in Indonesia and Australia mainly due to supply contract. The development of PUD relating to the above projects was not completed within five years from initial booking due to the specific circumstances associated with the relevant development activities and delivery obligations. The Company books proved reserves for which development is scheduled to commence after more than five years only if these proved reserves satisfy the SEC’s standards for attribution of proved status and our management has reasonable certainty that these proved reserves will be produced.

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

For 2018, 2019 and 2020 approximately 69%, 66% and 62%, respectively, of our reserves were evaluated by our internal reserves evaluation staff, and the remaining were based upon estimates prepared by independent petroleum engineering consulting companies and reviewed by us. Except as otherwise stated, all amounts of reserves in this report include our interests in equity method investees.

In 2020, we engaged Ryder Scott Company, L.P. and RPS as independent third party consulting firms to perform annual estimates for our net proved oil and gas reserves. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and provides their reserves estimate. These reports have been included as exhibits to this report on Form 20-F.

For China assets, approximately 52% of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 30% of our total net proved oil and gas reserves. The remaining 48% which accounted for 28% of our total net proved oil and gas reserves were evaluated by Ryder Scott Company, L.P.

For overseas assets, approximately 76% of the total net proved oil and gas reserves were evaluated by our internal reserve evaluation staff, which accounted for 32% of our total net proved oil and gas reserves. And we also engaged independent third party consulting firms Ryder Scott Company, L.P., McDaniel & Associates Consultants Ltd. and DeGolyer and MacNaughton to conduct audits for internally evaluated reserves to provide validation of our processes and estimates, which accounted for approximately 67% of overseas total internally evaluated net proved oil and gas reserves. For each independent third party consulting firm, a report of third party letter has been prepared which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion concerning the reasonableness of the estimated reserves quantities or reserves processes. These reports have been included as appendices to this annual report. The remaining 24% which accounted for 10% of our total net proved oil and gas reserves were evaluated by Ryder Scott Company, L.P. and RPS.

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

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserves Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 25 years’ experience in the oil and gas industry.

Exploration, Development and Production

Summary

In China, we engage in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, as well as onshore unconventional oil and natural gas exploration, development and production, either independently or through cooperation with foreign partners under production sharing contracts (“PSCs”). As of the end of 2020, approximately 57.9% of the Company’s net proved reserves and approximately 67.4% of its net production were derived from China.

For independent operations, we have been increasing our reserves and production mainly through independent exploration and development. As of the end of 2020, approximately 87.8% of our net proved reserves and approximately 81.0% of our net production in China were derived from independent oil and gas fields.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), our controlling shareholder, has the exclusive right to enter into PSCs with foreign oil companies to cooperate in the exploration, development and production of petroleum resources (including crude oil and natural gas) in offshore China which are open to foreign cooperation. CNOOC has transferred to the Company all its rights and obligations under the PSCs (except those relating to its management and regulatory functions as a state-owned company), including new PSCs that will be signed in the future.

In overseas, with our diversified portfolio of high-quality assets, we hold interests in a numbers of world-class oil and gas projects and have become a leading industry player. At present, our assets are scattered in more than 20 countries and regions in the world, including Indonesia, Australia, Nigeria, Iraq, Uganda, Argentina, the U.S., Canada, the U.K., Brazil, Guyana, Russia and the United Arab Emirates. As of the end of 2020, overseas oil and gas assets accounted for approximately 50% of the total oil and gas assets of the Company, and overseas net proven reserves and overseas net production accounted for approximately 42.1% and approximately 32.6%, respectively.

We experienced an extraordinary series of events in 2020, as the world went through the worst public health crisis in a century and the most severe economic recession since the Great Depression. The World Bank estimated that the global economy would shrink by 4.3% year-on-year in 2020. China achieved remarkable results in pandemic prevention and control and took the lead in recovering from the recession. In 2020, China’s GDP increased by 2.3% year-on-year, making it the only major economy to post positive growth. The “cliff-like” drop in international oil prices plunged the global oil and gas industry into a downturn, and the average price of Brent in 2020 dropped significantly by 33% year-on-year. Low oil prices coupled with the COVID-19 pandemic had a great impact on the production and operation of the Company.

We strengthened our confidence and proactively responded to the severe challenges. In the first quarter of the year, we adjusted our business strategy for the whole year in a timely manner, namely: focusing on high-quality development, pursuing profitable reserves and production, controlling the pace of investment, adhering to more stringent cost controls, and maintaining healthy cash flow of the Company.

In 2020, we made efforts to strictly implement epidemic prevention and control measures, vigorously increase the reserves and production levels, further advance cost reduction and efficiency enhancement, firmly facilitate technological innovation and ensure safe production with all our strength, which enabled us to accomplish various production and operation tasks. We strengthened the philosophy of value-driven exploration and enhanced exploration effectiveness. In China, we focused on the exploration of mid-to-large sized oil and gas fields, and enhanced exploration efforts in new areas, new frontiers, and new types. Overseas, we insisted on exploration management. A total of 16 new discoveries were made throughout the year, and 42 oil and gas bearing structures were successfully appraised. Meanwhile, steady progress was made in the construction of new projects. Nine new projects in offshore China planned to come on stream during the year and Liza oilfield phase I in Guyana were successfully put into production. Penglai 25-6 oilfield area 3 project was also put into production during the year. More than 20 projects were under construction throughout the year to support future sustainable development. Thanks to the effective prevention and control of the pandemic and effective management of production and operation, the Company exceeded the adjusted annual oil and gas production target, with a net production of 528.2 million BOE. Our all-in cost per BOE hit a record low in ten years, reaching US$26.34. The Company achieved a net profit of RMB24.96 billion and maintained a sound financial position. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

At present, many countries have begun to vaccinate against the COVID-19, which brings more hope for the prevention and control of the pandemic and the recovery of the world economy. As forecasted by the World Bank, global economic growth will reach 4% in 2021. International oil prices have steadily recovered, and the Brent oil price has rallied above US$60 per barrel. However, there are still uncertainties in the future trend of international oil prices, and trade frictions will also put pressure on the Company. In view of this, we will pay more attention to efficiency and risk control. In 2021, the capital expenditure plan is set at RMB90.0-100.0 billion, and the production target is set at 545-555 million BOE. We plan to put 19 new projects into production during the year, and strive for a reserve replacement rate of 120%, while maintaining a high standard of health, safety and environmental protection.

Looking forward to the future, we will continue to enhance our capability to create value. While pursuing production growth, we will actively respond to climate change and build a green and low-carbon enterprise. To this end, the Company further strengthened its business strategy, mainly including: strengthening the efforts in nature gas exploration, promoting further production growth, focusing on investment returns, maintaining cost competitiveness, keeping a healthy financial position, optimizing the layout of overseas assets, and adhering to the low-carbon development principle.

Exploration

In 2020, in the face of low oil prices, we adhered to the value-driven exploration philosophy, balanced the scale of discovery and profitability of reserves, and optimized exploration deployment. In China, we placed emphasis on rolling exploration in mature areas, and efficiently appraised existing discoveries. Overseas, we reduced expenditures on risk exploration to focus on hot areas of oil and gas exploration. The exploration workload of the Company was maintained at a high level throughout the year. We maintained our focus on core values, and continued to consolidate the resource base for increasing reserves and production. In 2020, the Company’s reserve replacement ratio reached 136%, with a reserve life of 10.2 years, which remained stable at a level above 10 years for 4 consecutive years.

In offshore China, we adhered to the value-driven exploration philosophy, focused on exploration of mid-to-large sized oil and gas fields, and achieved remarkable results. A number of breakthroughs were achieved with enhanced effort, in exploration in new areas, new frontiers and new types. Risk exploration and rolling exploration achieved remarkable results as well. The activities in independent exploration wells and the acquisition of 3D seismic data remained at a high level. Throughout the year, a total of 186 exploration wells were drilled, including one PSC well. A total of 4,793 kilometres of 2D seismic data and 18,276 square kilometres of 3D seismic data were acquired under independent and PSCs. The Company made 13 new discoveries and successfully appraised 41 oil and gas bearing structures in offshore China. The success rate for independent exploration wells in offshore China was 49%-68%.

In 2020, the exploration results achieved in offshore China mainly include:

Firstly, two large oil and gas fields with proven in-place volume exceeding 100 million tons of oil equivalent, namely Kenli 6-1 and Bozhong 13-2, were successfully discovered, which further laid a solid foundation for the future production growth.

Secondly, a major breakthrough was made in risk exploration as Huizhou 26-6, a mid-sized oil and gas field, was discovered and appraised successfully, which was expected to become the biggest oil and gas field discovered by independent exploration in the Pearl River Mouth Basin.

Thirdly, continued to explore in new areas, new frontiers, and new types and breakthroughs were made in Qinhuangdao 22-3, Wenchang 9-7 and Lingshui 25-1 West, which expanded our base of reserve replacement.

Fourthly, the integration of exploration and development was promoted. The scale and efficiency of rolling exploration continuously increased to hit a new record; and the newly-added proven in place volume exceeded 100 million tons of oil equivalent, which strongly supported the rapid conversion from reserve to production.

In onshore China, we stepped up unconventional gas exploration, drilled 97 unconventional exploration wells, and confirmed the resource base for the first 100 billion cubic meters of unconventional gas field, which will strongly support the growth of the Company’s future natural gas production.

Overseas, we continued our exploration management and drilled 4 exploration wells. We made 3 new discoveries, and successfully appraised 1 oil and gas bearing structure. Three new discoveries were made in the Stabroek block of Guyana, including Uaru, Yellowtail-2, and Redtail. Yellowtail oil and gas bearing structure was successfully appraised, and breakthroughs were made in the new formation. As of the end of 2020, a total of 18 new discoveries were made in the Stabroek block. As disclosed by the operator, the current recoverable resources have been further expanded to about 9 billion BOE, and there is still huge exploration potential in the future.

Our major exploration activities in 2020 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Indepen-dent	PSC	Indepen-dent	PSC	Indepen-dent	PSC	Indepen-dent	PSC
Offshore China
Bohai	27	64	0	0	5	0	45	0	773	0	1,188	0
Eastern South China Sea	19	24	0	0	4	0	11	0	0	3,735	6,646	1,359
Western South China Sea	11	35	1	0	4	0	19	0	4,020	0	6,992	228
East China Sea	3	2	0	0	0	0	2	0	0	0	1,863	0
Subtotal	60	125	1	0	13	0	77	0	4,793	3,735	16,689	1,587
Overseas	0	0	3	1	0	3	0	1	0	0	3,512	0
Total	60	125	4	1	13	3	77	1	4,793	3,735	20,201	1,587

In 2021, we will adhere to the value-driven exploration philosophy and maintain our exploration investment so as to lay a solid reserve foundation for the Company’s sustainable development. In offshore China, we will continue to strengthen exploration on three levels in new areas, new types and new layers. Targeting mid-to-large size discoveries, we will make efforts on both oil and gas exploration and strengthen gas exploration activities. We will maintain exploration in middle-shallow layers, strengthen exploration in middle-deep layers and actively prepare for deep layers exploration. In addition, we will increase efforts in risk exploration to achieve multiple breakthroughs in frontiers and new areas. Overseas, we will focus on strategic core areas, and pay attention to operating and non-operating projects.

Engineering Construction, Development and Production

In 2020, we actively responded to the challenge of low oil prices. In the first quarter of the year, we timely adjusted our annual production target from 520-530 million BOE to 505-515 million BOE. At the same time, we optimized the production structure by increasing domestic profitable production and reducing overseas inefficient and loss-making crude oil production. Throughout the year, we accomplished various development and production tasks. Our net oil and gas production reached a record high, and key projects progressed steadily.

In 2020, we achieved a net oil and gas production of approximately 528.2 million BOE, exceeding the adjusted production target and reaching a record high. Nine of the new projects planned to be put into production during the year came on stream, including: Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I, Luda 16-3/21-2 joint development project, Bozhong 19-6 condensate gas field pilot development project, Nanbao 35-2 oilfield S1 area, Jinzhou 25-1 oilfield 6/11 area, Liuhua 29-1 gas field development project and Liuhua 16-2 oilfield/Liuhua 20-2 oilfield joint development project, and Liza oilfield phase I in Guyana. In addition, Penglai 25-6 oilfield block 3 development project was also put into production during the year. Over 20 projects were under construction throughout the year, and the development and construction of key projects progressed smoothly. Among them, we completed the drilling of all development wells and onshore construction for Lingshui 17-2 gas fields project, and the construction of the Lufeng oilfields regional development project was carried out on track.

In 2020, we unswervingly adhered to the goal of increasing reserves and production, strengthened the leading role of technological innovation, reduced cost and enhanced quality and efficiency as a way to promote sustainable development. The main measures included:

Firstly, we organized operations efficiently and took multiple measures to promote the production potential of producing oil fields. Both the workload and production contribution of infill drillings reached record highs. We improved the recovery rate and reduced the decline rate of single well production as a way to continuously promote the “Year of Water Injection” programme. We also improved the level of refined management and operated at a high production efficiency.

Secondly, we promoted construction acceleration and efficiency enhancement, and strengthened our efforts in facilitating the development and construction of production capacity. We implemented an integrated and innovative management model for exploration and development, promoted the rapid and high-quality production of pilot projects, and realized efficient conversion from reserve to production.

Thirdly, we paid more attention to quality and efficiency, and the cost per BOE reached a new low. We established a long-term mechanism to further improve quality and reduce costs. We shifted the focus to high-yield and low-cost projects through structural optimization in order to maximize production efficiency and deeply explore the potential to reduce the cost per BOE.

Fourthly, we took innovation as the driving force to facilitate the high-quality development of oil and gas fields. The application of new processes and technologies was promoted to accelerate the progress and enhance the efficiency of thermal recovery of heavy oil; the power transformation of offshore oilfields was advanced to accelerate the onshore power projects in Bohai oilfields; and the construction of smart oil and gas fields, unmanned platforms, and oilfield typhoon models was carried out in an orderly manner.

In 2021, we will continue to promote construction acceleration and efficiency enhancement so as to speed up project construction, and ensure that key projects are put into production on schedule. We will optimize the planning for infill drilling wells to enhance recovery rate of oilfields and increase the contribution of new production. We will continue to carry out the work of “controlling water and stabilizing oil” for producing oilfields to control natural decline and ensure basic production. Meanwhile, we will make every effort to facilitate the development of heavy oil with low permeability and promote the effective utilization of heavy oil reserves.

In 2021, a total of 19 new projects are planned to come on stream, mainly including Lingshui 17-2 gas fields development, Lufeng oilfields regional development and Caofeidian 6-4 oilfields in offshore China, as well as Buzzard oilfield phase II in the U.K. and Mero oilfield phase I in Brazil. In addition, the Company will actively advance the appraisal and construction of new projects. It is expected that more than 20 new projects will be under construction throughout the year, which will lay a solid foundation for mid- and long-term growth in production.

Overview by Region

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. The operational area in Bohai is mainly shallow water with a depth of approximately 10 to 30 metres. As of the end of 2020, the reserve and production in Bohai reached 1,443.9 million BOE and 477,374 BOE/day, respectively, representing approximately 26.9% of the Company’s total reserves and approximately 33.1% of its production.

With rich oil and gas resources, Bohai has been one of the Company’s core areas for exploration and development. In 2020, the Company made five successful discoveries in Bohai, namely Bozhong 8-4 South, Bozhong 13-2 deep formation, Bozhong 19-6 North, Caofeidian 28-1 and Kenli 9-2. In addition, the Company also successfully appraised 20 oil and gas bearing structures, including Bozhong 13-2, Bozhong 21-2, Bozhong 26-3, Bozhong 26-3 North, Bozhong 29-4, Bozhong 29-4 West, Bozhong 34-9, Bozhong 36-1, Bozhong 8-4 South, Caofeidian 2-2, Caofeidian 6-2, Kenli 10-1 North, Kenli 6-1, Luda 10-5/6, Luda 19-2, Luda 27-1, Luda 5-2, Qikou 17-2, Suizhong 36-1 North and Suizhong 36-2.

In 2020, we continued to appraise Bozhong 19-6 condensate gas fields, and expanded the exploration of Bozhong 13-2, which was another buried hill breakthrough after Bozhong 19-6, with proved in-place volume reaching 100 million tons. Kenli 6-1 was efficiently appraised, with proven in-place volume exceeding 100 million tons of oil equivalent, and is expected to become the first large-sized shallow lithology oilfield in the Laibei low uplift in Bohai. Meanwhile, exploration in new frontiers made the discovery of Qinhuangdao 22-3 structure in Bohai, which proved the exploration potential of the Qinnan Sag.

For development and production, in 2020, Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I, Bozhong 19-6 condensate gas field pilot development project, Luda 16-3/21-2 joint development project, Nanbao 35-2 oilfield S1 area, Jinzhou 25-1 oilfield 6/11 area and Penglai 25-6 oilfield area 3 development project came on stream. Upon commencement of production, Bozhong 19-6 condensate gas field will provide low-carbon and safe energy supply for Bohai Rim Region and contribute to the growth in natural gas production of the Company in the future. At the same time, we steadily promoted the implementation of major scientific and technological projects such as the key technology research of “stabilizing production at 30 million tons with an aim of increasing to 40 million tons for Bohai oilfields”, and achieved remarkable results, which supported the Company in achieving the goal of mid- and long-term production growth.

In 2021, it is expected that Bozhong 19-4 oilfield adjustment, Bozhong 26-3 oilfield expansion, Caofeidian 11-6 oilfield expansion, Caofeidian 6-4 oilfield, Jinzhou 31-1 gas field, Kenli 16-1 oilfield, Kenli 6-1 oilfield block 4-1 development project, Luda 29-1 oilfield, Luda 4-2 oilfield block 4-3, Luda 5-2 oilfield North, Luda 6-2 oilfield and Qinhuangdao/Caofeidian onshore power project will commence operation successively during the year. Among them, the Qinhuangdao/Caofeidian onshore power project will reduce carbon dioxide emissions by an average of 170,000 tons per year, which will effectively help achieve energy conservation, emission reduction and cost control.

Western South China Sea

Western South China Sea is one of the Company’s important crude oil and natural gas production areas. The typical operating water depth in the region ranges from 40 to 1,500 metres. The crude oil produced here is mostly of light to medium gravity. As of the end of 2020, the reserves and production in Western South China Sea reached 843.0 million BOE and 187,311 BOE/day, respectively, representing approximately 15.7% of the Company’s total reserves and approximately 13.0% of its production.

In 2020, we made four successful discoveries in Western South China Sea, namely Lingshui 25-1 West, Weizhou 12-1, Wenchang 9-7 and Weizhou 11-6. The Company also achieved a total of 12 successful appraisals, namely Weizhou 11-2, Weizhou 11-6, Weizhou 12-2, Weizhou 6-9, Wushi 1-6, Wushi 16-1, Wushi 23-5, Dongfang 13-1, Lingshui 17-2, Wenchang 19-1, Wenchang 8-3 East, and Wenchang 9-7. Among them, the discovery of natural gas from Lingshui 25-1 West-2 well in the Meishan Formation opened up the exploration in new frontiers for the new layer of Meishan Formation in the deepwater area of the Qiongdongnan Basin. In the drilling of Wenchang 9-7-1 well, thick oil layer was found and tested with high productivity, which opened up new frontiers of oil and gas exploration in the western Pearl River Mouth Basin.

During the year, the onshore construction and the drilling of development wells of Lingshui 17-2, the first large-sized deepwater independent gas field in offshore China, were completed. It is expected to be put into production in 2021. Upon commencement of production, Lingshui 17-2 will provide stable gas supply of more than 3 billion cubic metres to Guangdong, Hong Kong and Hainan area every year, which will greatly enhance the Company’s natural gas supply capacity and promote the development of green and low-carbon transformation. In addition, Weizhou 11-2 oilfield phase II is expected to come on stream in 2021.

Eastern South China Sea

Eastern South China Sea is another important crude oil and natural gas producing area of the Company. The typical operating water depth in the region ranges from 100 to 1,500 metres. The crude oil produced here is mostly of light to medium gravity. As of the end of 2020, the reserves and production in Eastern South China Sea reached 592.9 million BOE and 273,719 BOE/day, respectively, representing approximately 11.0% of the Company’s total reserves and approximately 19.0% of its production.

In 2020, we made four new discoveries in Eastern South China Sea, namely Enping 21-4, Huizhou 19-14, Huizhou 25-2 and Huizhou 26-6. Furthermore, seven oil and gas bearing structures were successfully appraised, namely Enping 18-6, Panyu 34-1, Huizhou 25-2, Huizhou 25-9, Huizhou 26-6, Liuhua 27-1 and Lufeng 9-2. Risk exploration of Huizhou 26-6 structure achieved a medium-sized commercial breakthrough, making it the biggest oil and gas field discovered by independent exploration in the Pearl River Mouth Basin. It will also drive oil and gas exploration in surrounding areas. The rolling exploration of Huizhou 25-2 was successful, and the proved reserves can be developed and produced through the surrounding platforms, which will accelerate the development of reserves and its conversion to production, and deliver good economic benefits.

As for development and production, Liuhua 16-2/Liuhua 20-2 oilfield joint development project and Liuhua 29-1 gas field development project started production in 2020. Liuhua 21-2 oilfield, Liuhua 29-2 gas field and Lufeng oilfields regional development are expected to come on stream in 2021.

East China Sea

The typical operating water depth in the East China Sea region is approximately 90 metres. As of the end of 2020, reserves and production in the region represented approximately 2.8% and approximately 1.1% of the Company’s total reserves and production, respectively.

In 2020, the Company continued to promote pioneering innovation and exploratory experiments in the East China Sea. The technological experiments to enhance oil recovery rate, such as gas reservoir depressurization extraction, achieved initial results. The unmanned transformation of producing oil and gas fields was completed. We achieved safe and efficient operation of unmanned offshore platforms and significantly reduced production costs.

Onshore

At present, taking CUCBM as a platform, we mainly engaged in the exploration, development, production and foreign cooperation of unconventional gas resources in onshore China. We have established two major production bases in the Qinshui Basin and the eastern edge of the Erdos Basin. As of the end of 2020, reserves and production in onshore China represented approximately 1.4% and approximately 1.2% of the Company’s total reserves and production, respectively.

In 2020, proven in-place volume of onshore unconventional gas increased steadily and reached 100 billion cubic meters. In the future, we will continue to increase our efforts in development of onshore unconventional gas to strongly support the Company’s green and low-carbon transformation and the growth in natural gas production.

New Energy Business

In line with the general trend of low-carbon development in the global energy industry, we actively explored the development of new energy businesses such as offshore wind power and carried out research on cutting-edge technologies by leveraging its extensive experience in offshore production, operation and management.

In 2020, the Company’s first offshore wind power project located in the waters near Jiangsu was connected to the grid to generate electricity. The project has a planned installed capacity of 300 MW and plans to build 67 wind turbines offshore, which can save 280,000 tons of standard coal each year and reduce carbon dioxide emissions of 570,000 tons, equivalent to the total amount of carbon dioxide that 430,000 mu of trees can absorb each year. This signifies our solid steps to actively promote energy transition and implement the green and low-carbon strategy and will supply clean and reliable energy to facilitate the green development of the Yangtze River Delta region.

In addition, the second offshore wind power project, which is located near Shantou, Guangdong Province, is progressing smoothly.

Overseas

Asia (excluding China)

Asia (excluding China) is the first overseas region entered into by the Company, and has become one of the major overseas oil and gas producing areas of the Company. Currently, the Company owns oil and gas assets mainly in Indonesia, Iraq and the United Arab Emirates. As of the end of 2020, reserves and production derived from Asia (excluding China) reached 326.9 million BOE and 77,017 BOE/day, respectively, representing approximately 6.1% of the Company’s total reserves and approximately 5.3% of its production.

Indonesia

As of the end of 2020, the Company’s asset portfolio in Indonesia comprised mainly two development and production blocks, namely the Madura Strait and Tangguh.

Among them, the Madura Strait block is a joint operation block, and the production of BD gas field remained stable. Affected by the pandemic, downstream demand for gas decreased in 2020, and its daily net production slightly decreased. Other gas fields are under appraisal and construction.

The Company owns approximately 13.9% interest in the Tangguh LNG project in Indonesia. In 2020, production of the first phase of the project remained stable with a daily net production of approximately 22,000 BOE. The construction of the third LNG train in the phase II of the project is in progress as planned.

Iraq

The Company owns a 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the lead contractor for the technical service of the oilfields.

In 2020, the Company continued to drill development wells in Missan oilfields, and the production of the project has steadily increased. However, due to the production curtailment of the OPEC, the daily net production decreased to approximately 35,000 BOE.

United Arab Emirates

In 2020, the Company has acquired 40% equity interest in the project companies of two former oilfield contract areas of CNPC, namely the Lower Zakum Shallow Water Oilfield and Umm Shaif & Nasr Oilfield in Abu Dhabi, and indirectly hold 4% interest in each of such two oilfield contract areas. In 2020, the projects maintained stable production with an average daily net production of approximately 12,000 BOE.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2020, reserves and production derived from Oceania reached 42.0 million BOE and 32,673 BOE/day, respectively, representing approximately 0.8% of the Company’s total reserves and approximately 2.3% of its production.

Australia

The Company owns a 5.3% interest in the North West Shelf LNG Project (“NWS Project”) in Australia. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2020, the NWS Project achieved additional incremental gas production with favorable economic returns.

Other Regions in Oceania

The Company owns interests in three blocks which are still under exploration in Papua New Guinea.

Africa

Africa is one of the regions where the Company has a relatively large overseas oil and gas reserves and production. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2020, reserves and production in Africa reached 77.5 million BOE and 90,750 BOE/day, respectively, representing approximately 1.4% of the Company’s total reserves and approximately 6.3% of its production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. The OML130 block is a deepwater block comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2020, Akpo oilfield maintained stable production, with a daily net production reaching approximately 41,000 BOE. Egina oilfield began to implement the production curtailment of the OPEC in May 2020, with a daily net production reaching approximately 44,000 BOE.

In addition, the Company holds a 20% non-operator interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operator interest in the OPL223 and OML139 PSC, respectively.

We will continue to carry out further integration to establish an oil and gas production base in West Africa centred in Nigeria.

Uganda

The Company owns a one-third interest in each of EA 1, EA 2 and EA 3A blocks in Uganda. EA 1, EA 2 and EA 3A blocks are located at the Lake Albert Basin in Uganda, which is one of the most promising basins in terms of oil and gas resources in onshore Africa.

In 2020, the Company fully facilitated the negotiation of the framework agreement for the long-distance transmission pipeline project in Uganda. In the future, the Company will adhere to the philosophy of mutually beneficial cooperation and continue to actively cooperate with project partners and the Ugandan government.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Senegal, the Republic of the Congo and the Gabonese Republic.

North America

North America has become the Company’s largest overseas oil and gas reserves and production region. The Company holds interests in oil and gas blocks in the U.S., Canada, Mexico and Trinidad and Tobago in North America. As of the end of 2020, the Company’s reserves and production in North America reached 1,087.7 million BOE and 143,949 BOE/day, respectively, representing approximately 20.2% of the Company’s total reserves and approximately 10.0% of its production.

The U.S.

The Company owns interests in two onshore shale oil and gas projects in the U.S. and two offshore deepwater projects in the Gulf of Mexico.

CNOOC Limited holds 27% and 12% interests in Eagle Ford and Rockies, respectively, which are two onshore shale oil and gas projects in the U.S. In 2020, the daily net production of Eagle Ford project and Rockies project reached 48,000 BOE and 9,000 BOE, respectively.

CNOOC Limited owns interests in two important deepwater projects, namely Stampede and Appomattox in the U.S. Gulf of Mexico. In 2020, with the improvement of surface facilities and oilfield water injection, the production of Stampede project remained stable. Affected by the low oil prices, we and our partners reduced the number of production wells in the Appomattox project with a daily net production of approximately 14,000 BOE. In addition, CNOOC Limited also owns interests in several other exploration blocks in the U.S. Gulf of Mexico.

Canada

Canada is one of the world’s major enrichment areas for oil sands. The Company owns 100% working interest in Long Lake and three other oil sands projects in the Athabasca region of northeastern Alberta in Canada.

In 2020, facing with low oil prices, we effectively used the time gap to conduct Long Lake project overhaul in advance. After the recovery of the oil prices, the production has gradually increased. Its daily net production was approximately 31,000 BOE in 2020.

The Company holds a 7.23% interest in the Syncrude project and its daily net production in 2020 was approximately 20,000 BOE. The Company also holds a 25% interest in the Hangingstone oil sands project and non-operator interests under several other exploration and development licences.

The Company also holds 100% exploration interest in two exploration blocks in offshore East Canada. The drilling of one wildcat is expected to be completed in 2021.

In addition, the Company holds approximately 9.47% of shares in MEG Energy Corporation, a listed company in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production with stable production and favourable economic returns.

The Company also owns 100% exploration operator interest in block 1 and a 70% exploration operator interest in block 4 of the Cinturon Plegado Perdido deepwater exploration blocks in Mexico, respectively. In 2020, the drilling of one wildcat in block 1 was completed and the drilling of one wildcat in block 4 is scheduled to be completed in 2021.

South America

South America is one of the Company’s important sources of future reserve and production growth. The Company holds interests in oil and gas blocks in Brazil, Guyana and Colombia in South America, as well as a 50% interest in BC ENERGY INVESTMENTS CORP. (“BC”) in Argentina. As of the end of 2020, the Company’s reserves and production derived from South America reached 286.6 million BOE and 72,018 BOE/day, respectively, representing approximately 5.3% of the Company’s total reserves and approximately 5.0% of its production.

Brazil

Brazil is one of the world’s most important deepwater oil and gas development regions. CNOOC Limited holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin. In addition, CNOOC Limited holds a 5% interest in Búzios Surplus project in Brazil, which is a deepwater pre-salt project. Currently, negotiations on relevant agreements for the project are in progress.

The Mero oilfield in the northwest area of the Libra block includes four production units, namely Mero 1, Mero 2, Mero 3 and Mero 4. The production of the extended well trial project remained stable in 2020. The final investment decisions for Mero 1, Mero 2 and Mero 3 oilfields have been made and the projects are expected to commence production in 2021, 2023 and 2024, respectively. The development plan of Mero 4 has been completed.

In the future, we will fully leverage on the development opportunities of the Libra project and Búzios Surplus project to seek new drivers for production growth.

CNOOC Limited also holds 100% interest in the 592 block in offshore Brazil, a 20% interest in the ACF Oeste block and a 30% interest in the Pau Brasil block.

Guyana

CNOOC Limited holds a 25% interest in the Stabroek block in offshore Guyana.

The Phase I of Liza oilfield in the block commenced production ahead of schedule in December 2019. Its daily net production reached approximately 17,000 BOE in the end of 2020.

The final investment decision for Liza oilfield Phase II has been made and the oilfield is expected to commence production in 2022. For the Payara oilfield, the final investment decision has been made and the government’s approval has been obtained.

In 2020, 3 new discoveries including Uaru, Yellowtail-2 and Redtail have been made in the Stabroek block, and Yellowtail oil and gas bearing structure was successfully appraised. Currently, a total of 18 new discoveries have been made in the block and the recoverable resources have been further expanded to approximately 9.0 billion BOE.

Argentina

CNOOC Limited holds a 50% interest in BC and makes joint decisions on its management. BC holds a 50% interest in Pan American Energy Group in Argentina.

In 2020, the daily net production of BC reached approximately 52,000 BOE.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

In Europe, CNOOC Limited holds interests in oil and gas fields such as Buzzard and Golden Eagle in the U.K. North Sea, and holds a 10% equity interest in Arctic LNG 2 LLC in Russia. As of the end of 2020, the Company’s reserves and production derived from Europe reached 72.0 million BOE and 54,518 BOE/day, respectively, representing approximately 1.3% of the Company’s total reserves and approximately 3.8% of its production.

The U.K.

The U.K. is one of the Company’s key overseas development areas. The Company’s asset portfolio in the U.K. North Sea includes projects under production, development and exploration, which mainly include: holding a 43.21% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield.

Buzzard and Golden Eagle oilfields are making considerable contributions to the Company’s production. In 2020, the Buzzard oilfield’s daily net production reached approximately 38,000 BOE. In addition, Buzzard oilfield Phase II is expected to commence production in 2021.

The Company also holds 50% exploration interest of P2215 block and 100% exploration interest of P2279 block in the U.K. North Sea, and plans to complete the drilling of two appraisal wells in Glengorm before 2022.

In addition, the Company holds 30% interest in P2415 block in the U.K. West Shetland Basin.

Russia

The Company owns a 10% interest in Arctic LNG 2 LLC, which is located in the Gydan Peninsula in the Arctic region of Russia. The project is the second oil and gas cooperation project between China and Russia in the Arctic Circle which covers the whole industry chain. Three LNG production trains will be established as planned in the project and put into production in 2023, 2024 and 2026, respectively. It is expected to produce 19.80 million tons of LNG annually after full operation.

Other Oil and Gas Data

Oil and Gas Production, Production Prices and Production Costs

The following table sets forth our net production, average sales price and average production cost (excluding ad valorem and severance taxes) in the years of 2018, 2019 and 2020.

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/ Mmcf)	(US$/BOE)
2020
China
Bohai	477,374	452,625	148.5	—	—	—
Western South China Sea	187,311	110,247	441.7	—	—	—
Eastern South China Sea	273,719	206,911	400.9	—	—	—
East China Sea	14,948	5,377	57.4	—	—	—
Onshore	17,442	—	104.7	—	—	—
Subtotal	970,793	775,161	1,153.1	43.28	7,002	6.81
Overseas
Asia (excluding China)	77,017	49,822	152.1	36.73	5,675	6.04
Oceania	32,673	5,131	140.5	37.26	3,679	8.14
Africa	90,750	90,750	—	41.38	—	7.47
North America (excluding Canada)	88,458	67,244	127.3	34.74	2,122	4.91
Canada	55,492	55,471	0.1	23.50	2,258	17.97
South America	19,842	19,842	—	32.46	—	15.35
Europe	54,518	53,300	7.3	39.73	2,636	7.13
Subtotal	418,750	341,560	427.3	35.68	3,911	8.44
Total	1,389,543	1,116,721	1,580.4	40.96	6,171	7.30
Equity method investees	53,658	28,335	147.0	—	—	—

2019
China
Bohai	462,564	436,173	158.3	—	—	—
Western South China Sea	164,352	109,906	318.2	—	—	—
Eastern South China Sea	242,026	176,884	390.9	—	—	—
East China Sea	11,389	3,902	44.9	—	—	—
Onshore	12,596	—	75.6	—	—	—
Subtotal	892,928	726,866	987.9	66.15	6,922	6.88
Overseas
Asia (excluding China)	70,715	45,020	145.7	61.71	7,467	5.81

	Net Production			Average Sales Price		Average Production Cost
	Total	Crude and Liquids	Gas	Crude and Liquids	Gas
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(US$/bbl)	(US$/ Mmcf)	(US$/BOE)

Oceania	21,987	3,764	93.0	60.53	3,227	9.18
Africa	120,925	120,925	—	66.08	—	5.56
North America (excluding Canada)	85,595	62,749	137.1	51.86	2,618	6.55
Canada	70,627	69,947	4.1	40.50	2,089	17.06
South America	3,937	3,937	—	57.95	—	17.98
Europe	64,027	62,544	8.9	63.67	3,545	7.40
Subtotal	437,812	368,886	388.7	57.71	4,603	8.21
Total	1,330,740	1,095,751	1,376.6	63.34	6,269	7.32
Equity method investees	56,824	29,039	161.3	—	—	—

2018
China
Bohai	460,822	433,325	165.0	—	—	—
Western South China Sea	154,248	109,381	265.2	—	—	—
Eastern South China Sea	216,877	159,312	345.4	—	—	—
East China Sea	11,580	3,347	49.4	—	—	—
Onshore	1,644	—	9.9	—	—	—
Subtotal	845,171 (1)	705,366	834.8	70.79	7,176	7.02
Overseas
Asia (excluding China)	88,662	59,240	164.2	65.60	8,067	9.37
Oceania	26,034	4,251	111.1	73.31	3,245	6.74
Africa	59,844	59,844	—	69.44	—	6.22
North America (excluding Canada)	74,184	53,120	126.4	59.39	3,080	6.55
Canada	69,783	64,026	34.5	29.98	1,222	18.20
South America	3,066	3,066	—	62.22	—	24.81
Europe	76,615	73,678	17.6	70.37	6,700	6.89
Subtotal	398,187	317,224	453.9	59.30	4,934	9.39
Total	1,243,357	1,022,589	1,288.8	67.22	6,414	7.77
Equity method investees	58,080	28,159	173.7	—	—	—

Drilling and Other Exploratory and Development Activities

The following table sets forth our net exploratory wells and development wells drilled in the years of 2018, 2019 and 2020.

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
2020
Offshore China
Independent
Bohai	91	50	41	86	86	—
Western South China Sea	46	23	23	37	37	—
Eastern South China Sea	43	15	28	22	22	—
East China Sea	5	3	2	—	—	—
Subtotal	185	91	94	145	145	—
PSCs
Bohai	—	—	—	59.2	59.2	—
Western South China Sea	1	—	1	—	—	—
Eastern South China Sea	—	—	—	—	—	—
East China Sea	—	—	—	—	—	—
Subtotal	1	—	1	59.2	59.2	—
Overseas
Asia (excluding China)	—	—	—	8.4	8.4	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	—	—	—
North America	—	—	—	24.5	24.5	—
South America	1.2	0.8	0.4	2.9	2.9	—
Europe	—	—	—	4.3	4.3	—
Subtotal	1.2	0.8	0.4	40.0	40.0	—

2019
Offshore China
Independent
Bohai	102	63	39	81	81	—
Western South China Sea	65	16	49	21	21	—
Eastern South China Sea	44	10	34	18	18	—
East China Sea	8	5	3	—	—	—
Subtotal	219	94	125	120	120	—

	Net Exploratory Wells Drilled			Net Development Wells Drilled
	Total	Productive	Dry	Total	Productive	Dry
PSCs
Bohai	1	1	—	42.8	42.8	—
Western South China Sea	—	—	—	—	—	—
Eastern South China Sea	5	—	5	0.8	0.8	—
East China Sea	—	—	—	—	—	—
Subtotal	6	1	5	43.5	43.5	—
Overseas
Asia (excluding China)	0.1	—	0.1	29.0	29.0	—
Oceania	—	—	—	—	—	—
Africa	0.4	—	0.4	1.4	1.4	—
North America	—	—	—	133.3	133.3	—
South America	2.0	1.8	0.2	0.9	0.9	—
Europe	2.7	0.5	2.2	0.4	0.4	—
Subtotal	5.2	2.3	2.9	164.9	164.9	—

2018
China
Independent
Bohai	80	54	26	36	36	—
Western South China Sea	40	22	18	36	36	—
Eastern South China Sea	30	7	23	9	9	—
East China Sea	6	—	6	—	—	—
Subtotal	156	83	73	81	81	—
PSCs
Bohai	1	—	1	13.8	13.8	—
Western South China Sea	1	—	1	—	—	—
Eastern South China Sea	8	3	5	—	—	—
East China Sea	—	—	—	—	—	—
Subtotal	10	3	7	13.8	13.8	—
Overseas
Asia (excluding China)	—	—	—	23.8	23.8	—
Oceania	—	—	—	—	—	—
Africa	—	—	—	1.4	1.4	—
North America	—	—	—	63.0	63.0	—
South America	1.9	1.6	0.3	2.3	2.3	—
Europe	—	—	—	—	—	—
Subtotal	1.9	1.6	0.3	90.5	90.5	—

Present Activities

The following tables set forth our present activities as of December 31, 2020.

	Wells Being Drilled		Waterfloods Being Installed
	Gross	Net	Gross	Net
Offshore China
Bohai	11	9	851	750
Western South China Sea	14	—	54	54
Eastern South China Sea	3	—	4	4
East China Sea	—	—	—	—
Subtotal	28	9	909	808
Overseas
Asia (excluding China)	6	5.1	3	3
Oceania	—	—	—	—
Africa	—	—	1	0.5
North America	1	0.2	1	—
South America	2	0.4	37	10
Europe	—	—	—	—
Subtotal	9	5.7	42	13

Oil and Gas Properties, Wells, Operations, and Acreage

The following table sets forth our productive wells, developed acreage and undeveloped acreage as of December 31, 2020.

	Productive Wells				Developed Acreage (km2)		Undeveloped Acreage (km2)
	Crude and Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore China
Bohai	2,488	2,083	41	35	2,758	2,758	40,160	40,160
Western South China Sea	392	359	130	105	2,075	2,075	71,362	71,362
Eastern South China Sea	486	461	49	38	2,651	2,651	48,135	48,135
East China Sea	26	9	82	38	84	84	84,577	84,577
Subtotal	3,392	2,911	302	216	7,568	7,568	244,234	244,234
Overseas
Asia (excluding China)	153	153	19	3	869	619	—	—
Africa	—	—	66	3	888	398	23,156	8,453
Oceania	63	23	—	—	3,240	172	12,823	1,938
North America	3,422	986	364	108	728	203	6,883	5,757
South America	5,068	1,247	599	150	3,226	723	31,184	8,333
Europe	61	26	2	1	89	38	1,161	416
Subtotal	8,767	2,434	1,050	266	9,039	2,153	75,206	24,897
Total	12,159	5,345	1,352	482	16,607	9,721	319,440	269,131

The gross acreage disclosed above includes the total number of acres in major blocks that we own an interest. The net acreage includes our wholly owned interests and the sum of our fractional interests in gross acreage.

Delivery Commitment

We have certain delivery commitments under the take-or-pay contracts for sales of natural gas. In 2020, the annual sales from our largest gas contract contributed to only approximately 3.6% of our total oil and gas sales, and the total revenues from gas sales accounted for approximately 15.8% of our total revenues in 2020. Moreover, the total gas quantities that are subject to delivery commitments under the existing contracts or agreements are not significant to us. Therefore, we believe that we did not have any material delivery commitment as of the end of 2020.

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

Our crude oil sales prices are mainly determined by reference to the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to the prevailing market conditions. Although the prices are denominated in U.S. dollar, customers in China settle in Renminbi. We currently sell three types of crude oil in China, i.e., heavy crude oil, medium crude oil and light crude oil. The benchmark oil price is Brent. Our major customers in China are CNOOC, CNPC, Sinopec Group and some local private refineries. Crude oil produced overseas is benchmarked at the Brent, Dubai, Oman and WTI prices and regularly updated official oil prices of national oil companies in oil producing countries and sold in international markets.

In 2020, as a result of the decrease in international oil prices, our average realized oil price was US$40.96 per barrel, representing a year-on-year decrease of approximately 35.3%, basically in line with that of international oil prices.

The table below sets forth the sales and marketing volumes in offshore China for each of these types of crude oil for the periods indicated.

	Year ended December 31,
	2018	2019	2020
Sales and Marketing Volumes (mmbbls)(1)
Light Crude	23.6	22.6	26.6
Medium Crude	148.4	155.2	157.6
Heavy Crude	106.8	111.1	118.6

(1)	Includes the sales volumes of us and our foreign partners under production sharing contracts.

Sales of Natural Gas

Our natural gas sales prices are mainly determined through negotiation with customers. Generally, natural gas sales agreements are long-term contracts, and the contract terms normally include a price review mechanism. Our natural gas customers are primarily located in the southeast coastal areas of China, and the major customers include CNOOC Gas and Power Group, China BlueChemical Ltd, Hong Kong Castle Peak Power Company Limited, etc.

Sales of LNG from the NWS Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts to various customers in the Asia-Pacific region, including the Dapeng LNG Terminal in Guangdong Province and the LNG terminal in Putian, Fujian Province in China.

In 2020, our average realized natural gas price was US$6.17/mcf, representing a year-on-year decrease of approximately 1.6%, which was mainly affected by the decrease of the gas price in North America.

In China, thanks to policy support, the consumption of natural gas based on meter reading has maintained growth. However, due to the increased domestic exploration and development efforts, coupled with the rapid growth of imported LNG, the overall supply of the natural gas market was relatively abundant and the supply and demand were generally balanced. Based on market conditions, we raised certain contract prices during peak demand season through negotiations.

The table below sets forth the average realized prices for our crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2018	2019	2020
Average Realized Prices
Crude and Liquids (US$/bbl)	67.22	63.34	40.96
Natural Gas (US$/mcf)	6.41	6.27	6.17
Brent (US$/bbl)	71.69	64.16	43.21

The Brent crude oil price was US$51.80 per barrel as of December 31, 2020 and US$63.54 per barrel as of March 31, 2021.

The following table presents, for the periods indicated, our revenues sourced in and outside the PRC:

	Year ended December 31,
	2018	2019	2020
	(Rmb in millions, except percentages)
Revenues sourced in the PRC	154,929	153,884	110,415
Revenues sourced outside the PRC	72,782	79,315	44,957
Total revenues	227,711	233,199	155,372
% of revenues sourced outside the PRC	32.0%	34.0%	28.9%

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

Research and Scientific Development

In 2020, the Company continued to implement the innovation-driven strategy, deepened the reform of the scientific and technological system, and further increased investment in scientific and technological research and development. The Company insisted on facilitating exploration and development with scientific and technological innovation, and strengthened the transformation and utilization of technological achievements so as to increase the reserves and production level, as well as reduce cost and enhance quality and efficiency. It made a solid foundation for the research and implementation of key technologies such as “Stabilizing production at 30 million tons with an aim of increasing to 40 million tons for Bohai oilfields”. The Company also accelerated the research on critical core technological projects, which helped make breakthroughs in the localization of a number of key equipment. Researches on offshore wind power, geothermal energy and other new energy fields were carried out to facilitate the Company’s energy transition.

Major Scientific and Technological Project Developments

In 2020, the Company deepened the development of its core oil and gas business, and continued to carry out technological researches with a focus on key areas such as deepwater, high temperature and pressure, heavy oil, and low permeability. The technological research of the “Lingshui Semi-submersible Production Platform Research Project” was carried out, which facilitated the high-quality development of the Company. New progress has been made in key scientific and technological developments such as technologies for strengthening water flooding, increasing production and exploiting potential, effective development technology for large-sized thermal recovery of heavy oil, and improving the recovery rate of producing oil and gas fields. New breakthroughs have been made in the localization of key technologies and equipment for deepwater oil and gas development, which will provide scientific and technological support for increasing oil and gas reserves and production.

Progress of Major Technological Innovations

In 2020, new progress was made in the construction of scientific research platforms. The construction of national key laboratory for natural gas hydrates was steadily advanced, and the experimental capabilities of multiple scientific research platforms such as unconventional oil and gas exploration and development, chemical flooding, and thermal recovery of heavy oil have been steadily improved. Significant progress has been made in projects such as “Natural gas hydrate accumulation mechanism and safe and efficient exploitation mechanism”.

Health, Safety and Environmental Protection (“HSE”)

As always, we adheres to the core HSE values of “Safety First, Environment Paramount, People-oriented and Equipment Integrated”. Under the general keynote of the “Three-year Special Action for improving safe operation and deepening the responsibility system for production safety among all employees”, the Company continuously improves the management of the HSE system, and strives to provide a safe working environment for its employees and contractors so as to maintain a relatively stable performance of production safety and build a first- class safety risk management and control system.

In 2020, we focused on further implementation of the “Three-year Special Action” for improving safety production, with special supervision and superior review as the starting points, to further strengthen the implementation of the “Six Responsibilities” of safety production, improve the dual prevention mechanisms, further promote the construction of safety culture, continue to consolidate the foundation for safe production, and ensure the smooth progress of the Seven-year Action to increase reserves and production with high-quality work on safety and environmental protection.

During the year, we continued to strengthen the review and inspection of key operations, and enhanced safety control measures for major projects under construction, subsurface well operation safety, high-risk wells and production facilities, and typhoon prevention projects. In particular, we intensified well control safety management, and improved the well control management mechanism of the Company and its subsidiaries. We facilitated the implementation of the Company’s system framework related to equipment and facilities integrity, supervised all units to formulate goals and plans for the integrity management related to equipment and facilities of the year, and strengthened the risk control and management of key equipment and facilities.

We continued to shape a robust of a safety culture featuring “People-oriented, Implementation and Intervention”. Focusing on the Three-year Special Action for improving safety production, it organized and carried out discussion on the identification of safety hazards, and held online knowledge contests on safety and environmental protection, such as “Hazards Identification under Microscope” essay competition and “Be Healthy and Safe Everyday” photo contest, as a way to organize and mobilize employees to actively participate in safety culture activities. It continued to carry out “Safety Classes” taught by leaders to guide employees to focus on safety, continuously improve safety awareness, and improve safety skills.

We paid great attention to the HSE risk of overseas operations, and shared global security information in a timely manner. We strengthened the safety supervision and management of overseas projects, and enhanced the key responsibilities of overseas operation safety to ensure the compliant, safe and stable operation of overseas projects. Since the outbreak of COVID-19 pandemic, we insisted on “prioritizing the employees’ lives and health” and swiftly established a leading group and a joint prevention and control mechanism consisting of a “leadership commanding system”, “prevention and control system” and “supervision and management system” to closely track the development of the pandemic, coordinate the efforts in pandemic prevention and control, resumption of operation and production and normalized pandemic prevention and control, and adjust the prevention and control measures based on actual situation so as to cover every aspect of its business in pandemic prevention and control with no omission or negligence, thereby effectively protecting the lives and health of employees. In China, in strict compliance with the national requirements for pandemic prevention and control, we strengthened symptom screening and body temperature check, refined the shift plan and quarantine of personnel to and from offshore platforms, and formulated emergency plans. In this way, we achieved “zero infection” in domestic workplaces and among overseas Chinese employees. Overseas, we closely followed the development of the pandemic in the countries of operation. According to the risk levels of different countries and regions, we adopted different pandemic prevention and control methods such as home office and regional quarantine and fully implemented various on-going prevention and control measures to protect the lives, health and safety of overseas units and project employees with our best efforts.

We actively implemented the Green Development Action by promoting environmental protection management in key areas. Guided by the Green Development Action, we actively cultivated and established green factories and green manufacturing integration projects. In 2020, Hainan Branch actively integrated its development into the green industrial chain of Hainan Free Trade Port and was recognized as a national “Green Factory”; Enping oilfield operation area of Shenzhen Branch and Lishui 36-1 gas field terminal treatment plant of Shanghai Branch were named as “Green Factory” in petroleum and petrochemical industry.

In 2020, we once again maintained a good performance in safety management and adhered to consistently high HSE standards. OSHA (Occupational Safety and Health Administration) statistics for the year are set out below.

Scope	Total Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workday Cases	Rate of Lost Workday Cases	Fatalities
Staff of the Company	62	1	0.02	0	0.00	0
Staff of the Company and direct contractors	158	25	0.16	16	0.01	1

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

We continue to implement and develop our CNOOC HSE management system framework, in order to demonstrate CNOOC HSE strategic policy and management concept, clarify CNOOC HSE management orientation and core requirements. We further strengthened safety in our operations, such as intensifying our efforts to identify and eliminate potential risks, and giving special attention to preventing accidents in key and high-risk operations. We also improved the implementation of safety standards and deepened safety awareness across all levels of the organization. In 2020, we completed full system safety inspections, including the special safety supervision, a special safety check on storage tank fields and a year-end major safety inspection. For HSE risks in particular operating units, we organized safety audits. Through audits and inspections, we effectively met our management requirements, urged affiliated units to act in accordance with the regulations, and promoted the continuous improvement of HSE management.

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

To better handle the major risks involved in our daily operations, we continued to improve our crisis management mechanisms according to the updated requirements from reorganized authorities. In 2020, we have successfully combined the international incident management system into our incident management plan, which could keep the same pace with international companies while fulfill all the requirements of the local authorities.

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

As of December 31, 2020, we have purchased a number of insurance policies with varying policy coverage and limits to meet our risk management requirements and cover our potential liabilities arising from accidents at any of our offshore and onshore locations. We maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean-up, liability for bodily injury and property damage to third parties. The policy limits and other terms and conditions of these insurance policies comply with all applicable laws and regulations in the PRC and other relevant jurisdictions. However, we may not have sufficient coverage for some of the risks we face, either because insurance is not available or because of high premium costs. See “Item 3—Key Information—Risk Factors—Oil and natural gas transportation may expose us to financial loss and reputational harm” and See “Item 3—Key Information—Risk Factors—The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.”

We have maintained insurance policies for our domestic assets and operational insurance policies and construction insurance policies, with various policy limits and deductibles. We also purchase operator’s extra expense insurance up to US$100 million and third-party liabilities insurance up to US$200 million. As for deep-water wells, we are insured up to US$250 million for costs related to control of the well. The deductible for each insurance policy mainly ranges from US$2 million to US$5 million for different types of insurance policies. For overseas operations and assets, we are insured for amounts mainly up to the replacement cost value of our assets for property damage and up to US$600 million in 2020 for operators extra expense. Additionally, we purchase insurance covering liability for bodily injury and property damage to third parties with limits of up to US$1,032 million in 2020. This cover protects against liability that arises from sudden and accidental pollution or from other causes.

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

In addition, we currently have six oil spill emergency response bases, to which we have contributed land and funds for construction, separately located in six cities in the PRC, namely Suizhong, Tanggu, Longkou, Huizhou, Zhuhai and Weizhou Island. All the oil spill emergency response bases are close to our workplaces of operations, and in the event of any oil spill, explosion or other similar events, they can react promptly and assist us in coping with such accidents effectively. We have developed and established a “four-in-one” emergency management framework to support our worldwide business, which covers crisis management plans, emergency commanding systems, emergency information systems and an emergency rescue teams. Through constant trainings and exercises, we have comprehensively enhanced our ability to defend risks, minimize the impact of emergency events and maintain our sustainable development.

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

Segment Information

The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	Year ended December 31,
	2018		2019		2020
	Rmb in millions	%	Rmb in millions	%	Rmb in millions	%
Exploration and production	191,476	84.1	201,910	86.6	143,104	92.1
Trading businesses	35,805	15.7	30,837	13.2	12,105	7.8
Corporate and elimination	430	0.2	452	0.2	163	0.1
Total operating revenues	227,711	100.0	233,199	100.0	155,372	100.0

We mainly engage in the exploration, development, production and sale of crude oil and natural gas in China and overseas including Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia, United Arab Emirates, and Australia etc. For the year ended December 31, 2020, approximately 71.1% of our total revenue was sourced in the PRC.

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

Our PRC subsidiary, CNOOC China Limited, as a wholly foreign-owned enterprise, is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. Our indirect wholly-owned PRC subsidiary, CNOOC Deepwater Development Limited, is subject to corporate income tax at the rate of 15% from 2018 to 2020 after being assessed as a high and new technology enterprise. The company is in the process of re-applying to be assessed as a high and new technology enterprise from 2021 to 2023.

The PRC corporate income tax is levied based on taxable income, including income from both operations and other components of earnings, as determined in accordance with the generally accepted accounting principles in the PRC, or PRC GAAP.

Besides income taxes, our PRC subsidiary also pays certain other taxes, including:

·	Production tax at the rate of 5% on production under production sharing contracts;

·	Value added tax ("VAT") at the rates from 10% to 16% on taxable sales under independent oil and gas fields before April 1, 2019. VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since April 1, 2019 according to "Announcement on Policies for Deepening the VAT Reform" (Announcement [2019] No.39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs). The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

·	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1,2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

·	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

·	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

·	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

We calculate our deferred tax to account for the losses available for offsetting against future taxable profit and the temporary differences between our tax base, which is used for income tax reporting and prepared in accordance with applicable tax guidelines, and our accounting base, which is prepared in accordance with applicable financial reporting requirements. The temporary differences include accelerated amortization allowances for oil and gas properties, which are partially offset by provisions for dismantlement and for impairment of property, plant and equipment and write-off of unsuccessful exploratory drilling. As of December 31, 2018, 2019 and 2020, we had Rmb24,285 million, Rmb22,390 million and Rmb22,632 million (US$3,468 million), respectively, in net deferred tax assets. See note 11 to our consolidated financial statements included elsewhere in this annual report.

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

Special Oil Gain Levy

In March 2006, the PRC government imposed a special oil gain levy at progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. In December 2011, the PRC government increased the threshold of the special oil gain levy from US$40 per barrel to US$55 per barrel, with effect from November 1, 2011. In December 2014, the PRC government decided to increase the threshold of the special oil gain levy from US$55 per barrel to US$65 per barrel, with effect from January 1, 2015. The special oil gain levy is collected on a monthly basis. For the years ended December 31, 2018, 2019 and 2020, we incurred approximately Rmb 2,599 million, Rmb 894 million and Rmb 79 million for the Special Oil Gain Levy, respectively.

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

Regulatory Framework Overseas

We are subject to other fiscal regimes in the foreign countries and regions where we conduct operations, including Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the United States, Canada, United Kingdom, Brazil, Guyana, Russia, the United Arab Emirates and certain other countries. See “Item 4—Information on the Company—Business Overview—Overview by Region—Overseas.”

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

Our subsidiaries domiciled outside the PRC are subject to income tax rates ranging from 10% to 82%. The province income tax rate of Alberta, Canada reduced from 12% to 11% on July 1, 2019, and will decrease by one percentage point on January 1 of each year until it reaches 8% on January 1, 2022.

Environmental Regulation

Our operations are required to comply with various applicable environmental laws and regulations, including PRC laws and regulations administered by the Ministry of Ecology and Environment and national and local environmental protection agencies for our operations in China. The Marine Environment Protection Law of PRC was amended and came into effect on November 5, 2017. Such amended Marine Environment Protection Law strengthens the marine environment protection regulation system including but not limited to the regional restricted approval system of environmental impact assessment, provides marine ecological protection compensation system. We therefore face more stringent environmental supervision and law enforcement environment.

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

Pursuant to the Environmental Protection Tax Law of PRC which came into effect on January 1, 2018 and was amended on October 26, 2018, enterprises, public institutions and other producers/operators that discharge taxable pollutants directly to the environment within the territorial areas of PRC and other sea areas under the jurisdiction of PRC are required to pay environmental protection tax in accordance with the provisions of such law. The Ministry of Ecology and Environment or national and local environmental protection agencies may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

The PRC and overseas environmental laws require offshore petroleum investors to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantlement of oil and gas fields as of December 31, 2018, 2019 and 2020 of approximately Rmb54,878 million, Rmb65,602 million and Rmb70,360 million (US$10,783 million), respectively.

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

Employees and Employee Benefits

As of December 31, 2018, 2019 and 2020, we had 18,312 employees, 18,703 employees and 18,353 employees, respectively. Among the 18,353 employees as of December 31, 2020, approximately 80% were involved in oil exploration, development and production activities, approximately 5% were involved in accounting and finance work and the remainder were senior management and others. A portion of the workers for the operation of the oil and gas fields, maintenance and ancillary service are hired on a contract basis.

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

All full-time employees in the PRC are covered by a government-regulated pension plan and are entitled to an annual pension at their retirement dates. The actual pension payable to each retiree is subject to a formula based on the status of the individual pension account, general salary and inflation movements. We are required to make annual contributions to the government pension plan at rates ranging from 13% to 16% of our employees’ salaries, with each employee contributing 8% of his or her salary for retirement. The contributions vary based on the requirements of local governments.

For further details regarding retirement benefits, see note 33 to our consolidated financial statements included elsewhere in this annual report.

In 2020, the Company implemented major talent projects and vigorously cultivated strategic high-level talents. The development channel for technology series was opened up and the first selection of senior technical experts of the Company was organized, 151 people were selected. Meanwhile, the Company vigorously promoted professional skill certifications and increased the proportion of highly skilled personnel. In 2020, the total number of appraisals reached 1,855. Currently, there are 4,620 employees with titles of senior skilled worker or above, accounting for approximately 78.37% of the total skilled workforce, and 1080 technicians and senior technicians, accounting for approximately 18.32% of the total technical workforce.

Key Talents Development: The Company continues to promote the training program of “International Professional Talents”, and actively cultivates core talents for international businesses and high-potential talents for its future development. The company signed a joint training cooperation agreement with China University of Petroleum (East China), and completed the first "CNOOC Strategic Master's Program" graduate recruitment, and enrolled 15 postgraduate students majoring in exploration and development.

Opportunities for Local Talents: Iraq Branch organizes more than 20 local employees to go to British universities for undergraduate and postgraduate education, and launches "scholarship program" to help excellent employees to further their studies.

From "offline" to "online": The company developed "2020 Oil Contract Training and Test" to improve employees' petroleum legal knowledge and internationalization level. Iraq Branch develops online courses on QHSE and procurement. Mexico branch conducts oil spill training, HSE system training, emergency medical safety training, procurement training and human resources training in the form of video training; Gabon and Congo project team organizes internal language training to improve employees' French level.

C.	Organizational Structure

CNOOC indirectly and directly owned or controlled an aggregate of approximately 65.01% of our shares as of March 31, 2021. Accordingly, CNOOC continues to be able to exercise all the rights of a controlling shareholder, including electing our directors and voting to amend our articles of association. Although CNOOC has retained a controlling interest in us, the management of our business will be our directors’ responsibility.

The following chart sets forth our controlling entities and our directly wholly-owned subsidiaries as of March 31, 2021 and notes our significant indirectly-held subsidiaries.

(1)	Overseas Oil & Gas Corporation, Ltd. also directly owns five shares of our Company.

(2)	Owner of our overseas interests in oil and gas exploration and production businesses and operations, including our indirect wholly-owned subsidiaries CNOOC Southeast Asia Limited, CNOOC Muturi Limited, CNOOC NWS Private Limited, CNOOC Exploration & Production Nigeria Limited, CNOOC Iraq Limited, CNOOC Canada Energy Ltd., CNOOC Uganda Ltd, CNOOC Petroleum North America ULC, CNOOC Petroleum Europe Limited, Nexen Petroleum Nigeria Limited, CNOOC Energy U.S.A. LLC, CNOOC Petroleum Offshore U.S.A. Inc., CNOOC Oil Sands Canada , CNOOC PETROLEUM BRASIL LTDA, CNOOC Finance (2014) ULC, CNOOC Finance (2015) U.S.A. LLC, CNOOC Finance (2015) Australia Pty Ltd, and CNOOC Petroleum Guyana Limited.

(3)	Owner of substantially all of our PRC oil and gas exploration and production businesses, operations and properties, including our indirect wholly-owned subsidiary CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation.

(4)	Business vehicle through which we engage in sales and marketing activities in the international markets.

(5)	Includes CNOOC Finance (2003) Limited, CNOOC Finance (2011) Limited, CNOOC Finance (2012) Limited and CNOOC Finance (2013) Limited, all of which are our financing vehicles. These finance companies are our wholly owned subsidiaries with the Company as their sole corporate director.

(6)	CNOOC International Trading Co., Ltd. was incorporated on November 30, 2020.

D.	Property, Plants and Equipment

For our property, plants and equipment relating to our business activities, see “Item 4—Information on the Company—Business Overview”. We also have some other real properties, including land, buildings and facilities in our onshore processing plants for our oil and gas fields, oil and gas pipelines in both offshore China and overseas, and the upgrader facilities for our oil sands projects in Canada.

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

Overview

Our revenues and profitability are largely determined by our production volume and the prices we realize on our crude oil and natural gas, as well as the costs of our exploration and development activities. Although crude oil prices depend on various market factors and have been volatile historically, our total net production volume displayed a trend of growth in 2020.

In 2020, due to the impact of the COVID-19 pandemic, the global economy experienced the worst recession since the World War II, and the international financial market saw extreme volatility. Major economies rolled out large-scale economic stimulus policies, such as the unlimited quantitative easing policies launched by the Federal Reserve. With effective control of the pandemic, China became the only major economy to post growth with a GDP growth rate of 2.3% in 2020.

In 2020, international oil prices rebounded after decline, showing a deep “V” shape trend. Since March, due to the spread of the pandemic coupled with Saudi Arabia’s announcement of increasing production and cutting price, international oil prices plummeted. On April 20, WTI oil prices fell to US$-37.63 per barrel. Afterwards, as major oil-producing countries cut their production and major economies gradually eased pandemic restrictions and restarted their economies, international oil prices rebounded. At the end of the year, as the COVID-19 vaccines were successfully developed and applied in various countries, international oil prices continued to rise, with the Brent oil prices closed at US$51 per barrel at the end of the year. In 2020, the average price of Brent crude oil was US$43.21 per barrel, a year-on-year decrease of 33%.

In 2020, we strictly implemented pandemic prevention and control measures and vigorously promoted reserves and production growth, further conducted cost reduction and efficiency enhancement, and firmly facilitated technological innovation so as to ensure safe production with all strength. We realized a net production of 528.2 million BOE, representing an increase of approximately 4.3% year-on-year, which exceeded the adjusted annual oil and gas production target.

Influenced by the trend of international oil price, our profitability decreased in 2020, while partially offset by optimization of production structure and cost control. Oil and gas sales were RMB139,601 million (US$21,394.8 million), representing a decrease of approximately 29.2% year over year. Net profit was RMB24,956 million (US$3,824.7 million), representing a decrease of approximately 59.1% year over year.

As of December 31, 2020, our basic and diluted earnings per share were RMB0.56 and RMB0.56, respectively. The Board of Directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive).

At present, many countries have begun to vaccinate against the COVID-19, which brings more hope for the recovery of the global economy. As forecasted by the World Bank, global economic growth will reach 4% in 2021. International oil prices have steadily recovered, and the Brent oil price has rallied above US$60 per barrel. However, there are still uncertainties in the future trend of international oil prices, trade frictions will also put pressure on us, and the external environment remains challenging and complex. On February 26, 2021, NYSE announced to commence delisting proceedings of ADSs of the Company and suspended the trading in ADSs since March 9, 2021. On March 10, 2021, the Company requested for review of NYSE's determination.

Looking forward to the future, we will continue to enhance our capability to create value. While pursuing production growth, we will actively respond to climate change and build a green and low-carbon enterprise. To this end, we will further strengthen our business strategy, mainly including: intensifying natural gas exploration efforts, increasing production to a new level, focusing on return on investment, consolidating cost competitiveness, maintaining a healthy financial position, optimizing the layout of overseas assets, and practicing the concept of green and low-carbon development.

Factors Affecting Our Results of Operations

There are many factors that affect our results of operations and financial condition, mainly including the following:

Oil and Gas Prices

Substantially all of our revenues are from the sales of oil and natural gas. Therefore, one of the primary factors affecting our revenues is the prices for crude oil and natural gas. Crude oil prices are subject to fluctuations due to market uncertainty and various other factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, the outbreak of the COVID-19 pandemic, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions.

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

The following table sets forth our average net realized prices for crude oil and natural gas for the periods indicated:

	Year ended December 31,
	2018	2019	2020
Average realized prices:
Crude oil (US$ per bbl)	67.22	63.34	40.96
Natural gas (US$ per mcf)	6.41	6.27	6.17

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

The following table sets forth our average daily net production of crude oil and natural gas for the periods indicated.

	Year ended December 31,
	2018	2019	2020
Net production of crude oil (bbl/day)(1)	1,050,749	1,124,790	1,145,056
Net production of natural gas (mmcf/day)(1)	1,462.5	1,537.9	1,727.4

(1)	Including our interest in equity method investees.

For a description of other factors affecting our results of operations, see “Item 3—Key Information—Risk Factors”.

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

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling plan, changes in our capital costs and operating expense assumptions, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors” The complex economic outlook may also materially and adversely affect our key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

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

Results of Operations

Overview

The following table summarizes the components of our revenues and sales volume, in absolute amounts and as percentages of our total revenues and total sales volume, for the periods indicated:

	Year ended December 31,
	2018		2019		2020

	(Rmb in millions, except percentages and production data )
Revenues:
Oil and gas sales:
Crude oil	165,939	72.9%	175,495	75.3%	114,985	74.0%
Natural gas	20,618	9.1%	21,678	9.3%	24,616	15.8%
Total oil and gas sales	186,557	82.0%	197,173	84.6%	139,601	89.8%
Marketing revenues	35,830	15.7%	30,867	13.2%	12,131	7.8%
Other revenue	5,324	2.3%	5,159	2.2%	3,640	2.3%
Total revenues	227,711	100.0%	233,199	100.0%	155,372	100.0%

Sales volume (million BOE)(1):
Crude oil	372.9	81.8%	402.2	82.5%	406.2	80.3%
Natural gas	83.1	18.2%	85.6	17.5%	99.6	19.7%
Total	456.0	100.0%	487.8	100%	505.8	100%

(1)	Including our interest in equity method investees.

The following table sets forth, for the periods indicated, certain income and expense items in our consolidated statement of profit or loss and other comprehensive income as a percentage of total revenues:

	Year ended December 31,
	2018	2019	2020
Operating Revenues:
Oil and gas sales	82.0%	84.6%	89.8%
Marketing revenues	15.7%	13.2%	7.8%
Other revenue	2.3%	2.2%	2.4%
Total revenues	100.0%	100.0%	100.0%
Expenses:
Operating expenses	(10.7)%	(10.6)%	(15.6)%
Taxes other than income tax	(4.0)%	(3.9)%	(4.6)%
Exploration expenses	(5.8)%	(5.3)%	(3.6)%
Depreciation, depletion and amortization	(22.3)%	(24.7)%	(33.7)%
Special oil gain levy	(1.1)%	(0.4)%	(0.1)%
Impairment and provision	(0.3)%	(0.9)%	(3.3)%
Crude oil and product purchases	(14.7)%	(12.5)%	(7.5)%
Selling and administrative expenses	(3.3)%	(3.5)%	(5.7)%
Others	(2.5)%	(2.1)%	(2.5)%
Total expenses	(64.8)%	(63.9)%	(76.6)%

Interest income	0.4%	0.5%	0.9%
Finance costs	(2.3)%	(2.5)%	(4.0)%
Exchange gain, net	(0.1)%	(0.1)%	0.3%
Investment income	1.6%	2.0%	1.9%
Share of profits of associates	0.2%	0.2%	0.1%
Profit/(loss) attributable to a joint venture	(2.5)%	0.2%	(0.5)%
Other income, net	0.4%	0.4%	0.3%
Profit before tax	33.1%	36.7%	22.4%
Income tax expense	(9.9)%	(10.6)%	(6.4)%
Profit for the year	23.1%	26.2%	16.0%

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

United Arab Emirates

The oil and gas sales from United Arab Emirates represent our sales of oil and gas derived from relevant joint operation projects.

Unconsolidated Investees

Our share of the oil and gas sales of unconsolidated investees is not included in our revenues, but our share of the profits or losses of these investees is included as part of our share of profits or losses of associates and loss/profit attributable to a joint venture as shown in our consolidated statements of profit or loss and other comprehensive income.

2020 versus 2019

Consolidated net profit

Our consolidated net profit decreased 59.1% to RMB24,956 million (US$3,824.7 million) in 2020 from RMB61,045 million in 2019, primarily as a result of the decrease in profitability under the lower international oil price environment, at the same time, effective measures taken to strictly control costs partially offset the impact of lower oil price.

Revenues

Our oil and gas sales, realized prices and sales volume in 2020 are as follows:

	2020	2019	Amount	Change (%)
Oil and gas sales (Rmb million)	139,601	197,173	(57,572)	(29.2)%
Crude and liquids	114,985	175,495	(60,510)	(34.5)%
Natural gas	24,616	21,678	2,938	13.6%
Sales volume (million BOE) (1)	505.8	487.8	18.0	3.7%
Crude and liquids (million barrels)	406.2	402.2	4.0	1.0%
Natural gas (bcf)	577.2	501.9	75.3	15.0%
Realized prices
Crude and liquids (US$/barrel)	40.96	63.34	(22.37)	(35.3)%
Natural gas (US$/mcf)	6.17	6.27	(0.10)	(1.6)%

(1)	Excluding our interest in equity-accounted investees.

The decrease in crude and liquids sales was primarily due to lower international oil price. The increase in natural gas sales was primarily due to higher sales volume.

Operating expenses

Our operating expenses decreased 2.0% to RMB24,240 million (US$3,714.9 million) in 2020 from RMB24,735 million in 2019, the operating expenses per BOE decreased 6.4% to RMB47.7 (US$7.31) per BOE in 2020 from RMB50.9 (US$7.32) per BOE in 2019. China operating expenses per BOE decreased 7.1% to RMB44.5 (US$6.82) per BOE in 2020 from RMB47.9 (US$6.88) per BOE in 2019. Overseas operating expenses per BOE decreased 3.6% to RMB55.1 (US$8.44) per BOE in 2020 from RMB57.1 (US$8.21) per BOE in 2019. Through strict costs control and efficiency enhancement, our operating expenses per BOE decreased compared with last year.

Taxes other than income tax

Our taxes other than income tax decreased 21.4% to RMB7,200 million (US$1,103.4 million) in 2020 from RMB9,156 million in 2019, mainly due to the decrease in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 54.6% to RMB5,601 million (US$858.4 million) in 2020 from RMB12,342 million in 2019, mainly due to the optimized exploration deployment and the enhanced exploration effectiveness.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization decreased 9.3% to RMB52,306 million (US$8,016.3 million) in 2020 from RMB57,699 million in 2019.

The dismantlement-related depreciation, depletion and amortization costs increased 116.0% to RMB2,709 million (US$415.2 million) in 2020 from RMB1,254 million in 2019. Our average dismantling costs per BOE increased 106.6% to RMB5.33 (US$0.82) per BOE in 2020 from RMB2.58 (US$0.37) per BOE in 2019, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of RMB bond and US bond interest rate in the market.

Our depreciation, depletion and amortization, excluding the dismantling costs, decreased 12.1% to RMB49,597 million (US$7,601.1 million) in 2020 from RMB56,445 million in 2019. Our average depreciation, depletion and amortization per BOE, excluding the dismantling costs, decreased 16.1% to RMB97.5 (US$14.94) per BOE in 2020 from RMB116.2 (US$16.69) per BOE in 2019, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased 148.3% to RMB5,199 million (US$796.8 million) in 2020 from RMB2,094 million in 2019, mainly due to the impairment of certain oil and gas properties located in North America, Africa and China resulting from the change of reserve assessment and the decline of forecasted oil price. Please refer to Note 14 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 9.4% to RMB8,821 million (US$1,351.9 million) in 2020 from RMB8,062 million in 2019. Our selling and administrative expenses per BOE increased 4.5% to RMB17.35 (US$2.66) per BOE in 2020 from RMB16.60 (US$2.38) per BOE in 2019, due to the increase of research and development expenses, arising from the further increased investment in scientific and technological research and development.

Finance costs/Interest income

Our finance costs increased 5.5% to RMB6,190 million (US$948.7 million) in 2020 from RMB5,865 million in 2019, primarily due to the decreased capitalized interest expense as some oil and gas fields commencement of production. Our interest income increased 38.1% to RMB1,473 million (US$225.7 million) in 2020 from RMB1,067 million in 2019, primarily due to the expanded deposit scale.

Exchange losses/gains, net

Our net exchange gains changed to RMB445 million (US$68.2 million) in 2020, while there were net exchange losses of RMB213 million in 2019, primarily arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income decreased 35.7% to RMB2,978 million (US$456.4 million) in 2020 from RMB4,632 million in 2019, primarily attributable to the decreased average stock of corporate wealth management products and money market funds.

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to RMB632 million (US$96.9 million) in 2020, while in 2019 our shared profits was RMB1,002 million, mainly due to the decreased profitability of the joint venture resulting from the decline of international oil price.

Income tax expense

Our income tax expense decreased 59.6% to RMB9,951 million (US$1,525.1 million) in 2020 from RMB24,604 million in 2019, mainly because our overall profitability before tax decreased resulting from lower international oil price in 2020.

2019 versus 2018

Comparative data for the year ended December 31, 2018 have been restated as a result of the acquisition of CUCBM in this section, please refer to Note 4 to the consolidated financial statements of the annual report.

Consolidated net profit

Our consolidated net profit increased by 15.9% to RMB61,045 million (US$8,768.6 million) in 2019 from RMB52,675 million in 2018, primarily as a result of the increase in sales volume, the increase in profitability as we have taken effective measures to strictly control cost and the depreciation of Renminbi against the U.S. dollar.

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

Operating expenses

Our operating expenses increased by 1.4% to RMB24,735 million (US$3,553.0 million) in 2019 from RMB24,388 million in 2018. The operating expenses per BOE decreased by 4.7% to RMB50.9 (US$7.32) per BOE in 2019 from RMB53.4 (US$7.77) per BOE in 2018. Among them, operating expenses per BOE in offshore China decreased by 0.6% to RMB47.9 (US$6.88) per BOE in 2019 from RMB48.2 (US$7.02) per BOE in 2018. Overseas operating expenses per BOE decreased by 11.5% to RMB57.1 (US$8.21) per BOE in 2019 from RMB64.5 (US$9.39) per BOE in 2018. Through strict costs control and efficiency improvement, our operating expenses per BOE decreased compared with those in 2018.

Exploration expenses

Our exploration expenses decreased by 6.0% to RMB12,342 million (US$ 1,772.8 million) in 2019 from RMB13,135 million in 2018, mainly because of the combined impact of higher exploration expenses due to increased effort in oil and gas exploration this year and impairment provision related to certain exploration and evaluation assets in North America in 2018.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization increased by 13.5% to RMB57,699 million (US$8, 287.9 million) in 2019 from RMB50,838 million in 2018.

Among them, the dismantlement-related depreciation, depletion and amortization costs decreased by 3.1% to RMB1,254 million (US$180.1 million) in 2019 from RMB1,294 million in 2018. Our dismantling costs per BOE decreased by 9.2% to RMB2.58 (US$0.37) per BOE in 2019 from RMB2.84 (US$0.41) per BOE in 2018, primarily due to the decrease in the present value of asset retirement obligations brought by the increased interest rate of U.S. dollar bonds in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, increased by 13.9% to RMB56,445 million (US$8,107.9 million) in 2019 from RMB49,544 million in 2018. Our depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased by 7.1% to RMB116.2 (US$16.69) per BOE in 2019 from RMB108.5 (US$15.79) per BOE in 2018, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased by 214.4% to RMB2,094 million (US$300.8 million) in 2019 from RMB666 million in 2018, mainly due to the impairment of certain oil and gas properties located in North America and China because of the decrease of reserve. Please refer to Note 14 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased by 8.5% to RMB8,062 million (US$1, 158.0 million) in 2019 from RMB7,429 million in 2018. Our selling and administrative expenses per BOE increased by 2.0% to RMB16.60 (US$2.38) per BOE in 2019 from RMB16.28 (US$2.37) per BOE in 2018, mainly due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, which increased the science and technology investment.

Finance costs/Interest income

Our finance costs increased by 13.6% to RMB5,865 million (US$842.5 million) in 2019 from RMB5,162 million in 2018, primarily due to the increase in interest expenses from new issuance of guaranteed notes and recognition of lease liabilities. Our interest income increased by 33.7% to RMB1,067 million (US$153.3 million) in 2019 from RMB798 million in 2018, primarily due to the increase in our deposit.

Exchange losses, net

Our net exchange losses increased by 51.1% to RMB213 million (US$30.6 million) in 2019 from RMB141 million in 2018, primarily due to the exchange rate fluctuation of Renminbi against the U.S. dollar and Hong Kong dollar.

Investment income

Our investment income increased by 25.7% to RMB4,632 million (US$665.3 million) in 2019 from RMB3,685 million in 2018, primarily attributable to the increased average amount of corporate wealth management products.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture was RMB1,002 million (US$143.9 million) in 2019, while in 2018 our shared losses were RMB5,187 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP. in 2018, as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased by 9.4% to RMB24,604 million (US$3,534.1 million) in 2019 from RMB22,482 million in 2018, mainly because of the increase in our overall profitability and the impact of change of the province income tax rate of Alberta, Canada. Please refer to note 11 to the consolidated financial statements of this annual report.

B.	Liquidity and Capital Resources

Our primary source of cash during 2020 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2018	2019	2020

	(Rmb million)
Cash generated from (used in):
Operating activities	124,398	123,521	82,338
Investing activities	(95,452)	(67,457)	(50,850)
Financing activities	(27,108)	(37,691)	(38,698)
Net (decrease)/increase in cash and cash equivalents	1,838	18,373	(7,210)

Cash Generated from Operating Activities

The cash inflow from operating activities decreased 33.3% to RMB82,338 million (US$12,618.9 million) in 2020 from RMB123,521 million in 2019, primarily attributable to the decrease in oil and gas sales cash inflow caused by the decline of international oil price.

Cash Used in Investing Activities

In 2020, our capital expenditure payment increased by 6.9% to RMB71,000 million (US$10,881.2 million) from 2019. Our development expenditures in 2020 were primarily related to the capital expenditure of Lingshui 17-2 project in China and overseas projects in Guyana, Iraq and the United Arab Emirates, as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. Our cash outflow from acquisition of oil and gas properties was RMB4,418 million (US$677.1 million) and our cash outflow from increased investments in associates was RMB6,401 million (US$981.0 million).

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB140,375 million (US$21,513.4 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB190,142 million (US$29,140.5 million), and the increase in our time deposits with maturity over three months in the amount of RMB24,236 million (US$3,714.3 million).

Cash Used in Financing Activities

In 2020, the net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB2,186 million (US$335.0 million), repayment of financial notes of RMB10,642 million (US$1,631.0 million) and the cash outflow of the distribution of dividends of RMB25,851 million (US$3,961.8 million), partially offset by the proceeds of bank loans of RMB7,417 million (US$1,136.7 million).

At the end of 2020, our total interest-bearing outstanding debt was RMB143,549 million (US$21,999.8 million), compared to RMB158,547 million at the end of 2019. The decrease in debt in 2020 was primarily attributable to the repayment of financial notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 24.9%, lower than that of 26.1% in 2019, mainly due to the decrease of scale of interest-bearing debts.

	Debt maturities (principal only)
Due by December 31,	Original currency US$	Total Rmb equivalents	Total US$ equivalents
	(in millions, except percentages)
2021	1,533.7	10,007.4	1,533.7
2022-2023	4,044.1	26,387.6	4,044.1
2024-2025	4,371.0	28,520.6	4,371.0
2026 and beyond	10,013.7	65,339.7	10,013.7
Total	19,962.5	130,255.3	19,962.5
Percentage of total debt	100%	100%	100%

As of December 31, 2020, we had total debt of US$19,962.5 million, 94.02% of which was in U.S. dollars, 5.35% was in Euro, and the other 0.63% was in RMB. As of March 31, 2021, we had total debt of US$18,441.7 million, 93.64% of which was in U.S. dollars, 5.56% was in Euro, and the other 0.80% was in RMB.

As of December 31, 2020, we had unutilized banking facilities amounting to approximately Rmb55,080 million (US$8,441 million) as compared to Rmb54,948 million as of December 31, 2019.

In 2018, 2019 and 2020, we paid dividends totaling Rmb23,523 million, Rmb28,973 million and Rmb25,851 million (US$3,961.8 million) (before PRC withholding tax deducted), respectively. The payment and the amount of any dividends in the future will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may consider relevant. The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working capital requirements through at least 2021. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

Capital Expenditures

In early 2021, we have budgeted Rmb 90 to 100 billion for capital expenditures of the year 2021 for exploration and development. The following table sets forth our actual or budgeted capital expenditures on an accrual basis for the periods indicated.

	Year ended December 31,
	2018(1)	2019(1)	2020(1)	2021(2)	2020(1)
	(Rmb million)				(US$ million)
China
Development(3)	26,212	35,659	45,527	55,784	6,978
Exploration	9,995	15,120	11,689	12,690	1,791
Subtotal	36,207	50,779	57,216	68,475	8,769
Overseas
Development(3)	23,564	24,253	17,503	20,932	2,682
Exploration	2,331	3,546	2,687	4.282	412
Subtotal	25,895	27,799	20,190	25,214	3,094
Total	62,102	78,578	77,406	93,688	11,863

(1)	Capitalized interests were not included, and it was Rmb2,838 million, Rmb3,048 million and Rmb2,483 million in 2018, 2019 and 2020, respectively.

(2)	Budgeted capital expenditures for 2021 was made in early 2021.

(3)	Including production expenditures.

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

Inflation/Deflation

According to the China Statistical Bureau, as represented by the general consumer price index, China experienced an overall inflation rate of 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in the respective years.

Impact of Recently Issued Accounting Standards

IFRSs and HKFRSs

We have adopted the IFRSs as issued by the IASB since January 1, 2008. Therefore, our consolidated financial statements for 2020 have been prepared in due compliance with both IFRSs and HKFRSs. The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing January 1, 2020 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. The accounting policies adopted are consisted with those of the year ended December 31, 2019, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Company's financial year beginning on January 1, 2020. Except as described in note 2.2 to our consolidated financial statements included elsewhere in this annual report, the adoption of those new amendments to IFRSs/HKFRSs in the current year had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of us.

Besides, a number of new and revised IFRSs and HKFRSs have been issued and would become effective for annual periods beginning on or after January 1, 2020. For details, please refer to notes 2.1 and 2.2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4—Information on the Company—Business Overview—Research and Development”, “Item 4—Information on the Company—Business Overview—Patents and Trademarks”.

D.	Trend Information

At present, many countries have begun to vaccinate against the COVID-19, which brings more hope for the prevention and control of the pandemic and the recovery of the world economy. As forecasted by the World Bank, global economic growth will reach 4% in 2021. International oil prices have steadily recovered, and the Brent oil price has rallied above US$60 per barrel. However, there are still uncertainties in the future trend of international oil prices, and trade frictions will also put pressure on the Company. In view of this, we will pay more attention to efficiency and risk control.

In 2021, the capital expenditure plan is set at RMB90.0-100.0 billion, and the production target is set at 545-555 million BOE. We plan to put 19 new projects into production during the year, and strive for a reserve replacement rate of 120%, while maintaining a high standard of health, safety and environmental protection.

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

We will continue to develop the natural gas market, and strengthen exploration and development activities in natural gas fields, and enhance natural gas supply capability. We will advance key projects such as Lingshui 17-2 and Bozhong 19-6 natural gas, and strengthen the development of onshore unconventional gas. In 2025, the Company will increase the proportion of natural gas production to 30%.

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 12 and the risk factors on page 17, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. We provide no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2020.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Long-term debt obligations(1)	130,255.3	10,007.4	26,387.6	28,520.6	65,339.7
Provision for dismantlement(2)	70,360	916	—	—	69,444
Total	200,615.3	10,923.4	26,387.6	28,520.6	134,783.7

(1)	The amount of long-term debt obligations represents the principal of the long-term debt obligations.

(2)	Provision for dismantlement represents the discounted present value of retirement obligations in connection with upstream assets, which primarily relate to asset removal costs at the completion date of the relevant project.

As of December 31, 2018, 2019 and 2020, we had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

Capital Commitments	2018	2019	2020
	Rmb million	Rmb million	Rmb million
Contracted, but not provided for	55,538	64,542	30,856

G.	Safe Harbor

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

In accordance with Hong Kong law and our articles of association, our affairs are managed by our Board, which had nine members, including two executive directors, three non-executive director and four independent non-executive directors as of March 31, 2021.

The table below sets forth information about our directors and senior officers as of March 31, 2021:

Name	Year of Birth	Position

Dongjin Wang	1962	Chairman and Non-executive Director
Yong Li	1963	Vice Chairman and Non-executive Director (effective September 29, 2020)
Dongfen Wen	1964	Non-executive Director (effective April 27, 2020)
Keqiang Xu	1971	Executive Director and Chief Executive Officer
Guangjie Hu	1973	Executive Director and President
Sung Hong Chiu	1947	Independent Non-executive Director
Lawrence J. Lau	1944	Independent Non-executive Director
Aloysius Hau Yin Tse	1948	Independent Non-executive Director
Zhi Zhong Qiu	1955	Independent Non-executive Director
Yuhong Xie	1961	Executive Vice President and the Chief Safety Official (resigned as Executive Vice President and the Chief Safety Official in September 2020)
Xinjian Cao	1966	Executive Vice President and General Manager of CNOOC China Limited Tianjin Branch
Qinglong Xia	1964	Executive Vice President
Weizhi Xie	1964	Chief Financial Officer
Yunhua Deng	1963	Deputy Chief Exploration Engineer and Deputy Director of Beijing Research Center of CNOOC China Limited
Yun Yang	1964	Vice President and General Manager of CNOOC China Limited Zhanjiang Branch
Chenggang Duan	1963	Vice President and General Manager of CNOOC China Limited Shenzhen Branch
Fujie Sun	1965	Vice President (effective December 31, 2020)
Xiaonan Wu	1967	Joint Company Secretary and General Counsel and Compliance Officer (resigned as General Counsel and Compliance Officer in February 2021)
May Sik Yu Tsue	1973	Joint Company Secretary

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

Non-executive Directors

Dongjin Wang Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. From October 2018 to October 2019, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On April 27, 2018, Mr. Wang was appointed as a Non-executive Director of the Company. From April 27, 2018 to September 29, 2020, Mr. Wang served as a member of the Remuneration Committee of the Company. From December 5, 2018 to November 18, 2019, Mr. Wang was appointed as the Vice Chairman of the Company. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from November 18, 2019.

Yong Li Born in 1963, Mr. Li is a senior engineer. He received a Bachelor of Science degree in Petroleum Engineering from Southwest Petroleum Institute and an MBA degree from Peking University. From April 2003 to October 2005, he served as Vice General Manager of Tianjin Branch of CNOOC China Limited. From October 2005 to April 2009, he served as Executive Vice President of China Oilfield Services Limited (“COSL”). From April 2009 to September 2010, he served as President of COSL. From September 2010 to June 2016, he served as Chief Executive Officer and President of COSL. From June 2016 to March 2017, he served as Assistant President of CNOOC, Executive Vice President of the Company, Director of Bohai Petroleum Administration Bureau and General Manager of Tianjin Branch of CNOOC China Limited. He also served as a Director of CNOOC International Limited from June 2016 to May 2017. From March 2017 to September 2020, he served as Vice President of China Petrochemical Corporation. From May 2018 to September 2020, he also served as Director of China Petroleum & Chemical Corporation. In September 2020, Mr. Li served as Director and President of CNOOC. Mr. Li has been appointed as the Vice Chairman of the Board, a Non-executive Director and a member of the Remuneration Committee of the Company with effect from September 29, 2020.

Dongfen Wen Born in 1964, Ms. Wen is a professor-level senior accountant. She received a Bachelor of Economics Degree in Business Management from Shanxi Finance and Economics College. She served as Deputy Director of Financial Planning Department of China Petrochemical Corporation (“Sinopec Group”), Deputy Director of Financial Department of Sinopec Group and Director of Financial Department of Sinopec Group. From May 2012 to December 2015, she also served as Chairwoman of Shengjun International Investment Limited. From December 2015 to July 2016, she served as Financial Director and Director of Financial Department of China Petroleum & Chemical Corporation. Since July 2016, she has been serving as Chief Accountant of CNOOC. From August 2016 to August 2017, she also served as Chairwoman of CNOOC International Financial Leasing Co., LTD. From August 2016 to February 2018, she also served as Chairwoman of CNOOC Finance Corporation Limited and CNOOC Insurance Limited. From August 2016 to May 2018, she also served as Chairwoman of Zhonghai Trust Co., Ltd. Ms. Wen was appointed as a Non-executive Director of the Company with effect from April 27, 2020.

Executive Directors

Keqiang Xu Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. From March 2017 to February 2020, Mr. Xu served as a Vice President of CNOOC. From February 25, 2020, Mr. Xu has been appointed as a Director of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman and a Director of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. From May 2018 to April 2020, Mr. Xu served as the General Manager of CNOOC China Limited. Mr. Xu was appointed as an Executive Director of the Company with effect from April 18, 2017, and was appointed as the President of the Company from April 2017 to March 2020. He has been appointed as the Chief Executive Officer of the Company with effect from November 19, 2019.

Guangjie Hu Born in 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”) from August 2008 to October 2018, including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company and General Manager of Northwest Petroleum Bureau Co., Ltd. From October 2018 to March 2020, he served as an Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. In April 2020, Mr. Hu was appointed as the General Manager of CNOOC China Limited, a subsidiary of the Company. In November 2020, Mr. Hu was appointed as a Director of CNOOC China Limited. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from March 20, 2020, and he serves as the Chief Safety Official of the Company since September 29, 2020.

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

Lawrence J. Lau Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited sixteen books, including The China-U.S. Trade War and Future Economic Relations, and published more than 210 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee Currency Board Subcommittee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road and Greater Bay Area Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007 and awarded the Gold Bauhinia Star in 2011 by the Government of the Hong Kong Special Administrative Region. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, the Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited and Semiconductor Manufacturing International Corporation, and served as an independent non-executive director from December 2014 to May 2020 of Hysan Development Company Limited, all listed on the Hong Kong Stock Exchange. He also serves as an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from August 31, 2005.

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

Zhi Zhong Qiu Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu has served as an independent non-executive director and chairman of the nomination committee of Sinochem Energy Co., Ltd since November 2020. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world’s “50 Most Wanted in Finance” and “World's 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an independent non-executive director and a member of the Nomination Committee of the Company with effect from May 7, 2019.

Other Members of Senior Management

Yuhong Xie Born in 1961, Mr. Xie is an Executive Vice President and the Chief Safety Official of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Nanhai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Nanhai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Nanhai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Nanhai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Nanhai West Petroleum Administrative Bureau of CNOOC. From July 2015 to May 2016, he was appointed as Deputy Chief Geologist of CNOOC and Deputy Chief Geologist of the Company. From July 2015 to October 2019, he was appointed as General Manager of Exploration Department of the Company. From 2016 to September 2020, he was appointed as the Chief Geologist of CNOOC and an Executive Vice President of the Company. From May 2018 to September 2020, he was appointed as the Chief Safety Official of the Company. From September 2020, Mr. Xie resigned as Executive Vice President and Chief Safety Official of the Company.

Xinjian Cao Born in 1966, Mr. Cao is an Executive Vice President and the General Manager of CNOOC China Limited Tianjin Branch as well as a professor-level senior economist. Mr. Cao obtained a master degree of Business Administration from the University of Wales in 2003. From 1989 to 1999, Mr. Cao served as a geological delegate of the Contract Area of CNOOC Donghai Company & Caltex and the deputy manager of Exploration Department of CNOOC Donghai Company. From 1999 to 2004, he served as Exploration Manager of Exploration Department, Assistant Manager, Acting Manager and Manager of Human Resources Department of CNOOC China Limited Shanghai Branch. From 2004 to 2006, he served as Deputy Director of the CNOOC Talent Work Leading Group’s Office. From 2006 to 2013 he served as Deputy General Manager of CNOOC China Limited Shanghai Branch. From 2009 to 2013, he also served as Deputy Director of Donghai Petroleum Administration Bureau of CNOOC. From 2013 to 2017, he served as Deputy General Manager and General Manager of Human Resources Department of CNOOC and the Company. From March 2017 to February 2020, he served as the Director of Bohai Petroleum Administration Bureau of CNOOC. From March 2017, he has served as General Manager of CNOOC China Limited Tianjin Branch. From August 2017, he was appointed as an Executive Vice President of the Company. In September 2017, he was appointed as Assistant President of CNOOC.

Qinglong Xia Born in 1964, Mr. Xia is a professor-level senior engineer. He graduated from Geophysical Exploration Department of Chengdu Institute of Geology with a bachelor's degree in engineering. He graduated from Institute of Geology and Geophysics, Chinese Academy of Sciences with a PhD degree of science in solid earth geophysics. From August 1986 to November 2005, Mr. Xia successively served as assistant engineer and engineer of the Computation Centre of Bohai Oil Corporation, project manager of Bohai Oil Research Institute, an officer, chief of geophysics, deputy chief engineer (geophysical prospect) and exploration chief of the exploration department of Bohai Oil Corporation, Chief engineer (exploration) of Bohai Research Institute CNOOC Research Institute and the manager of at the Technology Department of CNOOC (China) Limited Tianjin Branch. He served as chief geologist, deputy general manager and executive deputy general manager of CNOOC (China) Limited Tianjin Branch from November 2005 to May 2016, deputy director and executive deputy director of CNOOC Bohai Petroleum Administrative Bureau from April 2013 to May 2016, and successively served as Chief Executive Officer and President, Chairman of BlueChemical Ltd. from May 2016 to December 2019. He serves as Chairman of the Board of CNOOC International Limited since December 2019 and was appointed as an Executive Vice President of the Company on March 20, 2020.

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

Yunhua Deng Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute from 1989 to 1999. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited since 2006. He served as the Deputy Director of CNOOC Research Center from 2006 to 2009. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC since 2007; and Deputy General Director of CNOOC Research Institute and Deputy Chief Manager of CNOOC Research Institute Co., Ltd. from 2009.

Yun Yang Born in 1964, Mr. Yang is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor of engineering degree in oil exploration engineering department and graduated from School of Economics and Management of Tsinghua University with an MBA degree in business administration. From September 1985 to December 1999, Mr. Yang successively serviced as assistant engineer, engineer and deputy officer of the craft room of oil production plant of Qinghai Petroleum Management Bureau, engineer and deputy head of the operation department of Nanhai West Oil Corporation, a section level officer and chief engineer of the production office of Nanhai West Oil Corporation and the manager of development and production department of CNOOC. From December 1999 to June 2007, he served as production manager of the production department of the Company. From June 2007 to May 2011, he served as the deputy general manager of CNOOC (China) Limited Shenzhen Branch and the deputy director of CNOOC Nanhai East Petroleum Administration Bureau. From May 2011 to July 2015, he served as the executive vice president of Offshore Oil Engineering Co., Ltd.. From July 2015 to December 2019, he served as the director of CNOOC Donghai Petroleum Administration Bureau, general manager of CNOOC (China) Limited Shanghai Branch and chairman of CNOOC Rongfeng Energy Co., Ltd.. He was appointed as the general manager of CNOOC (China) Limited Zhanjiang Branch in December 2019 and was appointed as a Vice President of the Company on March 20, 2020. From October 2020, he concurrently served as the general manager of CNOOC China Limited Hainan Branch.

Chenggang Duan Born in 1963, Mr. Duan is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor degree of engineering in petroleum geological exploration and graduated from China University of Petroleum with a master degree of management in management science and engineering. From August 1984 to May 2001, Mr. Duan successively served as an engineer of the exploration department and the science and technology research center, the chief engineer, deputy director of science and technology research center, deputy manager of exploration and development department of CNOOC Nanhai East Corporation. He served as the chief representative of the Chinese side of the joint management committee of the contract area, Assistant to General Manager and Deputy General Manager of CNOOC (China) Limited Shenzhen Branch from May 2001 to June 2007, Executive Vice President and President of CNOOC Southeast Asia Co., Ltd. from June 2007 to August 2012, General Manager of CNOOC Iraq Limited from August 2012 to February 2016. From February 2016 to February 2020, he served as Director of CNOOC Nanhai East Petroleum Administration Bureau. From February 2016, he served as General Manager of CNOOC (China) Limited Shenzhen Branch. He was appointed as a Vice President of the Company on March 20, 2020.

Fujie Sun Born in 1965. Mr. Sun graduated from China University of Petroleum (Beijing) with a Doctor Degree of Engineering in Oil and Gas Field Development. From July 1988 to April 1998, he serviced as Engineer of Development Office, Deputy Director of 1st Development Office, Deputy Director of Development Office and Deputy Chief Engineer and Deputy Director of Research Institute of CNOOC Bohai Company. From April 1998 to July 1999, he served as Chief Engineer of Development Department of CNOOC Bohai Company. From July 1999 to January 2002, he served as Deputy Chief Geologist of Tianjin Branch of CNOOC China Limited. From January 2002 to December 2011, he served as Chief Development Engineer, Chief Development and Design Engineer and Manager of Development and Design Department, Chief Development and Design Engineer of CNOOC Research Center, and Chief Development and Design Engineer of CNOOC Research Institute. From December 2011 to December 2013, he served as Chief Engineer of Development, Deputy General Manager and Chief Engineer of Development of Development and Production Department of the Company. From December 2013 to February 2017, he served as General Manager of Science and Technology Development Department of CNOOC and the Company. From February 2017 to December 2020, he served as Executive Deputy Director of CNOOC Consulting Center. Mr. Sun has been appointed as the Vice President of the Company with effect from December 31, 2020.

Xiaonan Wu Born in 1967, Ms. Wu is the Joint Company Secretary of the Company. Ms. Wu is an Enterprise Legal Adviser (註冊企業法律顧問) and Certified Senior Enterprise Risk Manager (註冊高級企業風險管理師). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 20 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of CNOOC and the Company. From June 2002 to February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company. From May 2016 to December 2020, Ms. Wu served as the General Manager of the Legal Department. From September 2018 to December 2020, she served as the Director of the Legal Support Center of CNOOC. From August 2018 to February 2021, Ms. Wu served as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from November 19, 2018.

Joint Company Secretaries

Xiaonan Wu

See “Item 6— Directors, Senior Management and Employees—A. Directors and Senior Management— Other Members of Senior Management —Xiaonan Wu.”

May Sik Yu Tsue Born in 1973, Ms. Tsue is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both The Chartered Governance Institute and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner's Endorsement (PE) since 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue gained The Chartered Governance Professional (CGP) qualification of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries on September 30, 2018. She volunteered on Hong Kong Management Association (HKMA) of Panel of Adjudicators HKMA Best Annual Reports Awards since 2018. She volunteered on the Hong Kong Institute of Chartered Secretaries of Committee member of Professional Development Council (PDC) since 2021 and Committee member of Company Secretaries Panel (CSP) since 2017. Ms. Tsue was appointed as a Joint Company Secretary of the Company with effect from November 25, 2008.

B.	Compensation

The aggregate amount of fees, salaries, bonus, housing allowances, other allowances and benefits in kind paid to our directors for the year ended December 31, 2020 was Rmb4,710,037 (US$721,845), while the amount paid to our other senior management for the same period was Rmb10,413,494 (US$1,595,938). In addition, under our pension plan for 2020, we set aside an aggregate amount of Rmb1,178,135 (US$180,557) for pension and similar benefits for our directors (other than independent non-executive directors) and senior management. Our directors (other than independent non-executive directors) and senior management contributed an additional Rmb490,025 (US$75,100) to the pension plan for 2020. Each director’s annual compensation, including fees, salaries, allowances, benefits in kind, pension benefits and share option benefits, is disclosed in note 9 to our consolidated financial statements included elsewhere in this annual report. Note 10 to our consolidated financial statements included elsewhere in this annual report discloses our five highest paid employees during 2020. For further details regarding share options granted to our directors, officers and employees, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership.” For further details regarding our employee compensation, see “Item 4—Information on the Company—Business Overview—Employees and Employee Benefits.”

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

The main responsibilities and authorities of our remuneration committee include making recommendations to our Board on our policy and structure of the remuneration of our directors and senior management and on the establishment of a formal and transparent procedure for developing remuneration policy, determining the service contracts and specific remuneration packages for all executive directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of directors for misconduct to ensure consistency with contractual terms, and making recommendations to our Board on the remuneration of non-executive directors and independent non-executive directors. Our remuneration committee consisted of two independent non-executive directors (Sung Hong Chiu as chairman and Aloysius Hau Yin Tse) and one non-executive director (Dongjin Wang until September 29, 2020 and Yong Li effective from September 29, 2020). Our remuneration committee charter is available on our website, www.cnoocltd.com.

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

Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual

We are incorporated under the laws of Hong Kong. The principal trading market for our ordinary shares is the Hong Kong Stock Exchange. In addition, because our ordinary shares, represented by American Depositary Shares, are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance requirements. However, certain of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in Hong Kong in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers. We set forth below a brief summary of such significant differences.

1. Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. As of March 31, 2021, four of our nine directors were independent non-executive directors.

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

As of the date of this annual report, all of the options that were granted but not exercised have expired and none of our directors and employees holds any options under our share option schemes.

Name of Grantee	Number of shares involved in the options outstanding as of January 1, 2020	Number of shares involved in the options outstanding as of March 31, 2021	Date of Grant	Date of Expiration(1)	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)
Director:	—	—	—	—	—	—
Other Employees In Aggregate:
	27,030,000	—	May 20, 2010	May 20, 2020	12.22	12.696
Total	27,030,000	—

(1)	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

For the year ended December 31, 2020, no share options granted under our share option schemes were exercised. For the period from January 1, 2020 to March 31, 2021, no share options were exercised.

As of December 31, 2020, we had no share options outstanding under our share option schemes.

For further details about our share option schemes, see notes 10 and 30 to our consolidated financial statements included elsewhere in this annual report.

As of March 31, 2021, none of our directors or employees owned 1% or more of our shares including the shares underlying the share options granted as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the ownership of our outstanding shares by major shareholders as of March 31, 2021.

Shareholder	Number of Shares Owned	Percentage
CNOOC(1)	29,026,607,273	65.01%

(1)	Includes both the shares owned by CNOOC directly and the shares owned by CNOOC indirectly through its wholly owned subsidiaries, CNOOC (BVI) Limited and Overseas Oil & Gas Corporation, Ltd.

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

As of March 31, 2021, 1,193,562 ADSs, representing approximately 0.27% of our then outstanding shares, were held of record in the form of ADSs. At such date, the number of registered ADS holders in the United States was 45.

B.	Related Party Transactions

Overview

We regularly enter into transactions with related parties, including CNOOC and its associates. Since CNOOC indirectly and directly owns an aggregate of approximately 65.01% of our outstanding shares, some of these transactions constitute connected transactions under the Hong Kong Stock Exchange Listing Rules, and are regulated by the Hong Kong Stock Exchange.

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

Categories of Continuing Connected Transactions

As we are controlled by CNOOC, transactions with CNOOC, and its associates are deemed to be related party transactions. The continuing connected transactions defined in Chapter 14A of the Hong Kong Stock Exchange Listing Rules in respect of items listed below also constitute related party transactions. We entered into a comprehensive framework agreement with CNOOC on November 1, 2019 for the provision (1) by us to CNOOC and/or its associates and (2) by CNOOC and/or its associates to us, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2020. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on November 15, 2016, with more details about the pricing principles. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2020 were approved by our independent shareholders on November 21, 2019. The approved continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its associates to us:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of sales, management and ancillary services

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

The continuing connected transactions referred to in paragraph 1(c)-1(d) above provided by CNOOC to the Company, on the basis of the above pricing principle, are based on government-prescribed price or market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph 1(e) on the basis of the above pricing principle, are unanimously determined with the subsidiaries of CNOOC which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph 2 above provided by the Company to CNOOC on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price (as defined in the comprehensive framework agreement).

Disclosure and/or Independent Shareholders’ Approval Requirements

Under the Hong Kong Stock Exchange Listing Rules, the following categories of continuing connected transactions are exempted from the independent shareholders’ approval requirement but are subject to the announcement, annual report and annual review requirements or all the connected transaction requirements set out in the Hong Kong Stock Exchange Listing Rules, because each of the percentage ratios for these categories under the Hong Kong Stock Exchange Listing Rules (other than the profits ratio), where applicable, is expected to be less than 5% on an annual basis:

(a)  Provision of sales, management and ancillary services by CNOOC and/or its associates to us;

(b)  FPSO vessel leases from CNOOC and/or its associate to us; and

(c)  Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates.

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

(d)   Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(e)   Long-term sales of natural gas and liquefied natural gas.

We obtained independent shareholders’ approval at the extraordinary general meetings held on November 21, 2019 for the renewal of the non-exempt continuing connected transactions and relevant annual caps for the period from January 1, 2020 to December 31, 2022, respectively. The annual caps for our continuing connected transactions with CNOOC and/or its associates are specified as follows:

Categories of Continuing Connected Transactions	Relevant Annual Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to us

(a) Provision of exploration and support services	For the three years ended December 31, 2022, Rmb 13,892 million, Rmb 14,811 million and Rmb 15,444 million respectively
(b) Provision of oil and gas development and support services	For the three years ended December 31, 2022 Rmb 49,083 million, Rmb 48,857 million and Rmb 58,536 million, respectively
(c) Provision of oil and gas production and support services	For the three years ended December 31, 2022, Rmb 18,815 million, Rmb 20,651 million and Rmb 22,778 million, respectively

Categories of Continuing Connected Transactions	Relevant Annual Caps

(d) Provision of sales, management and ancillary services	For the three years ended December 31, 2022, Rmb 2,773 million, Rmb 3,004 million and Rmb 3,231 million, respectively
(e) FPSO vessel leases	For the three years ended December 31, 2022, Rmb 1,663 million, Rmb 1,394 million and Rmb 1,316 million, respectively
Provision of management, technical, facilities and ancillary services, including the supply of materials from us to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates	For the three years ended December 31, 2022, Rmb 100 million, Rmb 100 million and Rmb 100 million, respectively
Sales of petroleum and natural gas products by us to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ended December 31, 2022, Rmb 229,990 million, Rmb 250,736 million and Rmb 278,819 million, respectively
(b) Long-term sales of natural gas and liquefied natural gas	For the three years ended December 31, 2022, Rmb 28,270 million, Rmb 38,509 million and Rmb 51,642 million, respectively

A detailed discussion of significant connected transactions entered into in the ordinary course of business between us and our related parties during 2020 and the balances arising from connected transactions at the end of 2020 is included in note 32 to our consolidated financial statements included elsewhere in this annual report.

The non-exempt continuing connected transactions for the year ended December 31, 2020 to which any member of us was a party were entered into by us:

(i)  in the ordinary and usual course of our business;

(ii)  on normal commercial terms or better; and

(iii)  in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of our Company as a whole.

We confirmed that the annual amount of each category of the non-exempt continuing connected transactions for the year ended December 31, 2020 did not exceed the applicable annual caps; and we have complied with other relevant provisions of the Hong Kong Stock Exchange Listing Rules in relation to each category of the non-exempt continuing connected transactions.

Transactions with CNOOC Finance Corporation Limited

On November 21, 2019, we entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), our 31.8% owned affiliate and a subsidiary of CNOOC, pursuant to which CNOOC Finance provides a range of financial services as may be required and requested by the Company, for a term of three years from January 1, 2020 to December 31, 2022. The Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement entered into by the Company on December 1, 2016. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits and interest (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Company with CNOOC Finance should not exceed Rmb 23.5 billion for the period from January 1, 2020 to December 31, 2022.

We confirmed that the maximum daily outstanding balance of deposits and interest (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by us with CNOOC Finance did not exceed Rmb 23.5 billion for the period from January 1, 2020 to December 31, 2020.

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

Legal Proceedings

As at December 31, 2020, we were not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against us so far as we are aware.

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

In 2018, we declared and paid dividends totaling Rmb 23,523 million. In 2019, we declared and paid dividends totaling Rmb 28,973 million. In 2020, we declared and paid dividends totaling Rmb 25,851 million (US$3,961.8 million). The amount of dividends we paid historically is not indicative of the dividends that we will pay in the future.

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

For the years ended December 31, 2018, 2019 and 2020, CNOOC China Limited made the following appropriations to the statutory reserves:

	For the year ended December 31, 2018		For the year ended December 31, 2019		For the year ended December 31, 2020
	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)	Percentage of Net Profits	Rmb (in millions)
Reserve fund	—	—	—	—	—	—
Staff and workers’ bonus and welfare fund	—	—	—	—	—	—
Safety fund	1.1%	667.3	1.0%	630.0	2.6%	643.0

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

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

We listed our shares on the Hong Kong Stock Exchange in February 2001 under the stock code “00883”, our ADSs on the New York Stock Exchange in February 2001 under the symbol “CEO”, and our ADSs on the Toronto Stock Exchange in September 2013 under the symbol “CNU”.

On February 26, 2021, the NYSE posted on its website a news release stating that the NYSE Regulation has determined to commence proceedings to delist our ADSs, on the basis that we are no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D in light of the Executive Order 13959 – “Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies” signed by the President of the United States of America on November 12, 2020 (as amended on January 13, 2021) and updated guidance provided by the Office of Foreign Assets Control of the U.S. Department of the Treasury in General License 1A and frequently asked questions 879 issued on January 27, 2021. The NYSE suspended trading in our ADSs at 4:00 a.m. (Eastern Standard Time) on March 9, 2021. On March 10, 2021 (Eastern Standard Time), we filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE (the “Committee”). If the Committee decides that our ADSs should be removed from listing, the NYSE will apply to the SEC to delist the ADSs upon completion of all applicable procedures.

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

A portion of our Renminbi revenue may need to be converted into other currencies by our wholly owned principal operating subsidiary in the PRC to meet our substantial requirements for foreign currency, including: debt service on foreign currency denominated debt, overseas acquisitions of oil and gas properties, purchases of imported equipment, and payment of dividends declared in respect of shares held by international investors. Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, are subject to the approval requirements of the State Administration for Foreign Exchange. For more information on foreign exchange rates, hedging activities and related foreign exchange risks, see “Item 11—Qualitative and Quantitative Disclosures about Market Risk.”

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of ADSs or shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ADSs or shares. This discussion does not address any alternative minimum tax considerations or the potential application of the Medicare contribution tax to “net investment income” of non-corporate U.S. Holders. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for U.S. federal income tax purposes and does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders that are subject to special rules, such as:

·	certain financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding ADSs or shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

·	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

·	persons that own or are deemed to own 10% or more of our stock, by vote or value;

·	persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

·	persons holding our ADSs or shares in connection with a trade or business conducted outside of the United States.

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

As described in “Item10—Taxation—The PRC,” we are regarded as a CRE pursuant to the provisions of the New EIT Law and the Notice. Accordingly, dividends paid with respect to our ordinary shares or ADSs generally will be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, any PRC income taxes withheld from dividends on ADSs or shares (in the case of a U.S. Holder that is eligible for the benefits of the PRC Treaty, at a rate not exceeding the rate provided by the PRC Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. Where a U.S. Holder is eligible for the benefits of the PRC Treaty, PRC taxes withheld in excess of the rate applicable under the PRC Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As described in “Item10—Taxation —The PRC,” gains from dispositions of our ADSs or shares may be subject to PRC tax. A U.S. Holder’s amount realized would include the gross amount of the disposition proceeds before any withholding or deduction of PRC tax. Although under the Code any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the PRC Treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. The rules governing foreign tax credits are complex and the creditability of foreign taxes is subject to limitations. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the PRC Treaty and the creditability or deductibility of any PRC tax paid with respect to dispositions in their particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. In general, a non-U.S. company will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, and since there are uncertainties in the manner of application of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year.

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

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. China adopted a managed floating exchange rate approach based on market supply and demand and with reference to a basket of currencies. From January 1, 2020 to December 31, 2020, Rmb has appreciated by approximately 6.92% against the US dollars.

Management has assessed our exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2020 and 2019. Based on management's assessment at December 31, 2020, a 5% strengthening/weakening of Rmb against US dollars would have increased/decreased the profit for the year of the Group by 0.35% (2019: 0.04%) and the equity of the Group by 0.51% (2019: 0.47%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2019.

The appreciation of Renminbi against U.S. dollar may have the following impact on us:

·	Our oil and gas sales may decrease, because the benchmark oil and gas prices are usually in U.S. dollars;

·	Our cost for imported equipment and materials will decrease, because most of these costs are denominated in U.S. dollars; and

·	Our debt repayment burden will decrease, since most of our debt is denominated in U.S. dollars.

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

As of December 31, 2020, the interest rates for 91.4% of our outstanding debts were fixed. The term of the weighted average balance was approximately 8.57 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. We do not currently engage in any interest rate hedging activities.

As of December 31, 2020, the interest rates for 91.4% of our total outstanding long-term debts were fixed. The following table sets forth additional information about the expected maturity dates of our outstanding long-term debt (including the current portion) as of December 31, 2020.

	2021	2022	2023	2024	2025	2026 and after	Total	Fair value as of December 31, 2020
	(Rmb in millions, except percentages)
Long-term loans, including current portion
Floating rate	219.9	287.9	326.0	376.6	412.7	9,616.2	11,239.3	11,266.6
Interest rate- Tangguh	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%	Libor + 0.19%~0.335%
Interest rate- Tangguh III	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%	Libor + 1.37%~3.45%
Interest rate- Arctic LNG2	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%	EURIBOR+ 1.20%
Interest rate- CUCBM	LPR-0.60%	LPR-0.60%	LPR-0.60%	LPR-0.60%	LPR-0.60%	LPR-0.60%
Long-term guaranteed notes, including current portion
Fixed rate	9,787.5	9,787.5	15,986.2	14,681.3	13,050.0	55,723.5	119,016.0	136,997.7
Average interest rate	4.49%	4.53%	4.71%	4.89%	5.14%	5.28%

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

Item 12 Description of Securities other than equity securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Payments Received by Foreign Private Issuer

The Depositary has agreed to reimburse certain company expenses related to our ADS program and incurred by us in connection with the program. The Depositary reimbursed us, or paid amounts on our behalf to third parties, or waived our fees and expenses, of US$535,344.42 for the year ended December 31, 2020.

Direct Payments

The table below sets forth the types of expenses that the Depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2020 that were reimbursed:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2020 (US$)(1)
ADR training expenses	$65,556.66
Directors & Officers Liability insurance fees	$469,787.76
Total	$535,344.42

(1)	Includes the 30% withholding tax paid to the U.S. government.

Indirect Payments

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the Depositary waived or paid directly to third parties relating to the year ended December 31, 2020:

Category of Expenses	Amount Reimbursed for Fiscal Year Ended December 31, 2020 (US$)
Fees waived	150,000

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2020, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act).

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective.

(c)  Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears on page F-6.

(d)  Changes in Internal Control over Financial Reporting

An internal shared finance service made was implemented to cover ten subsidiaries, as well as new IT systems being introduced to support such shared service. Our management carefully identified the changes in reporting process, standardized new internal control matrix in corresponding to the environment change, and concluded that no significant and/or material deficiencies in our internal control over financial reporting occurred during the year ended December 31, 2020 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Aloysius Hau Yin Tse has been designated by our Board as an audit committee financial expert. Mr. Tse is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Ethics in 2003 to provide guidelines to our senior management and directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of our assets as well as reporting requirements. As part of the continued efforts to improve our corporate governance standards, our Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements were Rmb54.1 million for 2019 and Rmb55 million (US$8.4 million) for 2020.

Audit-Related Fees

The aggregate fees billed for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees” were Rmb8.2 million for 2019 and Rmb7.8 million (US$1.2 million) for 2020.

Tax Fees

The aggregate fees billed for professional service rendered by the principal accountant for tax compliance, tax advice and tax planning were Rmb2.1 million for 2019 and Rmb0.04 million (US$0.006 million) for 2020.

All Other Fees

The aggregate fees billed for professional services rendered by our principal accountant for risk management advisory services and information systems reviews were Rmb0.25 million for 2019 and Rmb0.23 million (US$0.035 million) for 2020.

There are no other fees payable to our principal accountant for products and/or services provided by our principal accountant, other than the services reported above, for the financial year ended December 31, 2019 and for the financial year ended December 31, 2020.

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

During 2020, all fees for audit-related services, tax services and all other services paid to our principal accountant were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16f. Change in Registrant’s Certifying Accountant

On March 25, 2021, our Board resolved, as recommended by our audit committee, to propose change in our independent registered public accounting firm, Deloitte Touche Tohmatsu, after the completion of the audit of the consolidated financial statements for the year ended December 31, 2020, with effect from the conclusion of our forthcoming 2020 annual general meeting to be held on May 21, 2021, due to the requirements of the Ministry of Finance of the PRC and the State-owned Assets Supervision and Administration Commission of the State Council of the PRC in respect of the term of office of the auditors. As a result, we have reached a mutual understanding with Deloitte Touche Tohmatsu on the non-renewal of its appointment.

The reports of Deloitte Touche Tohmatsu on our consolidated financial statements for the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through April 22, 2021, there were no disagreements with Deloitte Touche Tohmatsu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Touche Tohmatsu, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 22, 2021, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Deloitte Touche Tohmatsu and requested that Deloitte Touche Tohmatsu furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte Touche Tohmatsu addressed to the SEC, dated April 22, 2021, is filed as Exhibit 15.12 to this annual report.

On March 25, 2021, our Board resolved, as recommended by our audit committee, to propose to appoint Ernst & Young as our independent registered public accounting firm, which is subject to the approval of shareholders at our forthcoming 2020 annual general meeting and with effect from the conclusion of such annual general meeting. During the two most recent fiscal years and through April 22, 2021, neither we nor anyone on our behalf consulted Ernst & Young either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Ernst & Young or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16g. Corporate Governance

See “Item 6—Directors, Senior Management and Employees—Board Practice—Summary of Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages beginning on page F-1 following Item 19.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1	Articles of Association of the Registrant, as amended in 2009, incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
1.2	Memorandum of Association of the Registrant, incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862) and Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on March 30, 2012 (File number: 1-14966).
2.1	Registrant’s Specimen Certificate for Ordinary Shares, incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for fiscal year 2019 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.2	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.3	Form of Amendment No. 2 to Deposit Agreement, incorporated by reference to Exhibit (a)(3) to From F-6 (File No. 333-210253) filed with the Securities and Exchange Commission on March 17, 2016.
2.4	Form of Indenture, incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for fiscal year 2002 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.5	Trust Deed dated December 15, 2004 among CNOOC Limited, CNOOC Finance (2004) Limited and J.P. Morgan Corporate Trustee Services Limited, incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F for fiscal year 2004 filed with the Securities and Exchange Commission (File Number: 1-14966).
2.6	Indentures dated January 26, 2011 among CNOOC Finance (2011) Limited, as Issuer, CNOOC Limited, as Guarantor, and The Bank of New York Mellon, as Trustee*.

* Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

2.7	Indentures dated May 2, 2012 among CNOOC Finance (2012) Limited, as Issuer, CNOOC Limited, as Guarantor, Citicorp International Limited, as Trustee, Citibank, N.A., London Brach, as Paying Agent, and Citigroup Global Markets Deutschland AG, as Registrar*.
2.8	Fourth Supplemental Indenture dated March 22, 2013 to the Senior Debt Indenture dated May 4, 2007 among CNOOC Limited, Deutsche Bank Trust Company Americas and Nexen Inc., incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.9	Seventh Supplemental Indenture dated March 22, 2013 to the Trust Indenture dated April 28, 1998 among CNOOC Limited, CIBC Mellon Trust Company, The Bank of New York Mellon and Nexen Inc., incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on March 22, 2013 (File number: 1-14966).
2.10	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on May 1, 2013 (File number: 333-188261).
2.11	Form of 1.125% Guaranteed Note due 2016, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.12	Form of 1.750% Guaranteed Note due 2018, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.13	Form of 3.000% Guaranteed Note due 2023, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.14	Form of 4.250% Guaranteed Note due 2043, incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on May 9, 2013 (File number: 1-14966).
2.15	Form of Indenture among CNOOC Nexen Finance (2014) ULC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form F-3 filed with the Securities and Exchange Commission on April 22, 2014 (File number: 333-188261).
2.16	Form of 1.625% Guaranteed Note due 2017, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).
2.17	Form of 4.250% Guaranteed Note due 2024, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).
2.18	Form of 4.875% Guaranteed Note due 2044, incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on May 1, 2014 (File number: 1-14966).

2.19	Form of Indenture among CNOOC Finance (2015) Australia Pty Ltd, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No.2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261).
2.20	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission on April 27, 2015 (File number: 333-188261).
2.21	Form of 2.625% Guaranteed Note due 2020, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.22	Form of 3.500% Guaranteed Note due 2025, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.23	Form of 4.200% Guaranteed Note due 2045, incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on May 5, 2015 (File number: 1-14966).
2.24	Form of Indenture among CNOOC Finance (2015) U.S.A. LLC, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.1 to Form F-3 filed with the Securities and Exchange Commission on April 20, 2018 (File number: 333-224357).
2.25	Form of 2.875% Guaranteed Note due 2029, incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on September 30, 2019 (File number: 001-14966).
2.26	Form of 3.300% Guaranteed Note due 2049, incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on September 30, 2019 (File number: 001-14966).
2.27	Form of Indenture among CNOOC Finance (2013) Limited, CNOOC Limited and The Bank of New York Mellon, incorporated by reference to Exhibit 4.3 to Form F-3 filed with the Securities and Exchange Commission on September 20, 2019 (File number: 333-224357).
2.28	Description of Securities registered under Section 12 of the Exchange Act, incorporated by reference to Exhibit 2.28 to our Annual Report on Form 20-F for fiscal year 2019 filed with the Securities and Exchange Commission (File number: 1-14966).
4.1	The Asset Swap Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.2	The Asset Allocation Agreement dated July 20, 1999 between CNOOC and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.3	The Reorganization Agreement dated September 13, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.4	Form of the Equity Transfer Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.5	Form of the Transfer Agreement dated October 1, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the 37 PSCs and one geophysical exploration agreement, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.6	Form of Equity Transfer Agreement between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited regarding the transfer of the rights and obligations under Joint Venture Contract of Shanghai Petroleum and Natural Gas Company Limited dated July 28, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.7	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated December 22, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.8	Transfer Agreement dated September 9, 1999 between CNOOC and Offshore Oil Company Limited regarding the transfer of the rights and obligations of CNOOC under the Natural Gas Sale and Purchase Contract dated November 7, 1992 to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.9	Transfer Agreement dated September 9, 1999 among CNOOC, Offshore Oil Company Limited, the four PRC subsidiaries and CNOOC’s affiliates regarding the transfer of the rights and obligations of the technical services agreements to Offshore Oil Company Limited, incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.10	Nanshan Terminal Leasing Agreement dated September 9, 1999 between CNOOC, Hainan China Oil and Offshore Natural Gas Company and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.11	Trademark License Agreement dated September 9, 1999 between CNOOC, Offshore Oil Company Limited and CNOOC Limited, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.12	Trademark License Agreement dated September 9, 1999 between China Offshore Oil Marketing Company, CNOOC Limited and Offshore Oil Company Limited, incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.13	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.14	Trademark License Agreement between CNOOC, CNOOC Limited and CNOOC China Limited, incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for fiscal year 2008 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.15	Property Leasing Agreement dated September 9, 1999 between Wui Hai Enterprise Company Limited and Offshore Oil Company Limited in respect of the office premises at 6th, 7th and 8th Floors, CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing, incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.16	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Western South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 9th Floors, Nantiao Road, Potou District Zhangjiang, Guangdong, incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.17	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the office premises at 1st to 7th Floors and 9th Floor, 2-37 He Kou Jie, Tanggu District, Tianjin, incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.18	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil East China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 20th, 22nd and 23rd Floors, 583 Ling Ling Road, Shanghai, the PRC, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.19	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Eastern South China Sea Corporation and Offshore Oil Company Limited in respect of the office premises at 3rd Floor and 6th to 11th Floors, 1 Second Industrial Road, Shekou, Shenzhen, the PRC, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.20	Property Leasing Agreement dated September 9, 1999 between China Offshore Oil Bohai Corporation and Offshore Oil Company Limited in respect of the Chengbei Warehouse, Chengbei Road, Tanggu District, Tianjin City, the PRC, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.21	Property Leasing Agreement dated September 9, 1999 between Overseas Oil & Gas Corporation, Ltd. and China Offshore Oil (Singapore) International Pte Ltd in respect of the residential premises at 10-01 and 17-002 Aquamarine Tower, 50 Bayshore Road, 13-05 Jade Tower, 60 Bayshore Road, Singapore, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.22	Suizhong Pier Agreement dated September 9, 1999 between Offshore Oil Company Limited and China Offshore Bohai Corporation, incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).

4.23	Form of Novation Agreement among CNOOC, CNOOC China Limited, the Banks and other financial institution and the Fuji Bank Limited Hong Kong Branch, as agent, in respect of the transfer of the US$110 million syndicated loan, incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.24	Form of the Undertaking Agreement between CNOOC and CNOOC Limited, incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.25	Form of Pre-Global Offering Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.26	Form of Share Option Scheme for the Senior Management of CNOOC Limited, incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.27	CNOOC Limited Share Option Scheme adopted on December 31, 2005, incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.28	Subscription Agreement dated March 17, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.29	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hutchison International Limited, incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.30	Subscription Agreement dated May 31, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd. and Hong Kong Electric Holdings Limited, incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.31	Subscription Agreement dated June 28, 2000 among CNOOC Limited, CNOOC (BVI) Limited, Overseas Oil & Gas Corporation, Ltd., et al., incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.32	Corporation Placing Agreement dated February 6, 2001 among CNOOC Limited, China National Offshore Oil Corporation, Shell Eastern Petroleum (Pte) Limited and Merrill Lynch Far East Limited, incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission (File Number: 333-10862).
4.33	Equity Transfer Agreement dated September 5, 2003 between CNOOC China Limited and CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).

4.34	Framework Agreement dated April 8, 2004 with CNOOC Finance Corporation Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F for fiscal year 2003 filed with the Securities and Exchange Commission (File Number: 1-14966).
4.35	Framework Agreement dated December 8, 2005 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.36	Framework Agreement dated December 8, 2005 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.37	Framework Agreement dated December 8, 2005 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.38	Sale and Purchase Agreement, dated January 8, 2006 between CNOOC Exploration & Production Limited and South Atlantic Petroleum Limited (certain statements, marked with an asterisk in brackets [*], have been omitted from this agreement pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and the omitted materials have been filed separately in paper form with the Securities and Exchange Commission), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2005 filed with the Securities and Exchange Commission (File number: 1-14966).
4.39	Framework Agreement dated November 8, 2007 with China BlueChemical Ltd. (Summary Translation), incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.40	Framework Agreement dated November 8, 2007 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.41	Framework Agreement dated November 8, 2007 with China Oilfield Services Limited (Summary Translation), incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.42	Framework Agreement dated November 8, 2007 with Offshore Oil Engineering Co., Ltd. (Summary Translation), incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F for fiscal year 2007 filed with the Securities and Exchange Commission (File number: 1-14966).
4.43	Framework Agreement dated November 1, 2010 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F for fiscal year 2010 filed with the Securities and Exchange Commission (File number: 1-14966).
4.44	Arrangement Agreement dated July 23, 2012 among CNOOC Limited, CNOOC Canada Holding Ltd. and Nexen Inc., incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F for fiscal year 2012 filed with the Securities and Exchange Commission (File number: 1-14966).

4.45	Framework Agreement dated November 6, 2013 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F for fiscal year 2014 filed with the Securities and Exchange Commission (File number: 1-14966).
4.46	Framework Agreement dated November 15, 2016 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.47	Framework Agreement dated December 1, 2016 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F for fiscal year 2016 filed with the Securities and Exchange Commission (File number: 1-14966).
4.48	Framework Agreement dated November 1, 2019 with CNOOC (Summary Translation), incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F for fiscal year 2019 filed with the Securities and Exchange Commission (File number: 1-14966).
4.49	Financial Services Framework Agreement dated November 21, 2019 with CNOOC Finance (Summary Translation), incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F for fiscal year 2019 filed with the Securities and Exchange Commission (File number: 1-14966).
8.1	List of Subsidiaries.
10.1	Letter from CNOOC Limited dated May 23, 2002 regarding receipt of certain representations from Arthur Andersen & Co pursuant to the requirements of the Securities and Exchange Commission, incorporated by reference to Exhibit 10 to our annual report on Form 20-F for fiscal year 2001 filed with the Securities and Exchange Commission (File Number: 1-14966).
11.1	Code of Ethics for Directors and Senior Officers, as amended in 2020.
12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Sarbanes-Oxley Act of 2002 Section 906 Certification furnished to (not filed with) the Securities and Exchange Commission.
15.1	2020 Reserves Report of Ryder Scott Company, L.P. (Certain Leasehold Interests and Certain Production Sharing Contracts).
15.2	2020 Reserves Report of Ryder Scott Company, L.P. (Pan American Energy SL).
15.3	2020 Reserves Report of Ryder Scott Company, L.P. (Certain Leasehold and Royalty Interests).
15.4	2020 Reserves Report of RPS.
15.5	2020 Reserves Audit Report of DeGolyer and MacNaughton.
15.6	2020 Reserves Audit Report of McDaniel & Associates Consultants Ltd.
15.7	Consent from Ryder Scott Company, L.P.
15.8	Consent from RPS.
15.9	Consent from McDaniel & Associates Consultants Ltd.
15.10	Consent from DeGolyer and MacNaughton.
15.11	Consent from Deloitte Touche Tohmatsu.
15.12	Letter from Deloitte Touche Tohmatsu.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNOOC Limited

By:	/s/ Xiaonan Wu
	Name:	Xiaonan Wu
	Title:	Joint Company Secretary

Date: April 22, 2021

CNOOC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNOOC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CNOOC Limited and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2021 expressed an unqualified opinion on the Company's internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment and provision; Depreciation, depletion and amortization-The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties' impairment testing and depreciation, depletion and amortization charges — Refer to Notes 3 and 14 to the consolidated financial statements

Critical Audit Matter Description

The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties' impairment testing and depreciation, depletion and amortization charges. For the year ended December 31, 2020, oil and gas properties' impairment and provision, depreciation, depletion and amortization of RMB6,697 million and RMB51,816 million respectively were recognized.

We identified the estimation of oil and gas reserves as a critical audit matter because of the significant judgments made by management in assessing quantities of reserves. This required extensive audit effort and a high degree of auditor judgment, when performing audit procedures to evaluate the reasonableness of management’s assessment.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures related to the estimation of oil and gas reserves included the following, among others:

·	We tested the effectiveness of controls over reserves estimation and review process.

·	We evaluated whether the methodology adopted by the Company’s internal and external reserve specialists to estimate oil and gas reserves was consistent with recognized industry standards.

·	We evaluated the competence and objectivity of the reserve specialists to assess whether they were appropriately qualified to carry out the estimation of oil and gas reserves.

·	We compared the Company’s oil and gas reserves volumes at December 31, 2020 to that at December 31, 2019, and performed corroborative inquires of the reserve specialists and management as to the reason for any significant changes.

·	We tested whether the updated estimation of oil and gas reserves was included appropriately in the Company’s consideration in oil and gas properties' impairment testing and depreciation, depletion and amortization charges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Impairment and provision-Determination of the recoverable amount of the oil and gas properties — Refer to Notes 3 and 14 to the consolidated financial statements

Critical Audit Matter Description

We identified the determination of the recoverable amount of the oil and gas properties, where an indication of impairment exists, as a critical audit matter. The Company used the discounted cash flow model (“DCF”) to estimate the recoverable amounts, which require management to make significant estimates and assumptions related to estimated future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rates applied. Changes in these assumptions could have a significant impact on the amount of any impairment charge.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures in relation to the determination of the recoverable amount of oil and gas properties included:

·	We tested the effectiveness of controls over oil and gas properties' impairment assessment processes.

·	We examined the methodology used in management's determination of the recoverable amount of oil and gas properties.

·	We assessed the key assumptions and estimations used in the DCF in management’s determination of the recoverable amount, including:

·	Checked the estimated future oil and gas prices by comparing with forecasted prices derived from third parties and the Company’s internal oil and gas prices forecasts.

·	Assessed the future production estimates, estimated future capital expenditures and estimated future operating expenses by comparing with prior year estimates, and with corresponding data from reserve reports prepared by the Company’s internal and external reserve specialists.

·	Evaluated the competence and objectivity of the internal and external reserve specialists and performing procedures to assess the reliability of data provided to the external reserve specialists.

·	We involved our valuation specialists to assess the reasonableness of the discount rates used by management.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2021

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNOOC Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CNOOC Limited and subsidiaries (the "Company") as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated March 25, 2021 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

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

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2021

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts expressed in millions of Renminbi/US$, except per share data)

	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$

REVENUE
Revenue recognized from contracts with customers
Oil and gas sales	5	186,557	197,173	139,601	21,395
Marketing revenues	5	35,830	30,867	12,131	1,859
Other revenue		5,324	5,159	3,640	558

		227,711	233,199	155,372	23,812

EXPENSES
Operating expenses		(24,388)	(24,735)	(24,240)	(3,715)
Taxes other than income tax	11 (ii)	(9,141)	(9,156)	(7,200)	(1,103)
Exploration expenses		(13,135)	(12,342)	(5,601)	(858)
Depreciation, depletion and amortization	7	(50,838)	(57,699)	(52,306)	(8,016)
Special oil gain levy	11 (iii)	(2,599)	(894)	(79)	(12)
Impairment and provision	7, 14	(666)	(2,094)	(5,199)	(797)
Crude oil and product purchases		(33,558)	(29,040)	(11,671)	(1,789)
Selling and administrative expenses		(7,429)	(8,062)	(8,821)	(1,352)
Others		(5,790)	(4,982)	(3,866)	(592)

		(147,544)	(149,004)	(118,983)	(18,234)

PROFIT FROM OPERATING ACTIVITIES		80,167	84,195	36,389	5,578

Interest income	7	798	1,067	1,473	226
Finance costs	8	(5,162)	(5,865)	(6,190)	(949)
Exchange (losses)/gains, net		(141)	(213)	445	68
Investment income	7	3,685	4,632	2,978	456
Share of profits of associates	17	406	459	171	26
(Loss)/profit attributable to a joint venture	18	(5,593)	543	(803)	(123)
Other income, net		997	831	444	68

PROFIT BEFORE TAX	7	75,157	85,649	34,907	5,350
Income tax expense	11 (i)	(22,482)	(24,604)	(9,951)	(1,525)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		52,675	61,045	24,956	3,825

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		8,638	2,848	(11,983)	(1,836)
Share of other comprehensive income/(expense) of associates		16	25	(85)	(13)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income	19 (ii)	278	(1,167)	(1,040)	(159)
Others		80	(133)	(128)	(20)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR, NET OF TAX		9,012	1,573	(13,236)	(2,028)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		61,687	62,618	11,720	1,797

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	12	1.18	1.37	0.56	0.09
Diluted (RMB Yuan)	12	1.18	1.37	0.56	0.09

Details of the dividends proposed and paid for the year are disclosed in note 13 to the consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

(All amounts expressed in millions of Renminbi/US$)

	Notes	2019	2020	2020
		RMB	RMB	US$

NON-CURRENT ASSETS
Property, plant and equipment	14	440,554	446,668	68,455
Right-of-use assets	15	9,179	9,161	1,404
Intangible assets	16	16,306	15,129	2,319
Investments in associates	17	24,513	23,544	3,608
Investment in a joint venture	18	20,977	18,822	2,885
Debt investment		1,618	3,620	555
Equity investments	19(i), 36	2,936	1,829	280
Deferred tax assets	11 (i)	25,992	27,751	4,253
Other non-current assets	20	9,721	11,360	1,741

Total non-current assets		551,796	557,884	85,500

CURRENT ASSETS
Inventories and supplies	21	6,314	5,644	865
Trade receivables	22	10,006	9,474	1,452
Due from related companies	32	15,300	10,249	1,571
Other financial assets	19(ii), 36	114,513	61,662	9,450
Other current assets		8,963	10,531	1,614
Time deposits with maturity over three months	23	17,160	41,812	6,408
Cash and cash equivalents	23	33,679	24,019	3,681

Total current assets		205,935	163,391	25,041

CURRENT LIABILITIES
Loans and borrowings	27	13,908	11,217	1,719
Trade and accrued payables	24	19,828	18,106	2,775
Due to the parent company	32	3	2	—
Due to related companies	32	20,318	23,097	3,540
Lease liabilities	28	1,425	1,297	199
Contract liabilities	25	2,231	1,544	237
Other payables and accrued liabilities	26	19,580	12,137	1,860
Taxes payable		13,956	7,452	1,142

Total current liabilities		91,249	74,852	11,472

NET CURRENT ASSETS		114,686	88,539	13,569

TOTAL ASSETS LESS CURRENT LIABILITIES		666,482	646,423	99,069

NON-CURRENT LIABILITIES
Loans and borrowings	27	136,152	125,013	19,159
Lease Liabilities	28	7,062	6,022	923
Provision for dismantlement	29	64,163	69,444	10,643
Deferred tax liabilities	11 (i)	3,602	5,119	785
Other non-current liabilities		7,277	6,895	1,057

Total non-current liabilities		218,256	212,493	32,567

Net Assets		448,226	433,930	66,502

EQUITY

Issued capital	30	43,081	43,081	6,602
Reserves	31	405,106	390,627	59,866
Equity attributable to owners of the parent		448,187	433,708	66,468
Non-controlling interests		39	222	34

TOTAL EQUITY		448,226	433,930	66,502

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total	Non- controlling interests	Total equity

Balance at December 31, 2017	43,081	(12,638)	70,000		6,738	264,560	10,830		382,571	—	382,571
Impact of adopting IFRS 15/HKFRS 15	—	—	—		—	(1,218)	—		(1,218)	—	(1,218)
Balance at January 1, 2018	43,081	(12,638)	70,000		6,738	263,342	10,830		381,353	—	381,353
Profit for the year	—	—	—		—	52,675	—		52,675	—	52,675
Other comprehensive income, net of tax	—	8,638	—		374	—	—		9,012	—	9,012
Total comprehensive income	—	8,638	—		374	52,675	—		61,687	—	61,687
2017 final dividend	—	—	—		—	(463)	(10,830)		(11,293)	—	(11,293)
2018 interim dividend	—	—	—		—	(11,785)	—		(11,785)	—	(11,785)
Proposed 2018 final dividend	—	—	—		—	(15,221)	15,221		—	—	—
Disposal of investments in equity instruments at FVTOCI	—	—	—		—	(14)	—		(14)	—	(14)
Others	—	—	—		19	(67)	—		(48)	10	(38)

Balance at December 31, 2018	43,081	(4,000)*	70,000	*	7,131 *	288,467 *	15,221	*	419,900	10	419,910

Balance at January 1, 2019	43,081	(4,000)	70,000		7,131	288,467	15,221		419,900	10	419,910
Profit for the year	—	—	—		—	61,045	—		61,045	—	61,045
Other comprehensive income/(expense), net of tax	—	2,848	—		(1,275)	—	—		1,573	—	1,573
Total comprehensive income/(expense)	—	2,848	—		(1,275)	61,045	—		62,618	—	62,618
2018 final dividend	—	—	—		—	(489)	(15,221)		(15,710)	—	(15,710)
2019 interim dividend	—	—	—		—	(13,290)	—		(13,290)	—	(13,290)
Proposed 2019 final dividend	—	—	—		—	(18,055)	18,055		—	—	—
Acquisition of a subsidiary under common control	—	—	—		(5,331)	—	—		(5,331)	29	(5,302)

Balance at December 31, 2019	43,081	(1,152)*	70,000	*	525 *	317,678 *	18,055	*	448,187	39	448,226

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (continued)

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total	Non- controlling interests	Total equity

Balance at January 1, 2020	43,081	(1,152)	70,000		525	317,678	18,055		448,187	39	448,226
Profit for the year	—	—	—		—	24,956	—		24,956	—	24,956
Other comprehensive expense, net of tax	—	(11,983)	—		(1,253)	—	—		(13,236)	—	(13,236)
Total comprehensive (expense)/income	—	(11,983)	—		(1,253)	24,956	—		11,720	—	11,720
2019 final dividend	—	—	—		—	(297)	(18,055)		(18,352)	—	(18,352)
2020 interim dividend	—	—	—		—	(7,847)	—		(7,847)	—	(7,847)
Proposed 2020 final dividend	—	—	—		—	(9,314)	9,314		—	—	—
Others	—	—	—		—	—	—		—	183	183

Balance at December 31, 2020	43,081	(13,135)*	70,000	*	(728)*	325,176 *	9,314	*	433,708	222	433,930

*	These reserve accounts constitute the consolidated reserves of approximately RMB390,627 million (2019: RMB405,106 million) in the consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts expressed in millions of Renminbi/US$)

		2018	2019	2020	2020
	Notes	RMB	RMB	RMB	US$
		million	million	million	million

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	34	140,082	145,979	99,813	15,297
Income taxes paid		(15,684)	(22,458)	(17,475)	(2,678)

Net cash flows from operating activities		124,398	123,521	82,338	12,619

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(264)	(5,619)	(4,418)	(677)
Capital expenditure		(51,002)	(66,395)	(71,000)	(10,881)
Additions to investments in associates		(64)	(7,707)	(6,401)	(981)
Decrease/(increase) in time deposits with maturity over three months		1,620	(3,095)	(24,236)	(3,714)
Dividends received from associates		162	231	329	50
Dividends received from a joint venture		132	172	42	6
Interest received		872	923	1,016	156
Investment income received		2,721	3,822	4,075	624
Purchase of other financial assets		(178,100)	(187,805)	(140,375)	(21,513)
Purchase of equity investments		(39)	—	(26)	(4)
Proceeds from sale of other financial assets		127,903	197,952	190,142	29,141
Proceeds from sale of equity investments		17	—	—	—
Proceeds from disposal of property, plant and equipment		590	64	2	—
Net cash flows used in investing activities		(95,452)	(67,457)	(50,850)	(7,793)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		9,952	10,464	—	—
Repayment of guaranteed notes		(4,976)	(2,067)	(10,642)	(1,631)
Repayments of lease liabilities		—	(1,451)	(1,619)	(248)
Proceeds from bank loans		2,874	3,846	7,417	1,137
Repayment of bank loans		(6,133)	(8,206)	(2,186)	(335)
Dividends paid		(23,589)	(28,973)	(25,851)	(3,962)
Interest paid		(5,264)	(5,998)	(6,000)	(920)
Acquisition of a subsidiary under common control		—	(5,335)	—	—
Others		28	29	183	28

Net cash flows used in financing activities		(27,108)	(37,691)	(38,698)	(5,931)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,838	18,373	(7,210)	(1,105)
Cash and cash equivalents at beginning of year		12,949	14,995	33,679	5,162
Effect of foreign exchange rate changes, net		208	311	(2,450)	(376)

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	14,995	33,679	24,019	3,681

Total cash outflow for leases amounted to RMB3,668 million.

The accompanying notes are an integral part of these financial statements.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People’s Republic of China (the "PRC") on August 20, 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited(1)	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited(2)	British Virgin Islands	US$24,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CEPR Limited	Hong Kong, PRC	EUR1,000	100%	Investment holding

Indirectly held subsidiaries(3):
CNOOC Deepwater Development Limited(1) (4)	Zhuhai, PRC	RMB22.28 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
China United Coalbed Methane Corporation Limited	Beijing, PRC	RMB1.311 billion	100%	Coalbed methane exploration and sales, Coalbed methane surface exploration, gas mineral prospecting, shallow gas development and utilization in the coalbed methane fields in the PRC
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(3) (continued):
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(5)	Brazil	R$7,207,464,100	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance
CNOOC Petroleum Guyana Limited	Barbados	US$200,100	100%	Petroleum and natural gas exploration, development and production in Guyana

(1)	Registered as a wholly foreign owned enterprise under the PRC law.

(2)	CNOOC Limited subscribed for 2,000 redeemable shares with a par value of US$1.00 each in CNOOC International Limited for the sum of US$ 4,000,000,000 on January 10, 2020.

(3)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation Limited which are indirectly held through CNOOC China.

(4)	The registered capital of CNOOC Deepwater Development Limited increased from 20.78billion to 22.28billion on December 30, 2020.

(5)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$6,778,134,300 to R$7,207,464,100 on December 15, 2020.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION (continued)

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"), Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance (Cap. 622 of the Laws of Hong Kong). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRS standards that are first effective for the current accounting year commencing January 1, 2020 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended December 31, 2019, except for the first time adoption of the new and amendments to IFRS standards/HKFRSs effective for the Group's financial year beginning on January 1, 2020. The application of the new and amendments to IFRS standards/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognized in the consolidated financial statements of the Group.

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

The Group has not applied the following new and amendments to IFRS standards/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 17/HKFRS 17	Insurance Contracts and the related Amendments[1]
Amendments to IFRS 16/HKFRS 16	Covid-19-Related Rent Concessions[4]
Amendments to IFRS 3/HKFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9/HKFRS 9, IAS 39/HKAS 39, IFRS 7/HKFRS 7, IFRS 4/HKFRS 4 and IFRS 16/HKFRS 16	Interest Rate Benchmark Reform – Phase 2[5]
Amendments to IFRS 10/HKFRS 10 and IAS 28/HKAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 1/HKAS 1	Classification of Liabilities as Current or Non-current And related amendments to Hong Kong Interpretation 5 (2020)[1]

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 16/HKAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]

Amendments to IAS 37/HKAS 37	Onerous Contracts – Cost of Fulfilling a Contract[2]
Amendments to IFRS standards/HKFRSs	Annual Improvements to IFRS standards/HKFRSs 2018-2020[2]

1.	Effective for annual periods beginning on or after January 1, 2023

2.	Effective for annual periods beginning on or after January 1, 2022

3.	Effective for annual periods beginning on or after a date to be determined

4.	Effective for annual periods beginning on or after June 1, 2020

5.	Effective for annual periods beginning on or after January 1, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as disclosed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2020.

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

Business combinations or asset acquisitions

Optional concentration test

Effective from January 1, 2020, the Group can elect to apply an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Group acquires a group of assets and liabilities that do not constitute a business, the Group identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price first to financial assets/ financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

Business combinations

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at fair value which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group from the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are recognized in profit or loss as incurred.

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

Business combinations or asset acquisitions (continued)

Business combinations (continued)

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

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

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

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person:

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties (continued)

A party is considered to be related to the Group if: (continued)

(b)	the party is an entity where any of the following conditions applies: (continued)

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalized the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to prove properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

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

Impairment of financial assets

The Group performs impairment assessment under expected credit loss ("ECL") model on financial assets (including cash and cash equivalents, time deposits with maturity over three months, trade receivables, other receivables and debt investment), which are subject to impairment assessment under IFRS 9/HKFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

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

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when the Group's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit of loss.

When the contractual terms of financial liability are modified, the revised terms would result in a substantial modification from the original terms, after taking into account all relevant facts and circumstances including qualitative factors, such modification is accounted for as derecognition of the original financial liability and the recognition of new financial liability. The difference between the carrying amount of financial liability derecognized and the fair value of consideration paid or payable, including any liabilities assumed is recognized in profit or loss.

For non-substantial modifications of financial liabilities that do not result in derecognition, the carrying amount of the relevant financial liabilities is calculated at the present value of the modified contractual cash flows discounted at the financial liabilities' original effective interest rate. Transaction costs or fees incurred are adjusted to the carrying amount of the modified financial liabilities and are amortized over the remaining term. Any adjustment to the carrying amount of the financial liability is recognized in profit or loss at the date of modification.

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

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if any one of the following criteria is met:

·	the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;

·	the Group's performance creates or enhances an asset that the customer controls as the Group performs; or

·	the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 31.

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

Leases (continued)

Right-of-use assets (continued)

The cost of right-of-use asset includes: (continued)

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

Leases (continued)

Lease liabilities (continued)

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

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

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

Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(c)	Recoverable amount of oil and gas properties (continued)

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

2020

During 2020, the Company did not enter into material acquisitions.

2019

On 7 June 2019, the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire a 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was completed on July 19, 2019. The Company has the ability to participate in the financial and operating policy decisions through the voting power of its share ownership interest at general meetings of shareholders, which is the decision-making institution of Arctic LNG 2 LLC. It is therefore determined that the Company has significant influence, and recognized Arctic LNG 2 LLC as an associate and accounted for its participation interest using the equity method. The total consideration comprised a cash consideration of US$903 million paid in 2019, a deferred consideration of US$820 million paid in 2020, and a series of contingent payments, which were capped at US$920 million, based on the date on which the LNG facility train 1 achieves operational start-up and future oil prices.

On August 1, 2019, CNOOC China Limited (“CNOOC China”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on October 11, 2019 and CUCBM became an indirect wholly-owned subsidiary of the Company.

Since the Group and CUCBM are under common control of CNOOC, the Group’s acquisition of CUCBM was accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM were accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition were combined with the financial statements of CUCBM. The consideration for the acquisition was accounted for as an equity transaction in the consolidated statement of changes in equity.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	OIL AND GAS SALES AND MARKETING REVENUES

	2018	2019	2020

Gross sales	191,966	202,635	142,863
Less: Royalties	(4,215)	(4,432)	(2,725)
PRC government's share of oil	(1,194)	(1,030)	(537)
Oil and gas sales	186,557	197,173	139,601
Marketing revenues	35,830	30,867	12,131

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and the collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenue from the trading of oil and gas through the Company’s subsidiaries, which is recognized at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and the collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income.

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

The following table presents the segment financial information of the Group for the years ended December 31, 2018, 2019 and 2020.

	E&P			Trading business			Corporate			Eliminations			Consolidated

	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020

External Revenue	174,671	179,654	128,847	52,610	53,093	26,362	430	452	163	—	—	—	227,711	233,199	155,372
Intersegment Revenue*	16,805	22,256	14,257	(16,805)	(22,256)	(14,257)	176	84	158	(176)	(84)	(158)	—	—	—

Total revenue	191,476	201,910	143,104	35,805	30,837	12,105	606	536	321	(176)	(84)	(158)	227,711	233,199	155,372

Segment profit/(loss) for the year	53,935	60,296	24,895	1,894	1,517	179	4,581	(776)	1,342	(7,735)	8	(1,460)	52,675	61,045	24,956

Amounts included in the measure of segment profit or loss
Operating expenses	(24,405)	(24,754)	(24,243)	—	—	—	—	—	—	17	19	3	(24,388)	(24,735)	(24,240)
Taxes other than income tax	(9,086)	(9,094)	(7,120)	—	—	1	(55)	(62)	(81)	—	—	—	(9,141)	(9,156)	(7,200)
Exploration expenses	(13,201)	(12,342)	(5,601)	—	—	—	—	—	—	66	—	—	(13,135)	(12,342)	(5,601)
Depreciation, depletion and amortization	(50,558)	(57,213)	(51,982)	(55)	(79)	(63)	(301)	(478)	(328)	76	71	67	(50,838)	(57,699)	(52,306)
Impairment and provision	(659)	(2,094)	(5,085)	—	—	—	(7)	—	(114)	—	—	—	(666)	(2,094)	(5,199)
Selling and administrative expenses	(5,359)	(6,124)	(6,857)	(296)	(199)	(188)	(1,816)	(1,757)	(1,863)	42	18	87	(7,429)	(8,062)	(8,821)
Interest income	478	759	871	3	4	2	1,385	1,104	1,059	(1,068)	(800)	(459)	798	1,067	1,473
Finance costs	(4,048)	(4,451)	(4,240)	(1)	(2)	(2)	(2,181)	(2,238)	(2,517)	1,068	826	569	(5,162)	(5,865)	(6,190)
Share of (losses)/profits of associates and a joint venture	(2)	31	(272)	—	—	—	(5,185)	971	(360)	—	—	—	(5,187)	1,002	(632)
Income tax expense	(23,552)	(21,551)	(10,311)	(4)	(7)	(5)	1,074	(3,046)	265	—	—	100	(22,482)	(24,604)	(9,951)

Other segment information
Investments in associates and a joint venture	661	20,447	19,450	—	—	—	24,040	25,043	22,916	—	—	—	24,701	45,490	42,366
Others	490,065	541,591	547,774	3,154	6,347	3,781	401,290	407,851	404,484	(232,829)	(243,548)	(277,130)	661,680	712,241	678,909

Segment assets	490,726	562,038	567,224	3,154	6,347	3,781	425,330	432,894	427,400	(232,829)	(243,548)	(277,130)	686,381	757,731	721,275

Segment liabilities	(336,370)	(384,359)	(404,959)	(2,125)	(4,535)	(2,244)	(138,232)	(152,870)	(201,981)	210,256	232,259	321,839	(266,471)	(309,505)	(287,345)

Capital expenditure	70,783	85,001	80,492	—	—	—	542	487	342	—	—	—	71,325	85,488	80,834

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

6.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia and Australia etc.

In presenting the Group's geographical information, revenues from external customers are based on the location of the Group's customers, and non-current assets are attributed to the segments based on the location of the Group's assets. 71% (2019: 66%, 2018: 68%) of the Group's revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group's geographical information for the years ended December 31, 2018, 2019 and 2020.

	PRC			Canada			Others			Consolidated

	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020

Property, plant and equipment	173,846	197,115	224,742	92,386	92,537	86,251	147,151	150,902	135,675	413,383	440,554	446,668
Right-of-use assets	—	5,774	6,402	—	689	562	—	2,716	2,197	—	9,179	9,161
Investments in associates and a joint venture	3,947	4,649	4,865	—	—	2	20,754	40,841	37,499	24,701	45,490	42,366
Other non-current assets	8,827	9,275	11,027	636	405	287	79	41	46	9,542	9,721	11,360

(c)	Information about major customers

The current year's revenue of approximately RMB7,585 million (2019: approximately RMB19,126 million, 2018: approximately RMB13,329 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC, its subsidiaries (excluding the Group) and associates (the "CNOOC Group") are included in Note 32 (iii).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	PROFIT BEFORE TAX

The Group's profit before tax is arrived at after (crediting)/charging:

	2018	2019	2020

Crediting:
Interest income from bank deposits	(798)	(1,067)	(1,473)

Investment income:
– Fair value changes on other financial assets	(3,685)	(4,603)	(2,978)

Insurance compensation on disposal of property, plant and equipment	(611)	(436)	(65)

Charging:
Auditors' remuneration:
– Audit fee	52	54	55
– Other fees	7	10	8

	59	64	63

Employee wages, salaries, allowances and social security costs	8,406	7,943	7,968

Impairment and provision:
- Property, plant and equipment	196	2,072	6,697
- Recognition/(reversal) of expected credit losses, net	151	57	(1,373)
- Others	319	(35)	(125)
	666	2,094	5,199

Depreciation, depletion and amortization:
– Property, plant and equipment	50,810	54,862	52,106
– Right-of-use assets	—	1,359	1,258
– Intangible assets	405	365	402
– Net amount capitalized	(377)	1,113	(1,460)

	50,838	57,699	52,306

Lease rentals:
– Office properties	668	444	413
– Plant and equipment	1,563	280	412

	2,231	724	825

Repairs and maintenance	4,596	5,415	4,721
Research and development costs	2,350	1,632	2,702
Loss/(gain) on disposal of property, plant and equipment	77	(92)	(1)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	FINANCE COSTS

	2018	2019	2020

Interest on bank loans	139	114	51
Interest on other loans	5,280	5,631	5,579
Interest on lease liabilities	—	348	399
Other borrowing costs	21	26	8

Total borrowing costs	5,440	6,119	6,037

Less: Amount capitalized in property, plant and equipment (note 14)	(2,838)	(3,048)	(2,483)

	2,602	3,071	3,554
Other finance costs:
Unwinding of discount on provision for dismantlement (note 29)	2,560	2,794	2,636

	5,162	5,865	6,190

During the year ended December 31, 2020, the effective interest rates used to determine the amount of related borrowing costs for capitalization varied from 0.7% to 7.875% (2019: 0.7% to 7.875%, 2018: from 0.95% to 7.875%) per annum.

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors' remuneration

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2018
Executive directors:

Yuan Guangyu	—	231	546	143	920
Xu Keqiang	—	231	467	143	841

Subtotal	—	462	1,013	286	1,761

Non-executive directors:

Yang Hua	—	—	—	—	—
Wang Dongjin(2) (4)	—	—	—	—	—
Liu Jian(3)	—	—	—	—	—
Wu Guangqi (2)	—	—	—	—	—

Subtotal	—	—	—	—	—

Independent non-executive directors:
Chiu Sung Hong	946	—	—	—	946
Lawrence J. Lau	802	—	—	—	802
Tse Hau Yin, Aloysius	946	—	—	—	946
Kevin G. Lynch	802	—	—	—	802
Subtotal	3,496	—	—	—	3,496
Total	3,496	462	1,013	286	5,257

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

		Salaries			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2019
Executive directors:

Xu Keqiang (10)	—	257	870	186	1,313
Yuan Guangyu (8)	—	175	1,034	128	1,337

Subtotal	—	432	1,904	314	2,650

Non-executive directors:

Wang Dongjin(9)	—	—	—	—	—
Yang Hua(7)	—	—	—	—	—

Subtotal	—	—	—	—	—

Independent non-executive
directors:

Chiu Sung Hong	985	—	—	—	985
Lawrence J. Lau	835	—	—	—	835
Tse Hau Yin, Aloysius	1,029	—	—	—	1,029
Qiu Zhi Zhong (6)	543	—	—	—	543
Kevin G. Lynch(5)	294	—	—	—	294

Subtotal	3,686	—	—	—	3,686
Total	3,686	432	1,904	314	6,336

2020
Executive directors:

Xu Keqiang (11)	—	239	576	149	964
Hu Guangjie (12)	—	176	193	116	485
Subtotal	—	415	769	265	1,449

Non-executive directors:

Wang Dongjin (15)	—	—	—	—	—
Li Yong (14)	—	—	—	—	—
Wen Dong Fen (13)	—	—	—	—	—

Subtotal	—	—	—	—	—

Independent non-executive directors:
directors:

Chiu Sung Hong	998	—	—	—	998
Lawrence J. Lau	846	—	—	—	846
Tse Hau Yin, Aloysius	1,042	—	—	—	1,042
Qiu Zhi Zhong	846	—	—	—	846

Subtotal	3,732	—	—	—	3,732

Total	3,732	415	769	265	5,181

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(i)	Directors' remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On April 27, 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(3)	On August 16, 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

(4)	On December 5, 2018, Mr. Wang Dongjin, a Non-executive Director, was appointed as the Vice Chairman of the Company.

(5)	On May 7, 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(6)	On May 7, 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(7)	On September 2, 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

(8)	On September 2, 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

(9)	On November 18, 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company, and no longer served as the Vice Chairman of the Board.

(10)	On November 19, 2019, Mr. Xu Keqiang, Executive Director and the President of the Company, was appointed as the Chief Executive Officer of the Company.

(11)	On March 20, 2020, Mr. Xu Keqiang resigned as the President of the Company and he remains to serve as an Executive Director and the Chief Executive Officer of the Company.

(12)	On March 20, 2020, Mr. Hu Guangjie was appointed as an Executive Director and the President of the Company.

(13)	On April 27, 2020, Ms. Wen Dongfen was appointed as Vice Chairman of the Board, a Non-executive Director of the Company.

(14)	On September 29, 2020, Mr. Li Yong was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company.

(15)	On September 29, 2020, Mr. Wang Dongjin ceased to serve as a member of the Remuneration Committee of the Company.

The Company has adopted the share option schemes for the grant of options to the Company's directors. The fair value of share options for the directors is measured according to the Group's accounting policies as set out in Note 3. No Directors exercised any share option in 2018, 2019 or 2020. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2018, 2019 or 2020. Further details of share option scheme and valuation techniques are set out in Note 30.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2018, 2019 or 2020, the executive directors' remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors' remuneration shown above were for their services as directors of the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

9.	KEY MANAGEMENT PERSONNEL'S REMUNERATION (continued)

(ii)	Other key management personnel's (excluding Directors') remuneration

	2018	2019	2020

Short term employee benefits	9	13	10
Pension scheme contributions	1	1	1
Amount paid/payable during the year	10	14	11

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2018	2019	2020

Nil to RMB2,000,000	9	4	10
RMB2,000,001 to RMB2,500,000	—	3	—
	9	7	10

10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2019: none; 2018: none) of the Directors, details of whose remuneration are disclosed in note 9(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2019: five; 2018: five) highest paid employees, for the year are as follows:

	2018	2019	2020

Salaries, allowances and benefits in kind(1)	21	27	25
Performance-related bonuses	18	18	18
Pension scheme contributions	1	2	2
Amount paid/payable during the year	40	47	45

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2019: five, 2018: five) highest paid employees, falls within the following bands:

	2018	2019	2020

RMB6,500,001 to RMB7,000,000	2	—	1
RMB7,000,001 to RMB7,500,000	—	—	1
RMB7,500,001 to RMB8,000,000	1	2	—
RMB8,000,001 to RMB8,500,000	—	1	1
RMB8,500,001 to RMB9,000,000	1	—	—
RMB10,000,001 to RMB10,500,000	—	1	—
RMB10,500,001 to RMB11,000,000	1	—	1
RMB12,500,001 – RMB13,000,000	—	1	1
	5	5	5

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2019: 16.5%, 2018: 16.5%) on profits arising in or derived from Hong Kong.

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

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise. The company is in the process of re-applying to be assessed as a high and new technology enterprise from 2021 to 2023.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 82% (2019: 10% to 50%, 2018: 10% to 50%). The provincial income tax rate of Alberta, Canada reduced from 12% to 11% on July 1, 2019, and will decrease by one percentage point on January 1 of each year until it reaches 8% on January 1, 2022.

As at December 31, 2020, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2018	2019	2020

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	18,151	19,054	9,821
Provision for overseas enterprise income tax on the estimated taxable profits for the year	5,043	3,179	2,080
Deferred tax
Temporary differences in the current year	(712)	(130)	(1,950)
Effect of changes in tax rates	—	2,501	—

Income tax expense for the year	22,482	24,604	9,951

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2018	2019	2020
	%	%	%

PRC statutory enterprise income tax rate	25.0	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.0	2.6	4.3
Effect of changes in tax rates	—	2.9	—
Tax credit from the government	(0.8)	(2.6)	(3.3)
Tax reported in equity-accounted entities within China	(0.2)	(0.1)	(0.3)
Tax losses previously not recognized	(0.2)	—	—
Others	(0.9)	0.9	2.8

Group's effective income tax rate	29.9	28.7	28.5

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2018	2019	2020

Opening Balance	(22,232)	(24,285)	(22,390)
Credit to the profit or loss	(712)	(130)	(1,950)
Changes in tax rates	—	2,501	—
Charge to equity	(190)	(111)	2
Exchange differences	(1,151)	(365)	1,706
Closing Balance	(24,285)	(22,390)	(22,632)

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(i)	Income tax (continued)

Principal components of deferred tax balances are as follows:

	2019	2020

Deferred tax assets
Property, plant and equipment	5,996	6,064
Provision for dismantlement	12,418	12,980
Losses available for offsetting against future taxable profit	19,367	20,157
Fair value of long term borrowings	1,472	1,316
Others	687	1,070

	39,940	41,587

Deferred tax liabilities
Property, plant and equipment	(17,313)	(18,632)
Others	(237)	(323)

	(17,550)	(18,955)

Net deferred tax assets	22,390	22,632
Of which
– deferred tax assets	25,992	27,751
– deferred tax liabilities	(3,602)	(5,119)

As at December 31, 2020, the Group had approximately RMB98,008 million (2019: RMB95,794 million) of carryforward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 4 to 20 years.

Deferred tax assets in respect of tax losses are recognized only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at December 31, 2020, the Group's recognized deferred tax assets on tax losses amounted to RMB92,644 million (2019: RMB89,268 million). Unrecognized tax losses, where recovery is not currently expected, amounted to RMB5,364 million (2019: RMB6,526 million). These unrecognized tax losses are subject to time limits in accordance with tax regulations in different countries.

At December 31, 2020, the Group's unrecognized deferred tax assets related to unused tax credits amounted to RMB7,382 million (2019: RMB10,220 million), which are subject to time limits in accordance with tax regulations in different countries.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

11.	TAX (continued)

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	Value added tax ("VAT") at the rates from 10% to 16% on taxable sales under independent oil and gas fields before April 1, 2019. VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since April 1, 2019 according to "Announcement on Policies for Deepening the VAT Reform" (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after November 1, 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before November 1, 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

iv.	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

v.	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

vi.	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

12.	EARNINGS PER SHARE

	2018	2019	2020

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	52,675	61,045	24,956

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984	44,647,455,984

Effect of dilutive potential ordinary shares under the share option schemes	8,566,982	3,654,758	—

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,656,022,966	44,651,110,742	44,647,455,984

Earnings per share:
Basic (RMB Yuan)	1.18	1.37	0.56
Diluted (RMB Yuan)	1.18	1.37	0.56

13.	DIVIDENDS

	2018	2019	2020

Dividend per ordinary share:
2020 interim dividend - HK$0.20 (2019: interim dividend HK$0.33, 2018: interim dividend HK$0.30) per ordinary share	11,890	13,260	7,744
2019 final dividend - HK$0.45 (2018: final dividend HK$0.40, 2017: Final dividend HK $0.30) per ordinary share	11,633	15,713	18,107

2020 final dividend proposed at HK$0.25 per ordinary share by the Board of Directors - not recognized as a liability as at the end of the year	15,713	18,107	9,314

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total

Cost:

At January 1, 2019	972,605	5,269	977,874
Additions	78,523	710	79,233
Acquisitions	5,619	—	5,619
Disposals and write-offs	(9,270)	(313)	(9,583)
Exchange differences	8,463	36	8,499

At December 31, 2019	1,055,940	5,702	1,061,642

At January 1, 2020	1,055,940	5,702	1,061,642
Additions	74,862	1,383	76,245
Acquisitions	4,418	—	4,418
Disposals and write-offs	(3,018)	(232)	(3,250)
Exchange differences	(33,710)	(139)	(33,849)

At December 31, 2020	1,098,492	6,714	1,105,206

Accumulated depreciation, depletion and amortization and impairment:

At January 1, 2019	(562,144)	(2,347)	(564,491)
Depreciation charge for the year	(54,451)	(411)	(54,862)
Impairment	(2,072)	—	(2,072)
Disposals and write-offs	4,312	278	4,590
Exchange differences	(4,233)	(20)	(4,253)

At December 31, 2019	(618,588)	(2,500)	(621,088)

At January 1, 2020	(618,588)	(2,500)	(621,088)
Depreciation charge for the year	(51,816)	(290)	(52,106)
Impairment	(6,697)	—	(6,697)
Disposals and write-offs	2,163	227	2,390
Exchange differences	18,886	77	18,963

At December 31, 2020	(656,052)	(2,486)	(658,538)

Net book value:
At December 31, 2019	437,352	3,202	440,554

At December 31, 2020	442,440	4,228	446,668

Included in the current year's additions was an amount of approximately RMB2,483 million (2019: approximately RMB3,048 million, 2018: approximately RMB2,838 million) in respect of interest capitalized in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB2,764 million (2019: approximately RMB1,199 million, 2018: approximately RMB1,298 million) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2020, impairment losses of RMB6,697 million (2019: RMB2,072 million in North America and China) related to oil and gas properties in North America, Africa and China were recognized as impairment and provision in profit or loss, primarily triggered by the change of reserve assessment and the decline of forecasted oil price.

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

The discount rate is derived from the Company’s weighted average cost of capital ("WACC") and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations was 7%-12% in 2020 after tax (2019: 8%). A derived pre-tax discount rate would be 7%-16% (2019: 8%-10%).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	RIGHT-OF-USE ASSETS

	FPSO	Building and structures	Equipment	Pipelines	Leasehold lands	Total
Cost:
At January 1, 2020	7,365	752	864	922	877	10,780
Additions	—	209	230	—	1,224	1,663
Disposals and write-offs	(91)	(27)	(741)	(1)	—	(860)
Exchange differences	(118)	(37)	(56)	(60)	—	(271)
At December 31, 2020	7,156	897	297	861	2,101	11,312

Accumulated depreciation, depletion and amortization and impairment:
At January 1, 2020	(712)	(169)	(422)	(187)	(111)	(1,601)
Depreciation charge for the year	(706)	(207)	(275)	(39)	(31)	(1,258)
Disposals and write-offs	12	23	624	—	—	659
Exchange differences	10	—	27	12	—	49
At December 31, 2020	(1,396)	(353)	(46)	(214)	(142)	(2,151)

Net book value:
At January 1, 2020	6,653	583	442	735	766	9,179
At December 31, 2020	5,760	544	251	647	1,959	9,161

Expense relating to short-term leases	44	357	—	12	—	413

Variable lease payments not included in the measurement of lease liabilities	412	—	—	—	—	412

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

During the current period, the Group recognized right-of-use assets of approximately RMB113 million for leases with the CNOOC Group.

Variable lease payments

Leases of FPSO are either with only fixed lease payments or contain variable lease payment that are based on production volume and minimum annual lease payment that are fixed over the lease term. The fixed and variable lease payments paid to relevant FPSO lessors for the year ended December 31, 2020 amounted to RMB1,002 million and RMB412 million.

The overall financial effect of using variable payment terms is that higher rental costs are incurred by FPSO with higher production volume. Variable rent expenses are expected to continue to represent a similar proportion of production volume in future years.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

16.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Exploration rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At January 1, 2019	1,259	531	1,507	3,039	14,592	20,928
Additions	—	—	—	348	—	348
Disposal	—	—	—	(27)	—	(27)
Exchange differences	21	—	24	14	239	298

At December 31, 2019	1,280	531	1,531	3,374	14,831	21,547

At January 1, 2020	1,280	531	1,531	3,374	14,831	21,547
Additions	—	—	—	221	—	221
Disposal	—	—	—	(1)	—	(1)
Exchange differences	(83)	—	(99)	(66)	(960)	(1,208)

At December 31, 2020	1,197	531	1,432	3,528	13,871	20,559

Accumulated amortization:
At January 1, 2019	(836)	(219)	(1,299)	(2,501)	—	(4,855)
Amortization charge for the year	(53)	(30)	(55)	(227)	—	(365)
Disposal	—	—		27	—	27
Exchange differences	(15)	—	(20)	(13)	—	(48)

At December 31, 2019	(904)	(249)	(1,374)	(2,714)	—	(5,241)

At January 1, 2020	(904)	(249)	(1,374)	(2,714)	—	(5,241)
Amortization charge for the year	(75)	(30)	(58)	(239)	—	(402)
Exchange differences	63	—	92	58	—	213

At December 31, 2020	(916)	(279)	(1,340)	(2,895)	—	(5,430)

Net book value:
At December 31, 2019	376	282	157	660	14,831	16,306

At December 31, 2020	281	252	92	633	13,871	15,129

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

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

		Nominal value
		of ordinary shares issued and	Percentage of equity
	Place of	paid-up/registered	attributable to
Name of associates	establishment	capital	the Group	Principal activities

Shanghai Petroleum Corporation Limited(1)	Shanghai, PRC	RMB900 million	30.0%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited(1)	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Jiangsu Shuangchuang Renewable Energy Development Corporation Limited (1)	Jiangsu, PRC	RMB960 million	47%	New energy technology research and development, technical consulting, technical services; wind power; technical services for power system and facilities; power engineering and construction (operated with qualification certificates); generator set installation, commissioning and maintenance

Arctic LNG 2 LLC	Russian Federation	RUB15,976 million	10%	Exploration and development of natural gas and production and marketing of liquefied natural gas in Russia

(1)	Registered as a limited liability company under the PRC Law.

To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The Group's investments in associates represent:

	2019	2020
Share of net assets	24,513	23,544

None of the Group’s associates are considered to be individually material. The following table illustrates the Group’s share of the profits and other comprehensive income of its associates in the consolidated financial statements:

	2018	2019	2020

Profit for the year	406	459	171
Other comprehensive income/(expense)	16	25	(85)
Total comprehensive income	422	484	86

Dividend of RMB329 million was received from the associates in 2020 (2019: RMB231 million, 2018: RMB162 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid- up/registered capital	Percentage of equity attributable to the Group	Principal activities
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarized financial information of the joint venture is disclosed below:

	2019		2020

Current assets		10,742	9,092

Non-current assets		49,417	47,737

Current liabilities		(7,616)	(7,391)

Non-current liabilities		(10,589)	(11,794)

	2018	2019	2020
Revenue	18,661	18,178	12,089
Depreciation, depletion and amortization	(3,446)	(3,195)	(3,321)
Interest income	95	140	101
Finance costs	(518)	(822)	(946)

(Loss)/profit before tax	(17,816)	1,961	(1,641)
Income tax credit/(expense)	6,630	(875)	35
(Loss)/Profit after tax	(11,186)	1,086	(1,606)
Total comprehensive (expense)/income	(11,186)	1,086	(1,606)

Dividend of US$6 million (equivalent to RMB42 million) was received from the joint venture in 2020 and US$25 million (equivalent to RMB172 million) was received from the joint venture in 2019 and US$20 million (equivalent to RMB132 million) was received from the joint venture in 2018.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2019	2020
Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation ("MEG") classified at FVTOCI (1)	1,127	653
	1,127	653

Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (2)	1,778	1,140
Other equity investments classified at FVTOCI	31	36
	1,809	1,176
	2,936	1,829

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at December 31, 2020, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI.

During the year, the fair value changes on the Group's equity investments recognized directly in other comprehensive expense amounted to RMB1,040 million (2019: other comprehensive expense RMB1,167 million, 2018: other comprehensive income RMB278 million).

(ii)	Other financial assets

	2019	2020
Current:
Publicly traded investments classified at FVTPL:
Money market funds (1)	6,660	—

Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (2)	107,853	61,662
	114,513	61,662

(1)	The money market funds can be redeemed at any time.

(2)	The corporate wealth management products will mature from 6 January, 2021 to 13 October, 2021 (2019: from January 8, 2020 to October 14, 2020).

The gains of the Group's other financial assets recognized in the profit or loss for the year was RMB2,978 million (2019: RMB4,603 million, 2018: RMB3,685 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were mainly restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilized for any other purposes but the dismantlement of oil and gas production facilities in the future. As at December 31, 2020, the balance of the specified dismantlement fund accounts was RMB9,738 million (December 31, 2019: RMB8,860 million).

21.	INVENTORIES AND SUPPLIES

	2019	2020

Materials and supplies	5,758	5,064
Oil in tanks	1,483	1,377
Less: Provision for inventory obsolescence	(927)	(797)

	6,314	5,644

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at December31, 2020 and December 31, 2019, the age of substantially all the trade receivables was within one year.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group's cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks.

The weighted average effective interest rate of the Group's bank deposits was 2.56% per annum for the year ended December 31, 2020 (2019: 2.71% per annum, 2018: 2.83% per annum).

24.	TRADE AND ACCRUED PAYABLES

As at December 31, 2020 and 2019, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	CONTRACT LIABILITIES

	2019	2020

Contract Liabilities	2,231	1,544
-Current	2,231	1,544

Under the natural gas sale contracts, which contain take-or-pay clauses, the Group recorded the payments received from customers for natural gas not yet taken as contract liabilities.

The amount of RMB1,242 million contract liability at the beginning of the year has been recognized as revenue for the year ended December 31, 2020.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2019	*	2020	*

Accrued payroll and welfare payable	2,128		1,765
Accrued expenses	1,527		589
Special oil gain levy payable	327		—
Royalties payable	81		136
Provision for dismantlement (note 29)	1,439		916
Deferred consideration to Arctic LNG 2 LLC	5,720		—
Other payables	8,361		8,733
	19,583		12,139

*       These amounts include balances with related parties.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS

Current*

		2019			2020
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
Short-term loans and borrowings
General loans*****	LIBOR+0.60% to 3.915% per annum with maturity within one year	1,905	—	1,905	—	—	—

		1,905	—	1,905	—	—	—
Loans and borrowings due within one year
For Tangguh LNG Project***	LIBOR+0.19% to 0.335% per annum with maturity within one year	226	—	226	78	—	78

For Tangguh LNG III Project****	LIBOR+1.37% to 3.45% per annum with maturity within one year	—	—	—	142	—	142
For Arctic LNG 2 Project*****	EURIBOR+0.7% to 1.2% per annum with maturity in 2026	—	—	—	18	—	18
General loans	LPR-60BPS per annum with maturity in 2033	—	—	—	1	—	1
Notes**		—	11,777	11,777	—	10,978	10,978
		226	11,777	12,003	239	10,978	11,217
		2,131	11,777	13,908	239	10,978	11,217

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

Non-current*

		2019			2020
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
For Tangguh LNG Project***	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	84	—	84	—	—	—
For Tangguh LNG III Project ****	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	2,866	—	2,866	3,233	—	3,233
For Arctic LNG 2 Project*****	EURIBOR+0.7% to 1.2% per annum with maturity in 2026	735	—	735	7,011	—	7,011
General loans	LPR-60BPS per annum with maturity in 2033	—	—	—	814	—	814
Notes**		—	132,467	132,467	—	113,955	113,955
		3,685	132,467	136,152	11,058	113,955	125,013

*	The amount of loans and borrowings included interest payable.

**	The details of notes are as follows:

Issued by	Maturity	Coupon Rate	Outstanding Principal Amount
			December 31, 2019	December 31, 2020
			USD million	USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000	1,000
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500	500
CNOOC Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) Australia Pty Ltd	Matured in 2020	2.625%	1,500	-
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

27.	LOANS AND BORROWINGS (continued)

Non-current (continued)

***	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated October 29, 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

****	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated August 3, 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

*****	As at December 31, 2020, US$1,075 million of the bank loans for Arctic LNG 2 Project and general loans (2019: US$ 378 million) were guaranteed by the Company.

As at December 31, 2020, no shareholder loans (2019: nil) were included in general loans.

The maturities of the long term loans are as follows:

	2019	2020

Repayable:
Within one year	226	239
After one year but within two years	204	288
After two years but within three years	244	326
After three years but within four years	277	495
After four years but within five years	320	649
After five years	2,640	9,300
	3,911	11,297

Amount due within one year shown under current liabilities	(226)	(239)
	3,685	11,058

Supplemental information with respect to the long term loans:

			Weighted
		Weighted	average
		average	interest rate
For the year ended	Balance	interest rate	during the
December 31	at year end	at year end	year (1)

2019	3,911	2.70%	3.43%
2020	11,297	0.95%	1.83%

(1)	The weighted average interest rate is computed by averaging the interest rates as at January 1, and December 31, of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	LEASE LIABILITIES

	12/31/2019	12/31/2020

Lease liabilities payable:
Within one year	1,732	1,522
Within a period of more than one year but not more than two years	1,266	1,218
Within a period of more than two years but not more than five years	3,091	2,762
Within a period of more than five years	4,536	3,632
	10,625	9,134
Less: Discount to present value	(2,138)	(1,815)

Total lease liabilities	8,487	7,319

The incremental borrowing rates applied to lease liabilities range from 3.3% to 5.16% (2019: from 3.3% to 5.16%).

29.	PROVISION FOR DISMANTLEMENT

	2019	2020

At January 1	54,878	65,602
New projects(1)	3,309	3,765
Revision(1)	5,117	35
Utilization	(1,141)	(444)
Deletion	(15)	(115)
Unwinding of discount(2) (note 8)	2,794	2,636
Exchange differences	660	(1,119)

At December 31	65,602	70,360

Current portion of provision for dismantlement included in other payables and accrued liabilities (note 26)	(1,439)	(916)

At December 31	64,163	69,444

(1)	The amounts are included in the additions of oil and gas properties in note 14.

(2)	The discount rates used for calculating the provision for dismantlement is 3.25%-4.25% (2019：3.50%-4.25%，2018: 5% ).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	SHARE CAPITAL

	Number of	Issued share capital equivalent of
	shares	RMB million

Issued and fully paid:
Ordinary shares with no par value as at January 1, 2019, as at December 31, 2019 and as at December 31, 2020	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company's directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

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

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end no later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme. The exercise periods for all options granted under the 2005 Share Option Scheme have lapsed.

No new share option was granted during the year (2019 and 2018: nil) and the Group recognized an equity-settled share option expense of nil (2019 and 2018: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2018		2019		2020
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		HK$		HK$		HK$
Outstanding at the beginning of the year	129,919,000	12.34	67,907,000	11.44	27,030,000	12.70
Granted during the year	—	—	—	—	—	—
Forfeited during the year	(26,732,000)	11.33	(9,977,000)	12.70	(3,255,000)	12.70
Expired during the year	(35,280,000)	14.83	(30,900,000)	9.93	(23,775,000)	12.70
Exercised during the year	—	—	—	—	—	—

Outstanding at the end of the year	67,907,000	11.44	27,030,000	12.70	—	—

Exercisable at the end of the year	67,907,000	11.44	27,030,000	12.70	—	—

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme (continued)

No share options had been cancelled or modified during the years ended December 31, 2018, 2019 or 2020.

31.	RESERVES

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

As at December 31, 2020, the general reserve fund amounted to RMB57,504 million (2019: RMB57,504 million).

In accordance with the "Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry" and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilized, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of December 31, 2020, the Group's safety fund reserve under the PRC regulations amounted to nil (2019: nil).

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

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with the CNOOC Group are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on November 1, 2019 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from January 1, 2020. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from January 1, 2020 were approved by the independent shareholders of the Company on November 21, 2019. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of sales, management and ancillary services

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

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm's length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, the term of contracts, the volume of services, overall customer relationship and other market factors).

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

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm's length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm's length negotiation between both parties with reference to market price (as defined in the comprehensive framework agreement).

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

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group

	2018	2019	2020

Provision of exploration and support services	7,378	10,284	8,536
- Inclusive of amounts capitalized under property, plant and equipment	3,803	6,369	5,962
Provision of oil and gas development and support services	24,061	31,723	36,776
Provision of oil and gas production and support services (note a)	9,284	9,414	9,726
Provision of sales, management and ancillary services (note b)	1,460	1,261	1,940
FPSO vessel leases (note c)*	1,213	1,236	1,249
	43,396	53,918	58,227

*	For the right-of-use assets recognized during this period from the lease agreements with CNOOC Group please refer to note 15.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended December 31, 2018, 2019 or 2020.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2018	2019	2020

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	131,730	132,222	88,843
Long term sales of natural gas and liquefied natural gas (note e)	15,461	15,425	14,613
	147,191	147,647	103,456

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and balances with CNOOC Finance Corporation Limited ("CNOOC Finance") (note f)

(a)	Interest income received by the Group

	2018	2019	2020

Interest income from deposits in CNOOC Finance	391	333	303

(b)	Deposits balances made by the Group

	2019	2020

Deposits in CNOOC Finance	23,380	23,370

(v)	Balances with the CNOOC Group

	2019	2020

Amount due to CNOOC
- included in other payables and accrued liabilities	3	2
Amounts due to other related parties
- included in trade and accrued payables	20,318	23,097
- included in lease liabilities	5,327	4,767
	25,648	27,866

Amounts due from other related parties
– included in trade receivables	14,788	9,508
– included in other current assets	512	741
	15,300	10,249

(vi)	Balance with a joint venture

	2019	2020

Amount due from a joint venture
– included in other current assets	77	82

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 37. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at December 31, 2020, as summarized below:

	2019	2020

Cash and cash equivalents	22,129	14,071
Time deposits with maturity over three months	221	21,844
Specified dismantlement fund accounts (note 20)	8,860	9,738
	31,210	45,653

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel's remuneration

Key management personnel's remuneration is disclosed in note 9.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services.

b)	These include sales, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, natural gas, condensate oil, liquefied petroleum gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	RELATED PARTY TRANSACTIONS (continued)

(viii)	Key management personnel's remuneration (continued)

Notes: (continued)

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 25 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated November 21, 2019, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from January 1, 2020 to December 31, 2022. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On November 21, 2019, the Board approved to maintain the maximum daily outstanding balance of deposits and interest (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance for the period from January 1, 2020 to December 31, 2022 with the amount of RMB23,500 million. The Group’s actual maximum daily outstanding balance for deposits and interest stated in CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2020 did not exceed RMB23,500 million (2019: RMB23,500 million).

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 13% to 16% of the employees' base salaries.

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

During the year, the Group's pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB900 million (2019: RMB1,075 million).

34.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2018	2019	2020

Profit before tax	75,157	85,649	34,907

Adjustments for:
Interest income	(798)	(1,067)	(1,473)
Finance costs	5,162	5,865	6,190
Exchange losses/(gains), net	141	213	(445)
Share of profits of associates	(406)	(459)	(171)
Loss/(profit) attributable to a joint venture	5,593	(543)	803
Investment income	(3,685)	(4,632)	(2,978)
Impairment and provision	6,331	2,094	5,199
Depreciation, depletion and amortization	50,838	57,699	52,306
Loss on disposal and write-off of property, plant and equipment	668	4,238	941
Subtotal	139,001	149,057	95,279

(Increase)/Decrease in trade receivables and other current assets	(940)	(3,213)	5,621
Decrease/(Increase) in inventories and supplies	1,720	(1,304)	2,248
Increase/(Decrease) in trade and accrued payables, contract liabilities and other payables and accrued liabilities	301	1,439	(3,335)

Cash generated from operations	140,082	145,979	99,813

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

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

	Loans and borrowings	Lease liabilities	Dividend payable	Total
	(Note 27)	(Note 28)

At January 1, 2019	143,751	9,139	—	152,890
Financing cash flows	(1,961)	(1,451)	(28,973)	(32,385)
New lease entered	—	687	—	687
Foreign exchange translation	2,499	(236)	(27)	2,236
Finance costs (Note 8)	5,771	348	—	6,119
Dividends declared	—	—	29,000	29,000
At December 31, 2019	150,060	8,487	—	158,547

At January 1, 2020	150,060	8,487	—	158,547
Financing cash flows	(11,411)	(1,619)	(25,851)	(38,881)
New lease entered	—	439	—	439
Foreign exchange translation	(8,057)	(387)	(348)	(8,792)
Finance costs (Note 8)	5,638	399	—	6,037
Dividends declared	—	—	26,199	26,199
At December 31, 2020	136,230	7,319	—	143,549

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at December 31, 2020, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2019	2020
Contracted, but not provided for(1)	64,542	30,856

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB8,854 million (2019: RMB10,528 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2019	2020
Contracted, but not provided for	344	800

As at December 31, 2020, the Group had unutilized banking facilities amounting to approximately RMB55,080 million (2019: RMB54,948 million).

(ii)	Contingencies

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

Fair value of financial instruments

The carrying values of the Group's cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, and other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group's long term bank loans with floating interest rates approximated to the carrying amount as at December 31, 2020 and 2019.

The estimated fair value of the Group's long term guaranteed notes was approximately RMB136,996 million as at December 31, 2020 (2019: RMB154,407 million), which was determined by reference to the market price as at December 31, 2020.

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

As at December 31, 2020 and December 31, 2019, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	December 31, 2020	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	61,662	—	61,662	—
Money market funds	—	—	—	—
Equity investments
Non-publicly traded investments – non current	1,176	—	—	1,176
Publicly traded investments – non current*	653	653	—	—
	63,491	653	61,662	1,176

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at December 31, 2020 and December 31, 2019, the Group held the following financial instruments measured at fair value for each hierarchy respectively: (continued)

	December 31, 2019	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	107,853	—	107,853	—
Money market funds	6,660	6,660	—	—
Equity investments
Non-publicly traded investments – non current	1,809	—	—	1,809
Publicly traded investments – non current*	1,127	1,127	—	—
	117,449	7,787	107,853	1,809

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

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

A substantial portion of the Group's oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2018	2019	2020

China Petroleum & Chemical Corporation*	13,329	19,126	7,585
Castle Peak Power Station	740	1,476	4,471
BP p.l.c.	3,232	2,807	2,832
Phillips 66	4,440	5,197	2,643
PetroChina Company Limited*	15,841	6,964	2,373

*	These transactions are with other state-owned enterprises.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

As at December 31, 2020, the carrying amounts of the Group's cash and cash equivalents, time deposits with maturity more than three months, trade receivables and other receivables (approximately RMB6,631 million included in other current assets) represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

Concentrations of credit risk are managed by counterparty and by geographical region. At December 31, 2020, the Group has certain concentrations of credit risk as 6.62% (2019: 1.89%) and 10.27% (2019: 5.83%) of the Group's trade receivables were due from the Group's largest third-party customer and the five largest third-party customers, respectively.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Group's sales revenue, profit, assets value and cash-flow. In addition, certain of the Group's natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas pricing policies may result in changes in natural gas prices, which will affect the Group's profitability.

CNOOC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in millions of Renminbi unless otherwise stated)

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group's oil and gas sales are denominated in RMB and United States dollars ("US dollars"). Starting from July 21, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB would no longer be pegged to the US dollars. From January 1, 2020 to December 31, 2020, RMB has appreciated by approximately 6.92% (2019: depreciated by approximately 1.62%) against the US dollars. At December 31, 2020, approximately 42% (2019: 52%) of the Group's cash and cash equivalents and time deposits with maturity over three months were denominated in RMB, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollars and British Pounds as such exposures are considered insignificant.

Management has assessed the Group's exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at December 31, 2020 and 2019. Based on management's assessment at December 31, 2020, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.35% (2019: 0.04%) and the equity of the Group by 0.51% (2019: 0.47%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2019.

Senior management is closely monitoring the Group's net exposure to foreign currency risk. The appreciation of RMB against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against RMB, the Group's oil and gas sales may decrease due to the depreciation of the US dollars against RMB. On the other hand, the depreciation of the US dollars against RMB will also decrease the Group's costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group's senior management. As at the end of 2020, the interest rates for 91.34% of the Group's debts were fixed. Apart from borrowing for General Loan, Tangguh LNG Project and Arctic LNG Project, all of the Group's long term debts are fixed rate. The weighted average term of the Group's debt balance outstanding was approximately 8.58 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group's exposure to changes in interest rates is not expected to be material.

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

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2018	2019	2020

Loans and borrowings	143,751	150,060	136,230
Lease liability	—	8,487	7,319
Total Equity	419,910	448,226	433,930
Total capital	563,661	606,773	577,479

Gearing ratio	25.5%	26.1%	24.9%

39.	CHARGES ON ASSETS

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 25, 2021.

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

For the years 2020, 2019 and 2018, approximately 62%, 66% and 69%,, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

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

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
December 31, 2017	1,627	5,911	70	885	11	297	137	-	-	24	786	118	282	421	80	-	88	5	2295	7,543	786	118
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	213	519	-	-	-	-	1	-	-	-	13	1	28	47	-	-	11	3	253	570	13	1
Improved Recovery	-	4	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	5	-	-
Production	(257)	(305)	(22)	(60)	(2)	(41)	(22)	-	-	(13)	(6)	(17)	(19)	(46)	(1)	-	(27)	(6)	(350)	(470)	(6)	(17)
Revisions of prior estimates	200	(21)	6	17	-	23	(2)	-	-	(11)	4	(14)	(32)	(32)	1	-	38	5	211	(20)	4	(14)
December 31, 2018	1,783	6,108	54	842	9	280	114	-	-	-	796	88	263	391	79	-	111	7	2,414	7,627	796	88
Purchase/(Disposal) of reserves	-	96	-	-	-	-	-	-	-	-	-	-	(1)	(3)	-	-	-	-	(1)	93	-	-
Discoveries and extensions	175	639	-	-	-	-	-	-	-	-	26	1	22	69	67	-	3	1	268	709	26	1
Improved Recovery	-	2	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	3	-	-
Production	(265)	(361)	(16)	(53)	(1)	(34)	(44)	-	-	(1)	(7)	(19)	(23)	(50)	(1)	-	(23)	(3)	(374)	(502)	(7)	(19)
Revisions of prior estimates	207	(125)	19	10	1	15	14	-	-	1	(36)	83	(17)	(3)	(1)	-	16	-	239	(102)	(36)	83
December 31, 2019	1,900	6,358	56	799	9	260	84	-	-	-	780	154	250	405	145	-	108	4	2,550	7,827	780	154
Purchase/(Disposal) of reserves	-	-	126	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126	-	-	-
Discoveries and extensions	189	807	-	-	-	-	-	-	-	-	21	1	2	11	43	-	1	-	235	818	21	1
Improved Recovery	3	16	-	-	-	-	-	-	-	-	-	-	-	-	89	-	-	-	93	16	-	-
Production	(284)	(422)	(18)	(56)	(2)	(51)	(33)	-	-	-	(7)	(13)	(25)	(47)	(7)	-	(20)	(3)	(388)	(578)	(7)	(13)
Revisions of prior estimates	144	104	35	(28)	(1)	(24)	27	-		-	3	(48)	(62)	(179)	17	-	(17)	-	143	(127)	3	48
December 31, 2020	1,953	6,863	199	715	6	185	77	-	-	-	797	94	165	191	287	-	72	2	2,758	7,956	797	94

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves: (continued)

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Enterprise's share of equity method investees:
December 31, 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	244	701	-	-	245	707	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	36	-	-	11	36	-	-
Improved Recovery	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(62)	-	-	(10)	(63)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	(19)	-	-	12	(19)	-	-
December 31, 2018	1	5	-	-	-	-	-	-	-	-	-	-	-	-	258	657	-	-	258	661	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20	46	-	-	20	46	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	1	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(57)	-	-	(11)	(59)	-	-
Revisions of prior estimates	1	3	-	-	-	-	-	-	-	-	-	-	-	-	1	(33)	-	-	2	(30)	-	-
December 31, 2019	1	6	-	-	-	-	-	-	-	-	-	-	-	-	269	614	-	-	270	620	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	36	-	-	8	35	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(52)	-	-	(10)	(54)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	(19)	-	-	3	(18)	-	-
December 31, 2020	1	5	-	-	-	-	-	-	-	-	-	-	-	-	270	578	-	-	271	584	-	-

Total consolidated and equity Interests in reserves
December 31, 2018	1,784	6,112	54	842	9	280	114	-	-	-	796	88	263	391	337	657	111	7	2,672	8,288	796	88
December 31, 2019	1,901	6,365	56	799	9	260	84	-	-	-	780	154	250	405	414	614	108	4	2,820	8,447	780	154
December 31, 2020	1,953	6,868	199	715	6	185	77	-	-	-	797	94	165	191	557	578	72	2	3,029	8,540	797	94

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2018	902	1,544	25	531	8	260	102	-	-	-	136	-	143	275	1	-	98	3	1,279	2,614	136	-
December 31, 2019	910	1,730	30	473	8	241	80	-	-	-	122	95	166	278	26	-	97	1	1,317	2,723	122	95
December 31, 2020	1,047	2,514	124	419	5	169	74	-	-	-	120	91	143	180	73	-	65	-	1,531	3,282	120	91

Enterprise's share of equity
method investees:
December 31, 2018	-	5	-	-	-	-	-	-	-	-	-	-	-	-	135	486	-	-	136	491	-	-
December 31, 2019	1	6	-	-	-	-	-	-	-	-	-	-	-	-	139	445	-	-	140	452	-	-
December 31, 2020	1	5	-	-	-	-	-	-	-	-	-	-	-	-	141	385	-	-	142	390	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America(excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
December 31, 2018	882	4,564	29	310	-	20	11	-	-	-	660	88	120	116	78	-	13	4	1,135	5,013	660	88
December 31, 2019	989	4,628	26	326	-	20	4	-	-	-	657	58	84	127	119	-	11	4	1,233	5,105	657	58
December 31, 2020	906	4,349	76	296	-	16	4	-	-	-	677	3	22	11	214	-	6	2	1,228	4,675	677	3

Enterprise's share of equity
method investees:
December 31, 2018	-	-	-	-	-	-	-	-	-	-	-	-	-	-	122	171	-	-	122	171	-	-
December 31, 2019	-	-	-	-	-	-	-	-	-	-	-	-	-	-	130	169	-	-	130	169	-	-
December 31, 2020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	129	193	-	-	129	193	-	-

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	134,993	12,567	1,567	10,025	4,690	8,573	529	12,928	185,872
Operating expenses	(14,870)	(2,098)	(438)	(933)	(3,183)	(1,221)	(198)	(1,327)	(24,268)
Taxes other than income tax	(7,823)	—	(192)	(359)	(155)	(438)	(89)	(16)	(9,072)
Exploration expense	(5,054)	(125)	(1)	(441)	(5,660)	(849)	(346)	(514)	(12,990)
Accretion expense	(1,935)	(3)	—	(133)	(150)	(93)	(2)	(244)	(2,560)
Depreciation, depletion and amortization, and impairment	(25,805)	(7,648)	(199)	(6,919)	(2,719)	(3,721)	(91)	(3,389)	(50,491)
Special oil gain levy	(2,599)	—	—	—	—	—	—	—	(2,599)
	76,907	2,693	737	1,240	(7,177)	2,251	(197)	7,438	83,892

Income tax expense	(19,227)	(1,292)	(221)	(621)	1,880	(137)	203	(3,022)	(22,437)

Result of operations	57,680	1,401	516	619	(5,297)	2,114	6	4,416	61,455

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2018
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	208	—	—	—	—	—	3,651	—	3,859
Operating expenses	(101)	—	—	—	—	—	(1,554)	—	(1,655)
Taxes other than income tax	(13)	—	—	—	—	—	(1,320)	—	(1,333)
Exploration expense	—	—	—	—	—	—	(22)	—	(22)
Accretion expense	(9)	—	—	—	—	—	(69)	—	(78)
Depreciation, depletion and amortization, and impairment	(132)	—	—	—	—	—	(11,877)	—	(12,009)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	(47)	—	—	—	—	—	(11,191)	—	(11,238)

Income tax expense	—	—	—	—	—	—	—	—	—

Result of operations	(47)	—	—	—	—	—	(11,191)	—	(11,238)

Total result of operations for producing activities	57,633	1,401	516	619	(5,297)	2,114	(11,185)	4,416	50,217

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2019
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	139,386	9,728	1,389	20,016	7,117	9,080	507	9,950	197,173
Operating expenses	(15,606)	(1,044)	(517)	(1,718)	(3,062)	(1,426)	(178)	(1,203)	(24,754)
Taxes other than income tax	(7,826)	—	(142)	(514)	(111)	(389)	(67)	(45)	(9,094)
Exploration expense	(6,480)	(55)	(3)	(1,311)	(2,666)	(198)	(292)	(1,337)	(12,342)
Accretion expense	(2,032)	(6)	—	(225)	(151)	(112)	(13)	(256)	(2,795)
Depreciation, depletion and amortization, and impairment	(27,921)	(6,733)	(178)	(13,362)	(2,324)	(6,706)	(99)	(1,962)	(59,285)
Special oil gain levy	(894)	—	—	—	—	—	—	—	(894)
	78,627	1,890	549	2,886	(1,197)	249	(142)	5,147	88,009

Income tax expense	(19,656)	(755)	(165)	(1,833)	446	342	15	(2,393)	(23,999)

Result of operations	58,971	1,135	384	1,053	(751)	591	(127)	2,754	64,010

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2019
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	198	—	—	—	—	—	9,159	—	9,357
Operating expenses	(106)	—	—	—	—	—	(753)	—	(859)
Taxes other than income tax	(11)	—	—	—	—	—	(976)	—	(987)
Exploration expense	—	—	—	—	—	—	(141)	—	(141)
Accretion expense	(9)	—	—	—	—	—	(72)	—	(81)
Depreciation, depletion and amortization, and impairment	(21)	—	—	—	—	—	(1,598)	—	(1,619)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	51	—	—	—	—	—	5,619	—	5,670
		—	—	—	—	—		—
Income tax expense	(7)	—	—	—	—	—	—	—	(7)
		—	—	—	—	—
Result of operations	44	—	—	—	—	—	5,619	—	5,663

Total result of operations for producing activities	59,015	1,135	384	1,053	(751)	591	5,492	2,754	69,673

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2020
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	104,904	6,692	1,709	9,538	3,196	6,623	1,557	5,382	139,601
Operating expenses	(15,799)	(1,110)	(632)	(1,622)	(2,377)	(1,040)	(734)	(930)	(24,244)
Taxes other than income tax	(5,846)	(247)	(169)	(338)	(86)	(333)	(37)	(64)	(7,120)
Exploration expense	(4,838)	(11)	—	(13)	(224)	(246)	(134)	(135)	(5,601)
Accretion expense	(1,967)	(18)	—	(162)	(182)	(85)	—	(223)	(2,637)
Depreciation, depletion and amortization, and impairment	(29,937)	(3,432)	(229)	(9,492)	(2,041)	(11,316)	(635)	(1,597)	(58,679)
Special oil gain levy	(79)	—	—	—	—	—	—	—	(79)
	46,438	1,874	679	(2,089)	(1,714)	(6,397)	17	2,433	41,241

Income tax expense	(11,610)	(755)	(204)	1,006	640	1,789	—	(633)	(9,767)

Result of operations	34,828	1,119	475	(1,083)	(1,074)	(4,608)	17	1,800	31,474

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

		2020
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	194	—	—	—	—	—	2,036	—	2,230
Operating expenses	(94)	—	—	—	—	—	(1,266)	—	(1,360)
Taxes other than income tax	(9)	—	—	—	—	—	(197)	—	(206)
Exploration expense	—	—	—	—	—	—	(6)	—	(6)
Accretion expense	(10)	—	—	—	—	—	(78)	—	(88)
Depreciation, depletion and amortization, and impairment	(38)	—	—	—	—	—	(1,636)	—	(1,674)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	43	—	—	—	—	—	(1,147)	—	(1,104)

Income tax expense	(6)	—	—	—	—	—	—	—	(6)

Result of operations	37	—	—	—	—	—	(1,147)	—	(1,110)

Total result of operations for producing activities	34,865	1,119	475	(1,083)	(1,074)	(4,608)	(1,130)	1,800	30,364

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	471,242	46,634	2,558	101,050	50,554	64,875	3,856	20,402	761,171
Unproved oil and gas properties	18,908	1,645	2	27,835	77,824	35,502	9,471	33,519	204,706
Accumulated depreciation, depletion and amortization	(324,046)	(36,000)	(1,692)	(78,819)	(36,785)	(37,164)	(1,088)	(45,652)	(561,246)
Net capitalized costs	166,104	12,279	868	50,066	91,593	63,213	12,239	8,269	404,631

		2018
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,159	—	—	—	—	—	40,661	—	42,820
Unproved oil and gas properties	—	—	—	—	—	—	4,675	—	4,675
Accumulated depreciation, depletion and amortization	(2,100)	—	—	—	—	—	(13,956)	—	(16,056)
Net capitalized costs	59	—	—	—	—	—	31,380	—	31,439

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2019
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	520,332	52,968	2,597	109,525	45,485	75,140	11,852	23,977	841,876
Unproved oil and gas properties	23,139	2,101	2	24,149	85,849	31,749	13,189	33,886	214,064
Accumulated depreciation, depletion and amortization	(348,621)	(42,497)	(1,830)	(92,951)	(39,509)	(43,677)	(1,204)	(48,299)	(618,588)
Net capitalized costs	194,850	12,572	769	40,723	91,825	63,212	23,837	9,564	437,352

		2019
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,252	—	—	—	—	—	41,827	—	44,079
Unproved oil and gas properties	—	—	—	—	—	—	6,627	20,565	27,192
Accumulated depreciation, depletion and amortization	(2,122)	—	—	—	—	—	(15,804)	—	(17,926)
Net capitalized costs	130	—	—	—	—	—	32,650	20,565	53,345

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

		2020
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	572,782	60,047	2,429	106,271	33,527	76,058	22,956	18,295	892,365
Unproved oil and gas properties	26,187	576	2	19,356	91,106	26,837	6,172	35,891	206,127
Accumulated depreciation, depletion and amortization	(377,546)	(42,924)	(1,856)	(96,475)	(39,037)	(51,042)	(1,764)	(45,408)	(656,052)
Net capitalized costs	221,423	17,699	575	29,152	85,596	51,853	27,364	8,778	442,440

		2020
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,252	—	—	—	—	—	41,032	—	43,284
Unproved oil and gas properties	—	—	—	—	—	—	6,264	21,016	27,280
Accumulated depreciation, depletion and amortization	(2,160)	—	—	—	—	—	(24,732)	—	(26,892)
Net capitalized costs	92	—	—	—	—	—	22,564	21,016	43,672

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development

		2018
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	—	—	—	—	—	—	—	—	—
–Unproved	—	—	—	—	—	—	264	—	264
Exploration costs	10,075	181	1	357	246	178	846	531	12,415
Development costs*	26,801	6,158	—	8,263	463	7,117	2,215	176	51,193
Total costs incurred	36,876	6,339	1	8,620	709	7,295	3,325	707	63,872

		2018
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	—	—	—	—	—	—	—	—	—
–Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	32	—	32
Development costs*	—	—	—	—	—	—	2,455	—	2,455
Total costs incurred	—	—	—	—	—	—	2,487	—	2,487

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2019
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	833	—	—	—	—	—	—	—	833
–Unproved	5,185	—	—	—	—	—	5,619	—	10,804
Exploration costs	14,974	87	1	121	291	112	1,192	1,465	18,243
Development costs*	41,571	6,281	—	3,220	3,737	6,242	4,845	2,802	68,698
Total costs incurred	62,563	6,368	1	3,341	4,028	6,354	11,656	4,267	98,578

		2019
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	—	—	—	—	—	—	—	—	—
–Unproved	—	—	—	—	—	—	—	19,075	19,075
Exploration costs	—	—	—	—	—	—	252	—	252
Development costs*	92	—	—	—	—	—	2,230	1,490	3,812
Total costs incurred	92	—	—	—	—	—	2,482	20,565	23,139

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

		2020
		Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	—	4,418	—	—	—	—	—	—	4,418
–Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	11,686	17	—	84	312	974	783	318	14,174
Development costs*	49,192	4,942	—	616	1,223	2,808	4,617	1,022	64,420
Total costs incurred	60,878	9,377	—	700	1,535	3,782	5,400	1,340	83,012

		2020
		Enterprise's share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
–Proved	—	—	—	—	—	—	—	—	—
–Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	76	—	76
Development costs*	—	—	—	—	—	—	2,024	1,887	3,911
Total costs incurred	—	—	—	—	—	—	2,100	1,887	3,987

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

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

Present value of estimated future net cash flows:

			2018
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,265,804	56,121	10,388	53,962	339,668	125,898	38,104	53,669	1,943,614
Future production costs		(435,664)	(23,068)	(2,576)	(10,929)	(227,445)	(51,544)	(14,271)	(18,333)	(783,830)
Future development costs	(2)	(233,501)	(3,990)	(1,792)	(8,373)	(43,197)	(15,186)	(6,539)	(8,939)	(321,517)
Future income taxes		(118,666)	(9,665)	(1,507)	(4,895)	—	(5,537)	(1,616)	(9,882)	(151,768)

Future net cash flows	(3)	477,973	19,398	4,513	29,765	69,026	53,631	15,678	16,515	686,499
10% discount factor		(174,025)	(7,780)	(1,044)	(4,375)	(52,665)	(20,690)	(6,481)	(3,364)	(270,424)

Standardized measure of discounted future net cash flows		303,948	11,618	3,469	25,390	16,361	32,941	9,197	13,151	416,075

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2018
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	509	—	—	—	—	—	116,334	—	116,843
Future production costs		(282)	—	—	—	—	—	(39,352)	—	(39,634)
Future development costs	(2)	(174)	—	—	—	—	—	(12,577)	—	(12,751)
Future income taxes		—	—	—	—	—	—	(14,202)	—	(14,202)
Future net cash flows	(3)	53	—	—	—	—	—	50,203	—	50,256
10% discount factor		36	—	—	—	—	—	(27,336)	—	(27,300)
Standardized measure of discounted future net cash flows		89	—	—	—	—	—	22,867	—	22,956
Total standardized measure of discounted future net cash flow		304,037	11,618	3,469	25,390	16,361	32,941	32,064	13,151	439,031

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2019
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,271,208	67,935	9,746	37,014	337,576	98,597	61,932	46,503	1,930,511
Future production costs		(406,482)	(27,631)	(2,595)	(10,012)	(205,623)	(41,739)	(22,611)	(13,542)	(730,235)
Future development costs	(2)	(218,067)	(12,807)	(1,565)	(7,383)	(46,306)	(11,633)	(13,163)	(8,949)	(319,873)
Future income taxes		(116,697)	(8,320)	(1,383)	—	—	(4)	(2,052)	(8,998)	(137,454)

Future net cash flows	(3)	529,962	19,178	4,204	19,619	85,646	45,222	24,107	15,015	742,952
10% discount factor		(196,568)	(7,252)	(916)	(2,153)	(66,281)	(15,609)	(8,444)	(3,201)	(300,424)

Standardized measure of discounted future net cash flows		333,394	11,926	3,288	17,466	19,365	29,613	15,663	11,814	442,529

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2019
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	774	—	—	—	—	—	105,608	—	106,382
Future production costs		(318)	—	—	—	—	—	(31,515)	—	(31,833)
Future development costs	(2)	(240)	—	—	—	—	—	(13,541)	—	(13,781)
Future income taxes		—	—	—	—	—	—	(10,974)	—	(10,974)
Future net cash flows	(3)	215	—	—	—	—	—	49,578	—	49,794
10% discount factor		31	—	—	—	—	—	(28,372)	—	(28,341)
Standardized measure of discounted future net cash flows		246	—	—	—	—	—	21,206	—	21,452
Total standardized measure of discounted future net cash flow		333,640	11,926	3,288	17,466	19,365	29,613	36,869	11,814	463,982

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2020
			Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	964,397	72,286	5,322	21,097	204,691	42,177	75,883	19,420	1,405,273
Future production costs		(319,368)	(28,704)	(1,497)	(8,919)	(165,730)	(20,380)	(35,618)	(8,443)	(588,659)
Future development costs	(2)	(204,411)	(13,535)	(983)	(4,612)	(35,995)	(4,925)	(14,761)	(7,630)	(286,852)
Future income taxes		(70,878)	(10,763)	(581)	—	—	(41)	(1,953)	—	(84,216)

Future net cash flows	(3)	369,740	19,284	2,261	7,566	2,966	16,831	23,551	3,347	445,546
10% discount factor		(142,949)	(7,126)	(346)	(691)	(7,945)	(4,136)	(8,369)	996	(170,566)

Standardized measure of discounted future net cash flows		226,791	12,158	1,915	6,875	(4,979)	12,695	15,182	4,343	274,980

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

			2020
			Enterprise's share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	544	—	—	—	—	—	66,673	—	67,217
Future production costs		(319)	—	—	—	—	—	(27,583)	—	(27,902)
Future development costs	(2)	(224)	—	—	—	—	—	(10,811)	—	(11,035)
Future income taxes		—	—	—	—	—	—	(1,510)	—	(1,510)
Future net cash flows	(3)	1	—	—	—	—	—	26,769	—	26,770
10% discount factor		60	—	—	—	—	—	(15,440)	—	(15,380)
Standardized measure of discounted future net cash flows		61	—	—	—	—	—	11,329	—	11,390
Total standardized measure of discounted future net cash flow		226,852	12,158	1,915	6,875	(4,979)	12,695	26,511	4,343	286,370

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

Changes in the standardized measure of discounted future net cash flows:

	2018
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	241,904	13,341	255,245
Sales of production, net of royalties and production costs	(152,494)	(872)	(153,366)
Net change in prices, net of royalties and production costs	210,479	5,771	216,250
Extensions discoveries and improved recovery, net of related future costs	65,730	1,743	67,473
Change in estimated future development costs	(73,551)	(1,754)	(75,305)
Development costs incurred during the year	50,833	2,552	53,385
Revisions in quantity estimates	38,365	850	39,215
Accretion of discount	30,145	2,142	32,287
Net change in income taxes	(51,384)	941	(50,443)
Purchase of properties	—	—	—
Changes in timing and other	56,048	(1,758)	54,290

Standardized measure, end of year	416,075	22,956	439,031

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

	2019
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	416,075	22,956	439,031
Sales of production, net of royalties and production costs	(163,282)	(7,604)	(170,886)
Net change in prices, net of royalties and production costs	(2,633)	(557)	(3,190)
Extensions discoveries and improved recovery, net of related future costs	69,736	2,388	72,125
Change in estimated future development costs	(16,430)	(7,787)	(24,217)
Development costs incurred during the year	34,193	16,201	50,394
Revisions in quantity estimates	43,404	(42)	43,363
Accretion of discount	52,330	2,991	55,321
Net change in income taxes	12,169	1,881	14,050
Purchase of properties	2,789	—	2,789
Changes in timing and other	(5,822)	(8,976)	(14,797)

Standardized measure, end of year	442,529	21,452	463,982

CNOOC LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardized measure of discounted future net cash flows and changes therein (continued)

	2020
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardized measure, beginning of year	442,529	21,452	463,982
Sales of production, net of royalties and production costs	(108,161)	(3,911)	(112,072)
Net change in prices, net of royalties and production costs	(207,451)	(19,639)	(227,090)
Extensions discoveries and improved recovery, net of related future costs	53,325	653	53,978
Change in estimated future development costs	(31,412)	(5,356)	(36,768)
Development costs incurred during the year	63,274	14,596	77,870
Revisions in quantity estimates	19,800	1,228	21,028
Accretion of discount	49,640	2,445	52,085
Net change in income taxes	30,843	3,751	34,594
Purchase of properties	9,360	—	9,360
Changes in timing and other	(46,765)	(3,831)	(50,596)

Standardized measure, end of year	274,982	11,388	286,371